Management Discussion & Analysis and Condensed Financial Statements First quarter of 2026

Contents Executive Summary Income Statement and Balance Sheet Analysis Managerial Financial Margin Cost of Credit Credit Quality Commissions and Fees Non-interest Expenses Balance Sheet Credit Portfolio Funding Capital, Liquidity and Market Ratios Results by Region Results by Business Segments Global Footprint Additional Information Comparison between BRGAAP and IFRS Glossary Independent Auditor’s Report 05 11 12 13 14 17 19 20 21 22 23 24 25 27 28 29 31 33 Management discussion & analysis 03 Financial Statements 35

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Executive Summary Management Discussion & Analysis > Executive Summary Managerial Income Summary Note: (1) Operating Revenues represents the sum of Managerial Financial Margin, Commissions and Fees and Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims; (2) Detailed in the Managerial Financial Margin section; (3) The Annualized Recurring Managerial Return was calculated by dividing the Recurring Managerial Result by the Average Stockholders’ Equity. This result was then multiplied by the number of periods in the year to derive the annualized rate; (4) The return was calculated by dividing the Recurring Managerial Result by the Average Assets; (5) Includes securities; (6) For further details of the Efficiency Ratio calculation methodologies, please refer to the Glossary section; (7) Calculated based on the weighted average number of outstanding shares for the period; (8) Shares represent- ing total capital stock net of treasury shares. The number of outstanding shares was adjusted to reflect bonus shares of (i) 10% granted on March 20, 2025; and (ii) 3% granted on December 30, 2025. As a result, the historical series of per share indicators was restated starting from January 2022 to December 2025; (9) Interest on own capital. Amounts paid/provided for, declared and reserved in stockholders’ equity; (10) Source: Bloomberg; (11) As detailed in the Balance Sheet section; (12) Includes electronic service branches (ESBs) and service points at third-party locations. Do not consider Banco24Horas ATMs. 5 In R$ million (except where indicated) 1Q26 4Q25 1Q25 Recurring Managerial Result 12,282 12,317 11,128 Operating Revenues (1) 46,822 47,617 44,793 Managerial Financial Margin (2) 32,326 32,314 31,081 Recurring Managerial Return on Average Equity - Annualized - Consolidated (3) 24.8% 24.4% 22.5% Recurring Managerial Return on Average Equity - Annualized - Brazil (3) 26.4% 26.0% 23.7% Recurring Managerial Return on Average Assets - Annualized (4) 1.6% 1.6% 1.5% Nonperforming Loans Ratio (90 days overdue) - Total (5) 1.9% 1.9% 1.9% Efficiency Ratio (ER) (6) 37.1% 38.3% 37.0% Recurring Managerial Result per Share (R$) (7) (8) 1.11 1.12 1.00 Net Income per Share (R$) (7)(8) 1.08 1.08 0.98 Number of Total Shares at the end of the period - in million (8) 11,021 11,027 11,102 Book Value per Share (R$) (8) 18.16 17.79 17.47 Dividends and Interest on Own Capital net of Taxes (9) 3,668 23,569 2,583 Market Capitalization (10) 475,741 416,405 318,726 Market Capitalization (10) (US$ million) 91,571 75,916 55,688 Total Assets 3,199,692 3,096,277 2,820,926 Total Credit Portfolio, including Financial Guarantees Provided and Private Securities 1,482,699 1,490,816 1,383,097 Deposits + Funds from Bills + Securities + Borrowings and Onlending (11) 1,667,318 1,701,569 1,509,307 Loan Portfolio/Funding (11) 81.0% 79.7% 83.6% Stockholders' Equity 200,098 196,146 193,900 Solvency Ratio - Prudential Conglomerate (BIS Ratio) 14.8% 15.2% 15.7% Tier I Capital - BIS III 13.4% 13.8% 14.1% Common Equity Tier I - BIS III 12.0% 12.3% 12.6% Liquidity Coverage Ratio (LCR) 195.1% 215.0% 196.4% Net Stable Funding Ratio (NSFR) 122.0% 124.8% 122.3% Total Number of Employees 91,545 92,470 96,311 Brazil 81,659 82,693 86,279 Abroad 9,886 9,777 10,032 Branches and CSBs - Client Service Branches 2,367 2,529 2,795 ATM - Automated Teller Machines (12) 12,863 13,605 15,160 R e su lt s P e rf o rm a n ce S h a re s O th e r B a la n ce S h e e t Starting in the first quarter of 2026, Itaú’s income statement reflects the management reclassifications announced at the end of the fourth quarter of 2025, as well as the consolidation of Avenue’s results follow- ing the acquisition of a controlling interest in that company. Historical Series Spreadsheet - Click here.

Reconciliation between Accounting and Managerial Financial Statements | 1st quarter of 2026 Extraordinary Items | Net of Taxes Effects Executive Summary Management Discussion & Analysis > Executive Summary Managerial Income Statement 6 In R$ million Tax effects Reclassifications Operating Revenues 45,673 624 1,295 (770) 46,822 Managerial Financial Margin 28,166 1,778 1,295 1,087 32,326 Financial Margin with Clients - - - 31,506 31,506 Financial Margin with the Market - - - 820 820 Commissions and Fees 12,455 - - (1,463) 10,993 Revenues from Insurance, Pension Plan and Premium Bonds Operations Before Retained Claims 2,240 - - 1,264 3,504 Other Operating Income 1,114 (7) - (1,107) - Equity in Earnings of Affiliates and Other Investments 1,614 (1,147) - (468) - Non-operating Income 83 - - (83) - Cost of Credit (8,952) - - (1,000) (9,952) Expected loss expenses (10,164) - - (77) (10,241) Discounts Granted - - - (949) (949) Recovery of Loans Written Off as Losses 1,211 - - 26 1,238 Retained Claims (470) - - - (470) Other Operating Expenses (22,492) 1,436 68 2,114 (18,875) Non-interest Expenses (19,829) 1,441 - 2,200 (16,188) Tax Expenses for ISS, PIS, Cofins and Other Taxes (2,663) (6) 68 (87) (2,687) Income before Tax and Profit Sharing 13,759 2,060 1,363 343 17,525 Income Tax and Social Contribution (1,465) (1,644) (1,363) (467) (4,939) Profit Sharing Management Members - Statutory (142) - - 142 - Minority Interests (213) (72) - (19) (305) Net Income 11,938 344 - - 12,282 Managerial Accounting Extraordinary Items Managerial adjustments In R$ million 1Q26 4Q25 1Q25 Net Income 11,938 11,937 10,894 (-) Extraordinary Items (344) (380) (234) Goodwill amortization (218) (174) (194) Impairment of internally developed software assets - (227) - Provision for restructuring (783) (65) - Tax events 667 43 - Corporate events (5) - - Other (5) 43 (40) Recurring Managerial Result 12,282 12,317 11,128

Executive Summary Management Discussion & Analysis > Executive Summary Income Statement of the 1st quarter of 2026 Credit Portfolio including Financial Guarantees Provided and Private Securities (1) Revenues from Insurance includes Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims. 7 (1) Includes Rural Loans to Individuals. (2) Private Securities Includes Debentures, Certificates of Real Estate Receivables (CRI), Commercial Paper, Rural Product Notes (CPR), Financial Bills, Investment Fund Quotas, Eurobonds, Credit Right Funds, exposures to financial institutions and agribusiness trading operations. (3) Calculated based on the conversion of the foreign currency portfolio (US Dollar and Latin American currencies). Note: The Mortgage and Rural Loan portfolios from the companies segment are allocated based on the size of the client. In R$ million 1Q26 4Q25 1Q25 Operating Revenues 46,822 47,617 -1.7% 44,793 4.5% Managerial Financial Margin 32,326 32,314 0.0% 31,081 4.0% Financial Margin with Clients 31,506 31,717 -0.7% 30,158 4.5% Financial Margin with the Market 820 597 37.4% 923 -11.2% Commissions and Fees 10,993 11,836 -7.1% 10,736 2.4% Revenues from Insurance 1 3,504 3,468 1.0% 2,976 17.7% Cost of Credit (9,952) (9,710) 2.5% (9,524) 4.5% Expected Loss Expenses (10,241) (10,031) 2.1% (9,494) 7.9% Discounts Granted (949) (1,195) -20.6% (1,262) -24.8% Recovery of Loans Written Off as Losses 1,238 1,516 -18.3% 1,233 0.4% Retained Claims (470) (435) 8.2% (389) 20.9% Other Operating Expenses (18,875) (19,686) -4.1% (18,152) 4.0% Non-interest Expenses (16,188) (17,045) -5.0% (15,450) 4.8% Tax Expenses for ISS, PIS, Cofins and Other Taxes (2,687) (2,642) 1.7% (2,701) -0.5% Income before Tax and Minority Interests 17,525 17,786 -1.5% 16,729 4.8% Income Tax and Social Contribution (4,939) (5,055) -2.3% (5,280) -6.5% Minority Interests in Subsidiaries (305) (414) -26.5% (321) -5.1% Recurring Managerial Result 12,282 12,317 -0.3% 11,128 10.4% D D In R$ billion Mar-26 Dec-25 D Mar-25 D Individuals 479.5 474.3 1.1% 448.8 6.8% Credit Card Loans 150.2 153.5 -2.1% 138.9 8.2% Personal Loans 68.6 67.4 1.8% 67.3 1.8% Payroll Loans 78.6 75.3 4.4% 74.1 6.1% Vehicle Loans 35.7 36.3 -1.7% 36.8 -3.2% Mortgage Loans 146.4 141.7 3.3% 131.6 11.2% Very Small, Small and Middle Market Loans ¹² 302.8 303.1 -0.1% 273.2 10.9% Corporate Loans ² 454.8 455.9 -0.2% 425.3 6.9% Total for Brazil 1,237.1 1,233.2 0.3% 1,147.3 7.8% Latin America ² 245.6 257.6 -4.7% 235.8 4.2% Total 1,482.7 1,490.8 -0.5% 1,383.1 7.2% Total (ex-foreign exchange rate variation) ³ 1,482.7 1,465.3 1.2% 1,360.2 9.0%

• The cost of credit increased 2.5% in the quarterly comparison and totaled R$10.0 billion. The cost of credit over the average loan portfolio ratio re- mained at the same level as in the previ- ous quarter, at 2.7%. • Commissions and fees and result from insurance operations declined 5.7%. There was a reduction in revenues due to the following seasonal effects: (i) lower card transaction volumes, affect- ing payments and collections and issu- ance; and (ii) performance fees, which were recognized in the second and fourth quarters. • Non-interest expenses are seasonally lower in the first quarter and decreased 5.0% in the quarter. With this earnings dynamics, our efficiency ratio closed the first quarter at 37.1% on a consolidated basis. In Brazil, the ratio ended at 34.9%, the lowest level in the historical series. Management commentary Executive Summary Management Discussion & Analysis > Executive Summary In the first quarter of 2026, the recurring managerial result reached R$12.3 billion, with a 0.3% quarter on quarter decrease. Excluding the effect of the earlier divi- dend payment, which took place at the end of 2025, the recurring managerial re- sult would have been R$12.7 billion, growth of 3.2% in the quarter. The recur- ring managerial return on equity was 24.8% on a consolidated basis and 26.4% in operations in Brazil. • The loan portfolio decreased 0.5% on a consolidated basis and increased 0.3% in Brazil in the quarter. Excluding the effect of foreign exchange variation, the loan portfolios would have grown 1.2% in the consolidated and 1.0% in Brazil. Compared to the same period of the previous year, growth rates were 7.2% on a consolidated basis and 7.8% in Brazil. Excluding the effect of exchange rate variation, the loan portfolios would have grown 9.0% on a consolidated basis and 9.2% in Brazil. • The loan portfolio of individuals in Brazil grew 1.1% in the quarter, with highlights of 3.3% growth in mortgage loans and 4.4% in payroll, the latter due to 19.1% growth in private payroll. In credit cards, there was a 2.1% reduction due to the typical seasonality of the first quarter. • In terms of quarterly comparison, the financial margin with clients declined 0.7%, and excluding the effect of the ear- lier dividend payment that happened at the end of 2025, it would have posted growth of 1.1%. Regarding the spread- sensitive margin, there was a positive im- pact of a better product mix and higher average volume of assets. These positive effects, were partially compensated by the lower number of days in the quarter. • The total nonperforming loans 15–90 days overdue ratio (NPL 15–90), increased 0.1 p.p. and closed the quarter at 1.7%. This increase occurred mainly due to the typical seasonality of the first quarter, which resulted in a 0.23 p.p. increase in the individuals indicator in Brazil. • The nonperforming loans over 90 days overdue ratio (NPL 90) on a consolidated basis, remained stable at 1.9% in the quar- ter. The Brazil ratio closed the quarter at 2.1%, with an increase of 0.1 p.p., both in the quarterly and annual comparisons, mainly related to the increase in very small, small and middle market compa- nies, due to the normalization of the ratio as expected. The recurring managerial result posted growth of 10.4%. The recurring mana- gerial return showed an annual increase of 2.3 p.p. • The financial margin with clients in- creased 4.5% in the annual comparison, due to loan portfolio growth, a higher liabilities’ margin, and a better product mix. • The financial margin with the market declined 11.2%, as a result of the in- crease in the hedge cost of the capital ratio. • The cost of credit increased 4.5% due to the growth of the loan portfolio, with stability in the cost of credit over the loan portfolio ratio, which remained at 2.7%. • Commissions and fees and result from insurance operations increased 5.3%. There was an increase in the volume of card issuing activities, higher asset management revenues, and higher rev- enues from investment banking and brokerage services. The growth in the result from insurance, pension plan and premium bonds also noteworthy, driven by the increase in earned premiums and revenues from commissions from third- party services. • Non-interest expenses increased 4.8%, while the trailing 12-month effi- ciency ratio stood at 38.0% on a consol- idated basis and 36.2% in Brazil. Main Figures Managerial Recurring Result R$ 12.3 bn -0.3% 1Q26 1Q26 x 4Q25 R$ 1,482.7 bn -0.5% Credit portfolio 1Q26 1Q26 x 4Q25 R$ 31.5 bn -0.7% Financial margin with clients 1Q26 1Q26 x 4Q25 R$ 0.8 bn +37.4% Financial margin with the market 1Q26 1Q26 x 4Q25 R$ 10.0 bn Cost of credit 1Q26 1Q26 x 4Q25 R$ 14.0 bn -5.7% Fees and insurance 1Q26 1Q26 x 4Q25 R$ 16.2 bn Non-interest expenses 1Q26 1Q26 x 4Q25 24.8% +0.4 p.p. Recurring managerial return on average equity 1Q26 1Q26 x 4Q25 +2.5% -5.0% 8 Compared to the first quarter of 2025 CET 1 @ 11.5% —> Consolidated ROE of 25.8%

Executive Summary Management Discussion & Analysis > Executive Summary 2026 Forecast (1) Includes financial guarantees provided and private securities; (2) Composed of Expected Loss Expenses, discounts granted and Recovery of Losses Written of as Losses; (3) Commissions and fees (+) Income from insurance, pension plan and premium bonds operations (+) Expenses for claims. 9 Guidance for the year remains unchanged

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Income statement and Balance Sheet Analysis

In R$ million, end of period Average Balance Financial Margin Average Rate (p.a.) Average Balance Financial Margin Average Rate (p.a.) Financial Margin with Clients 1,447,412 31,506 9.1% 1,425,978 31,717 9.1% Spread-Sensitive Operations 1,309,489 27,825 8.9% 1,279,730 27,741 8.9% Working Capital and Other 137,923 3,681 11.3% 146,248 3,975 11.2% Cost of Credit (9,952) (9,710) Risk-Adjusted Financial Margin with Clients 1,447,412 21,554 6.1% 1,425,978 22,006 6.2% 1Q26 4Q25 Managerial Financial Margin Management Discussion & Analysis > Managerial Financial Margin Consolidated Brazil 12 (1) Average daily balance. 31.7 27.7 27.8 32.1 31.5 -4.0 -0.1 -0.6 -0.1 -0.6 0.4 0.5 4.2 4Q25 Working capital and others 4Q25 Spread-sensitive operations 4Q25 Average Volume Product Mix Spreads and liabilities' margin Calendar and working days Latin America and others Spread-sensitive operations 1Q26 Working capital and others 1Q26 (ex-earlier dividend payment) 1Q26 (ex-earlier dividend payment) Earlier dividend payment 1Q26 Breakdown of changes in the Financial Margin with Clients In R$ billion (1) Includes capital allocated to business areas (except treasury) and the corporation working capital. (2) Change in the composition of assets with credit risk between periods in Brazil; (3) Includes Latin America margin and structured operations from the wholesale business segment. - 0.7% Annualized Average Rate of the Financial Margin with Clients The financial margin with clients decreased 0.7% in the quarter. The reduction was mainly explained by the negative impact of the earlier dividend payment that occurred at the end of the fourth quarter of 2025. Excluding this negative impact, the financial margin with clients would have increased 1.1%. There was an increase in the spread-sensitive margin, with emphasis on: (i) the positive effect of a better product mix, due to the higher relative growth of more profitable products, such as overdraft facilities; and (ii) a higher average volume of assets, driven by the increase in the average profitable portfolio, especially mort- gage loans, private payroll portfolios, as well as the increase in the average balance of the very small, small and middle-market companies portfolio, mainly related to government programs for small and middle market companies. These positive effects were partially off- set by the seasonal effect of the lower number of days in the quarter. Compared to the previous year, financial margin with clients grew 4.5%, related to the in- crease in the loan portfolio, the higher liabilities’ margin, and the better product mix. This growth was partially offset by the negative impact of the earlier dividend payment and low- er receipts from structured operations in the wholesale business. The financial margin with the market increased by 37.4% in the quarter, mainly due to the higher result obtained by the trading desk. Compared to the previous year, there was a de- crease of 11.2%, due to the increase in the hedge cost of the capital ratio. Margin with Clients R$31.5 bn -0.7% +4.5% 1Q26 x 4Q25 1Q26 x 1Q25 Margin with the Market R$0.8 bn +37.4% -11.2% 1Q26 x 4Q25 1Q26 x 1Q25 (1) (1) 9.2% 9.4% 9.2% 9.1% 9.1% 6.2% 6.4% 6.3% 6.2% 6.1% 1Q25 2Q25 3Q25 4Q25 1Q26 10.1% 10.3% 10.1% 10.0% 10.0% 6.7% 7.0% 6.8% 6.8% 6.6% 1Q25 2Q25 3Q25 4Q25 1Q26 Financial Margin with Clients Risk-Adjusted Financial Margin with Clients In R$ million 1Q26 4Q25 D 1Q25 D Financial Margin with Clients 31,506 31,717 -0.7% 30,158 4.5% Financial Margin with the Market 820 597 37.4% 923 -11.2% Total 32,326 32,314 0.0% 31,081 4.0% (1) (1) (2) (3) + 1.1% + 0.3%

13 Cost of Credit Management Discussion & Analysis > Cost of Credit Cost of credit closed the first quarter of 2026 at R$10.0 billion and increased 2.5% from the previous quarter. This increase was due to the Retail Business in Brazil, as the concen- tration of household spending in this period generated an increase in the short-term over- due ratio and, consequently, led to higher expected loss expenses in the segment. In addi- tion, the typical first-quarter seasonality also negatively affected the credit recovery of the segment. There was a decline in discounts granted in Wholesale Business in Brazil, mainly due to the impact of the sale of a portfolio of a specific client that occurred in 4Q25, which increased the volume of discounts granted in the previous quarter. Compared to the previous year, the cost of credit increased 4.5%. This change occurred in line with the growth of the loan portfolio, while the cost of credit over the loan portfolio remained stable. Recovery of Loans Written off as Losses and Sales of Financial Assets In the first quarter of 2026, there were sales of portfolios that were already recognized as losses, in both the Retail and Wholesale Busi- nesses in Brazil, totaling R$1.2 billion, with a positive impact of R$39 million on the recovery of loans written off as losses and R$21 million on the recurring managerial result. These sales did not impact credit quality indicators. In the quarter, we sold active portfolios without risk retention to non-related companies in the amount of R$2.9 million, which would have been more than 90 days overdue, and portfolios in Latin America in the amount of R$29 million, without more than 90 days overdue. These sales of active portfolios did not impact the long overdue ratio and generated a positive impact of R$3.7 million on the cost of credit and R$1.8 million on the recurring managerial result. Cost of Credit +2.5% +4.5% 1Q26 x 4Q25 R$10.0 bn 1Q26 x 1Q25 Cost of credit by segment 58.6% 57.9% 58.2% 56.8% 57.2% 24.0% 24.5% 24.1% 25.0% 25.3% 17.3% 17.5% 17.7% 18.2% 17.5% 58.2 57.4 57.3 56.0 55.9 Mar-25 Jun-25 Sep-25 Dec-25 Mar-26 Stage 3 Stage 2 Stage 1 Balance of Provision for Expected Loss by Stage (*) Average balance of the credit portfolio (including securities) with financial guarantees provided. (*) Average balance of the credit portfolio (including securities) with financial guarantees provided. Note: With the adoption of CMN Resolution No. 4,966/21, the expected loss expenses now also includes the portfolio of securities with the characteristic of granting credit. R$ billion 8,701 8,056 8,315 8,051 8,477 119 695 605 1,000 941 704 691 528 659 534 2.7 2.7 2.7 2.7 2.7 1Q25 2Q25 3Q25 4Q25 1Q26 Latin America ex-Brasil Wholesale - Brazil Retail - Brazil Cost of Credit/Loan Portfolio (*) - Annualized (%) R$ million In R $ millio n 1Q26 4Q25  1Q25  Expected Loss Expenses (10,241) (10,031) 2.1% (9,494) 7.9% Recovery of Loans Written Off as Losses 1,238 1,516 -18.3% 1,233 0.4% Discounts Granted (949) (1,195) -20.6% (1,262) -24.8% Cost of Credit (9,952) (9,710) 2.5% (9,524) 4.5% Cost of Credit / Total Risk (*) - Annualized (%) 2.7 2.7 -0.01 p.p. 2.7 -0.05 p.p.

14 1.2 1.2 1.2 1.3 1.3 1.4 0.02 0.09 0.05 1.05 0.03 0.10 2.8 3.1 3.0 3.0 2.7 3.0 Dec-24 Mar-25 Jun-25 Sep-25 Dec-25 Mar-26 Very Small, Small and Middle Market Companies - Brazil Corporate - Brazil Individuals - Brazil 1.6 1.8 1.7 2.0 1.6 1.7 1.5 1.7 1.6 1.9 1.5 1.7 2.3 2.2 2.3 2.2 2.1 2.1 Dec-24 Mar-25 Jun-25 Sep-25 Dec-25 Mar-26 Total Brazil¹ Latin America² Credit Quality Management Discussion & Analysis > Credit Quality The total nonperforming loans 15–90 days overdue ratio (NPL 15–90) increased by 0.1 p.p. compared to the previous quarter and closed the quarter at 1.7%. This increase was related to the 0.23 p.p. growth in the individuals loan portfolio ratio in Brazil, due to the typical seasonality of the period, when household spending is concentra- ted, closing the quarter at 3.0%. The nonperforming loans 90 days overdue ratio (NPL 90) remained stable for another con- secutive quarter. In Brazil, the individuals ratio remained stable compared with the previous quarters of 2025. There was a 0.1 p.p. increase compared to the previous quarter in the ratio for very small, small and middle market companies in Brazil, which continued the normalization cycle of the indicator due to the end of grace periods of government programs. NPL Ratio (%) | 15 to 90 days NPL Ratio (%) | over 90 days Brazil Brazil ¹ Includes units abroad ex-Latin America. ² Excludes Brazil. stable Mar-26 x Mar-25 stable Mar-26 x Dec-25 1.9% NPL Ratio over 90 days with securities Credit Quality Indicators | Includes Securities 2.0 1.9 1.9 1.9 1.9 1.9 2.1 2.0 2.0 2.0 2.0 2.1 1.3 1.4 1.4 1.3 1.2 1.1 Dec-24 Mar-25 Jun-25 Sep-25 Dec-25 Mar-26 Total Brazil¹ Latin America² 1.7 1.6 1.6 1.7 1.8 1.9 0.1 0.1 0.1 0.1 0.1 0.1 3.8 3.6 3.6 3.6 3.6 3.6 Dec-24 Mar-25 Jun-25 Sep-25 Dec-25 Mar-26 Very Small, Small and Middle Market Companies - Brazil Corporate - Brazil Individuals - Brazil

15 8,785 9,217 9,512 8,227 9,656 0.7% 0.7% 0.7% 0.6% 0.7% 1Q25 2Q25 3Q25 4Q25 1Q26 Write-Off Write-Off/Loan Portfolio (*) ' ' 23.7 22.6 22.0 18.3 18.0 40.1 38.8 38.4 35.1 34.8 Mar-25 Jun-25 Sep-25 Dec-25 Mar-26 Restructured Renegotiated Credit Quality Management Discussion & Analysis > Credit Quality From the first quarter of 2025 onward, we started to disclose the restructured loan portfo- lio in accordance with the requirements of CMN Resolution No. 4,966/21. This portfolio was composed of loan operations and securities whose original contractual terms were signifi- cantly modified due to the deterioration of their credit quality and presented a reduction of 1.5% compared to December 2025. The renegotiated loans and securities portfolio decreased by 1.0% compared to December 2025 and closed the first quarter of 2026 at R$34.8 billion. In both cases, the reductions were related to the retail portfolio, due to the reduction of the personalized credit portfo- lio. The NPL Creation over the loan portfolio remained at 0.7%, at a historically low level, with relative stability across all segments. As a result, NPL Creation decreased on a quarterly comparison and ended the first quarter at R$9,694 million. Loan portfolio write-offs increased by 17.4% from the previous quarter, due to the Retail Business in Brazil, which closed the quarter at R$8.9 billion, in line with the behavior of NPL creation over the last three quarters of 2025. The ratio between loan operations written off and the average balance of the loan portfolio closed the first quarter at 0.7%, an increase of 0.1 p.p. from the previous quarter. NPL Creation NPL Creation Ratio in the Loan Portfolio1 Renegotiated Loans Write-Off 0.6% 0.7% 0.7% 0.7% 0.7% 1.3% 1.5% 1.5% 1.5% 1.5% 0.0% 0.0% 0.1% 0.1% 0.1% 0.4% 0.4% 0.3% 0.4% 0.2% 1Q25 2Q25 3Q25 4Q25 1Q26 Total Retail - Brazil Wholesale - Brazil Latin America ex-Brasil 1 The loan portfolio for the previous quarter excluding financial guarantees provi- ded. As of the first quarter of 2025, the NPL creation and the credit portfolio inclu- de securities. R$ million 7,749 9,441 9,485 9,964 9,694 6,847 8,409 8,502 8,693 9,044 (32) 180 353 319 295 933 852 630 953 355 1Q25 2Q25 3Q25 4Q25 1Q26 Total Retail - Brazil Wholesale - Brazil Latin America ex-Brazil R$ million R$ billion (*) Loan portfolio average balance for the previous two quarters. As of the first quarter of 2025, the write-off and the loan portfolio include securities. Note: NPL Creation of 1Q26 was calculated by including the active loan portfolios of R$2.9 million from Wholesale and Retail Business in Brazil and the NPL Creation of secu- rities. 1Q26 x 1Q25 stable 0.7% NPL Creation in the Loan Portfolio 1Q26 x 4Q25 + 0.1 p.p. Credit Quality Indicators | Includes Securities

16 Credit Quality Management Discussion & Analysis > Credit Quality Credit Quality Indicators in CMN Resolution No. 4,966/21 Below we present the credit quality indicators introduced by CMN Resolution No. 4,966/21, which classifies financial instruments into three stages: Stage 1: Applicable to financial instruments without a significant increase in credit risk. Stage 2: Applicable to financial instruments with a significant increase in credit risk since their origination, with the following conditions: • Not problematic assets • A delay of between 30 and 90 days Stage 3: Applicable to assets with credit recovery problems (problematic assets), evidenced by a delay over 90 days in the payment of principal or charges, or by the indication that the respective obligation will not be fully honored. At this stage, the recognition of interest is on a cash basis. This stage is indicated by: • Non-performing loans over 90 days • Restructuring: renegotiation with significant change in the original conditions due to a relevant deterioration • Indication of non-compliance with obligations For further details, see explanatory note 2 b) of the Financial Statements. Loan portfolio classified as Stage 2 increased by 0.12 p.p. from the previous quarter, however, it remained at the same level as in the other quarters of 2025. The portfolio classified as Stage 3 also increased, both in total and in corporate, related to the inclusion of specif- ic clients from the companies segment, due to the deterioration in the credit rating of these clients. The coverage level of Stage 3 was defined based on our expected loss criteria and considered collateralization and recovery prospects of the loans. Stage 2 Loan Portfolio (% over Total Portfolio) Stage 3 Loan Portfolio (% over Total Portfolio) Stage 2 Coverage (%) (Stage 2 Provision over Stage 2 Portfolio) Stage 3 Coverage (%) (Stage 3 Provision over Stage 3 Portfolio) 4.4 4.4 4.3 4.2 3.9 4.0 6.0 5.8 5.9 5.8 5.8 5.7 3.5 3.5 3.3 3.3 2.7 3.1 4.2 4.3 4.2 4.0 3.8 3.7 Dec-24 Mar-25 Jun-25 Sep-25 Dec-25 Mar-26 Total Individuals - Brazil Companies - Brazil Latin America 22.9 23.7 24.1 23.9 23.3 22.9 24.5 26.1 26.5 26.5 26.3 26.2 23.9 22.9 23.6 24.2 22.5 20.816.9 16.6 16.7 14.5 14.4 14.6 Dec-24 Mar-25 Jun-25 Sep-25 Dec-25 Mar-26 Total Individuals - Brazil Companies - Brazil Latin America 55.0 56.1 55.8 55.9 54.7 53.6 59.8 61.4 59.2 59.6 59.7 59.3 55.3 55.9 57.1 57.8 55.4 52.2 42.4 43.1 43.4 40.2 39.4 39.7 Dec-24 Mar-25 Jun-25 Sep-25 Dec-25 Mar-26 Total Individuals - Brazil Companies - Brazil Latin America 4.1 4.3 4.2 4.1 4.0 4.2 7.7 8.0 7.8 7.6 7.4 7.5 1.7 1.8 1.8 1.9 1.9 2.1 4.6 4.6 4.6 4.4 4.1 4.0 Dec-24 Mar-25 Jun-25 Sep-25 Dec-25 Mar-26 Total Individuals - Brazil Companies - Brazil Latin America

17 178,191 209,061 197,640 39,932 42,021 38,516 218,123 251,082 236,156 37.5 37.9 38.7 37.9 39.2 39.2 1Q25 4Q25 1Q26 Debit Card Transaction Volume Credit Card Transaction Volume Credit card accounts - does not include additional cards (million) Debit card accounts - does not include additional cards (million) Commissions and Fees and Insurance Management Discussion & Analysis > Commissions and Fees and Insurance Commissions and fees and result from insurance operations decreased 5.7% compared with the last quarter of 2025. There was a reduction in fund management fees, as the previous quarter included the recognition of performance fees, which were concentrated in the second and fourth quarters of the year. There was also a reduction in revenues from card issuance and from payments and collections (which include acquiring operations), due to lower tran- saction volumes, reflecting the typical first-quarter seasonality. Revenues from investment banking operations also decreased, as a result of lower market activity during the period. Compared to the same period of the previous year, commissions and fees and result from insurance operations increased 5.3%, mainly due to increases in: (i) asset management, driven by higher fund balances; (ii) higher volumes in investment banking and brokerage services; and (iii) higher result from insurance operations, driven by the increase in earned premiums and in commissions from third-party insurance services. On the other hand, there was a decrease in payments and collections, especially due to the increase in the cost of funding in the acquiring operation. Services and Insurance R$14.0 bn -5.7% +5.3% 1Q26 x 4Q25 1Q26 x 1Q25 Card Issuance Transaction Volume R$ million 1Q26 R$236.2 billion -5.9% x 4Q25 +8.3% x 1Q25 Credit -5.5% vs 4Q25 +10.9% vs 1Q25 Debit -8.3% vs 4Q25 -3.5% vs 1Q25 Payments and Collections Revenues from card issuance decreased 6.3% in the quarter, due to the lower credit card transaction volume. Compared to the same period of the previous year, revenues increased 1.5%, mainly as a result of the increase in credit card transaction volume, partially offset by higher expenses on re- wards programs, in line with the strategy of offering more benefits to clients as they increase their engagement with the bank. Acquiring Transaction Volume 1Q26 R$283.3 billion -5.9% x 4Q25 +26.0% x 1Q25 Credit -4.1% vs 4Q25 +32.3% vs 1Q25 Debit -10.3% vs 4Q25 +11.3% vs 1Q25 Note: As from the first quarter of 2025, revenue from card activities – acquirer, in addition to corporate current account package fees, and Pix (the Central Bank of Brazil's instant payment system) are now allocated in the Payments and Collections line (previously Collection Services). (1) Revenues from Insurance, Pension Plan and Premium Bonds Operations net of retained claims. Payments and collections revenues de- creased 9.2% in the quarter, related to the reduction in the transaction value of acquir- ing operations, which are seasonally lower in the first quarter of the year. The 7.0% decrease, compared to the same period of the previous year, occurred mainly due to the increase in the cost of funding in acquiring operations, in addition to a change in the revenue mix, which affected only the comparison with the last year, but did not impact the variation in the quarter. Note: As of 1Q26, we started to consider new installment credit products in the card transaction volume of the issuing business. In R$ million 1Q26 4Q25 D 1Q25 D Card Issuance 3,267 3,486 -6.3% 3,219 1.5% Current Account for Individuals 541 570 -5.1% 689 -21.5% Credit Operations and Guarantees Issued 646 613 5.5% 613 5.4% Payments and Collections 1,964 2,163 -9.2% 2,113 -7.0% Asset Management 1,909 2,082 -8.3% 1,658 15.1% Fund Management Fees 1,376 1,546 -11.0% 1,217 13.0% Consórcio Administration Fees 533 535 -0.5% 440 21.0% Advisory Services and Brokerage 1,275 1,473 -13.5% 1,072 18.9% Other Brazil 451 497 -9.4% 459 -1.8% Latin America (ex-Brazil) 941 953 -1.2% 913 3.1% Commissions and Fees 10,993 11,836 -7.1% 10,736 2.4% Result from Insurance Operations¹ 3,034 3,034 0.0% 2,588 17.2% Services and Insurance 14,026 14,869 -5.7% 13,323 5.3%

18 Revenues from current account services for individuals decreased by 5.1% in the quarter and declined 21.5% from the same period of the previous year. Both movements reflected the bank’s proactive agenda of offering increasingly better conditions to clients, as they expand their rela- tionship with the bank. Advisory Services and Brokerage Revenue from advisory and brokerage services decreased 13.5% in the quarter, due to lower volumes in investment banking opera- tions, especially in fixed income securities issuance. On the other hand, brokerage revenues increased, both in individuals and insti- tutional brokerage services. Compared to the same period of the previous year, revenues in- creased 18.9%, mainly due to higher revenues from individuals and institutional brokerage services. There was also an increase in investment banking gains, related to mergers and acquisitions and fixed income securities issuance. Result from Insurance, Pension Plan and Premium Bonds The result from insurance, pension plan and premium bonds remained stable from the previous quarter. The increase in re- tained claims, mainly in the portfolios of protected card and payment, group life and credit life, was offset by higher sales in the mortgage and credit life segments. Current Account for Individuals Fund Management Fund management fees decreased 11.0% in the quarter, due to the recognition of performance fees, which occurred in the pre- vious quarter. The recognition of these revenues occurs in the second and fourth quarters of the year. Fixed Income: In 1Q26, in Local Fixed Income, we were ranked 1st in the ANBIMA Origination Ranking, totaling R$28.9 billion in originated volume, with a 25.2% market share; and 1st in Distribution, totaling R$15.7 billion in distributed volume, with a 29.4% market share. Equities: In 1Q26, we participated in 6 transactions, totaling R$1.0 billion in volume (12.3% market share), ranking 2nd by number of transactions and 3rd by transaction volume in the Dealogic ranking. Mergers and Acquisitions: In 1Q26, we advised on 8 transactions in Brazil, totaling R$17.8 billion (23.4% market share), ranking 1st by number of transactions and 4th by transaction volume in the Dealo- gic ranking. Stable +17.2% 1Q26 x 4Q25 R$3.0 bn 1Q26 x 1Q25 The increase of 17.2% from the same peri- od of the previous year was due to the growth in: (i) revenue from commissions due to third-party insurance services; and (ii) earned premiums, mainly in individual life, credit life, mortgage and protected card and payment, driven by higher sales and the evolution of the portfolio. These movements were partially offset by the increase in retained claims, in the portfoli- os of individual life, credit life, protected card and payment and property. Result from Insurance, Pension Plan and Premium Bonds Commissions and Fees and Insurance Management Discussion & Analysis > Commissions and Fees and Insurance Compared to the first quarter of 2025, fund management fees in- creased 13.0%, mainly due to the growth in balances during the period.

19 Non-interest Expenses Management Discussion & Analysis > Non-interest expenses Non-interest expenses were seasonally lower in the first quarter and decreased by 5.0% in total and by 5.6% in Brazil, compared to the previous quarter. The reduction in personnel expenses, which impacts Commercial and Administrative, Transactional, and Technology expenses, was due to lower provisions for vacation and 13th salary payments to employees. In addition to this effect, the reduction in transactional expenses was mainly related to lower operating expenses, civil provisions and lower expenses with third-party expenses. With regard to other expenses, there was a reduction in marketing, advisory, and consult- ing expenses, which are seasonally lower in the first quarter. In Latin America, the de- crease occurred due to lower credit card expenses in Uruguay, which were seasonally lower in the period, partially offset by higher consulting expenses in Paraguay. Compared to the first quarter of 2025, non-interest expenses increased by 4.8% in total and by 5.2% in Brazil. The increase in personnel expenses, which impacts Commercial and Administrative, Transactional, and Technology expenses, occurred due to the effects of the collective wage agreement, with a 5.68% salary adjustment as of September 2025. The growth in Technology expenses occurred due to the increase in cloud processing volume and higher spending on systems development. In Latin America, the increase occurred mainly due to higher expenses in Uruguay, related to higher profit sharing expenses and card volume. R$16.2 bn Non-interest expenses -5.0% +4.8% 1Q26 x 4Q25 1Q26 x 1Q25 Number of Employees - in thousands Branches and Client Service Branches 259 252 251 252 250 359 372 368 324 300 2,177 2,114 1,998 1,953 1,817 2,795 2,738 2,617 2,529 2,367 Mar-25 Jun-25 Sep-25 Dec-25 Mar-26 Latin America and IBBA CSBs - Brazil Brick and Mortar Branches - Brazil In R$ million 1Q26 4Q25 D 1Q25 D Commercial and Administrative (personnel) (6,482) (6,713) -3.4% (6,047) 7.2% Transactional (personnel, operations and service) (3,917) (4,214) -7.1% (3,955) -1.0% Technology (personnel and infrastructure) (3,087) (3,167) -2.5% (2,833) 8.9% Other Expenses (503) (729) -31.0% (457) 10.2% Total - Brazil (13,989) (14,824) -5.6% (13,292) 5.2% Latin America (ex-Brazil) (2,199) (2,221) -1.0% (2,158) 1.9% Total (16,188) (17,045) -5.0% (15,450) 4.8% 38.5 38.4 38.5 38.4 38.0 38.036.8 36.6 36.7 36.5 36.3 36.2 39.6 37.0 38.0 38.8 38.3 37.1 37.4 35.1 36.3 37.1 36.4 34.9 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 Trailing 12-month Efficiency Ratio (%) Trailing 12-month Efficiency Ratio in Brazil (%) Quarterly Efficiency Ratio (%) Quarterly Efficiency Ratio in Brazil (%) Efficiency Ratio 96.3 95.7 93.6 92.5 90.9 0.7 91.5 Mar-25 Jun-25 Sep-25 Dec-25 Mar-26 Brazil and Abroad Avenue and Handy The efficiency ratio is seasonally lower in the first quarter, and in Brazil it reached the lowest levels in the historical series, both on a quarterly basis and on a 12-month period. The ratio reached 34.9% in the quarter, a reduction of 1.4 p.p. from the previous quarter. In the last 12 months, the ratio reached 36.2%, a decrease of 0.5 p.p. from the same period of the previous year. Our efficiency ratio reached 37.1% in the quarter, a decrease of 1.2 p.p. from the previous quarter. In the last 12 months, the ratio rea- ched 38.0%, a decrease of 0.4 p.p. from the same period of the previous year.

20 Balance Sheet Management Discussion & Analysis > Balance Sheet Total assets increased 3.3% compared with the previous quarter of 2025, mainly due to the growth of: (i) R$62.9 billion in securities and derivatives, especially government securities; (ii) R$16.7 billion in interbank investments, as a result of the increase in securities pur- chased under agreements to resell; and (iii) R$14.8 billion in inter- bank and interbranch accounts, mainly due to the Central Bank of Brazil deposits. The 13.4% increase, from the same period of the previous year, occurred especially due to the increases of: (i) R$116.5 billion in interbank investments; (ii) R$99.4 billion in securities and derivatives, mainly in pension plan funds and government securities; and (iii) R$80.7 billion in operations with credit granting characteris- tics, due to the growth of the portfolio across all segments in Brazil, in addition to the increase of the portfolio in Latin America. The increase in liabilities in the quarter occurred mainly due to the rise of R$72.2 billion in securities sold under repurchase agreements, in addition to an increase of R$21.7 billion in other liabilities, resul- ting from the seasonal growth of taxes. These movements were par- tially offset by the reduction in deposits balance, especially in de- mand and in savings deposits. From the same period of the previous year, the 13.4% increase occurred due to the rise of R$120.0 billion in securities sold under repurchase agreements, in addition to the growth of R$80.6 billion in deposits, mainly in the time deposits. The- re was also an increase of R$49.2 billion in technical provisions for insurance, pension plan and premium bonds, mainly due to the in- crease in the remuneration of provisions, in addition to the net gain of pension plan funds in the period. Stockholders' equity increased by R$4.0 billion in the quarter and grew by R$6.2 billion compared to the same period of the previous year. Both movements occurred mainly due to the appropriation of net income in the period, partially offset by the payment of divi- dends and interest on capital, in addition to the acquisition of trea- sury shares. Liabilities (In R$ million, end of period) 03/31/2026 12/31/2025 D 03/31/2025 D Current and Long-Term Liabilities 2,990,324 2,890,647 3.4% 2,618,303 14.2% Deposits 1,099,998 1,114,482 -1.3% 1,019,413 7.9% Securities sold under repurchase agreements 528,406 456,158 15.8% 408,401 29.4% Debt instruments 419,894 415,630 1.0% 388,199 8.2% Borrowing and Onlending 136,916 147,164 -7.0% 123,098 11.2% Derivatives 88,588 69,899 26.7% 70,778 25.2% Interbank and Interbranch Accounts 109,359 109,961 -0.5% 112,611 -2.9% Provisions for financial guarantees, credit commitments and credits to be released 2,314 1,794 29.0% 1,330 74.0% Technical provision for insurance, pension plan and premium bonds 371,959 360,617 3.1% 322,721 15.3% Other provisions 16,795 15,849 6.0% 16,814 -0.1% Current and deferred tax liabilities 19,259 23,941 -19.6% 19,366 -0.6% Other liabilities 196,836 175,152 12.4% 135,572 45.2% Stockholders' Equity 200,098 196,146 2.0% 193,900 3.2% Non-controlling Interests 9,270 9,484 -2.3% 8,723 6.3% Total Liabilities and Equity 3,199,692 3,096,277 3.3% 2,820,926 13.4% Assets (In R$ million, end of period) 03/31/2026 12/31/2025 D 03/31/2025 D Current and Long-term Assets 3,162,262 3,061,050 3.3% 2,786,081 13.5% Cash 39,723 37,144 6.9% 38,893 2.1% Interbank Investments 357,134 340,388 4.9% 240,627 48.4% Securities and Derivatives 1,061,659 998,727 6.3% 962,279 10.3% Operations with credit granting characteristics 1,219,313 1,229,943 -0.9% 1,138,645 7.1% Loan, lease and other credit operations 1,071,165 1,084,014 -1.2% 1,002,453 6.9% Securities 199,198 197,424 0.9% 189,706 5.0% (Provision for expected credit loss) (51,050) (51,495) -0.9% (53,514) -4.6% Interbank and Interbranch Accounts 296,771 282,008 5.2% 248,131 19.6% Current and deferred tax assets 93,261 92,994 0.3% 83,768 11.3% Other Assets 94,401 79,846 18.2% 73,738 28.0% Permanent Assets 37,430 35,227 6.3% 34,845 7.4% Total Assets 3,199,692 3,096,277 3.3% 2,820,926 13.4%

21 86.3% 87.2% 86.4% 5.9% 5.3% 5.7% 7.8% 7.5% 7.8% Mar-25 Dec-25 Mar-26 Credit Portfolio Management Discussion & Analysis > Credit Portfolio Credit Portfolio with Financial Guarantees Provided and Private Securities (Individuals and Companies) - Brazil Payroll loans R$78.6 bn As of 03/31/26 +4.4% vs Dec-25 +6.1% vs Mar-25 Credit cards R$150.2 bn As of 03/31/26 -2.1% vs Dec-25 +8.2% vs Mar-25 Compared with the end of December 2025, the private sector grew 19.1%, due to the higher origination of the new payroll- deducted credit offers. The public sector increased 1.9%, reflecting the creation of a structure dedicated to civil servants within internal channels. The 0.1% reduction in the INSS sector was driven by the disconti- nuation of operations in the external chan- nel, in line with the strategy of prioritizing own channels. 48.210.9 19.5 78% 22% Transactors² Installments with interest Revolving credit + overdue loans¹ Portfolio by origination (%) 1st Quarter of 2026 Branches Itaú Consignado S.A. Portfolio by sector (R$ billion) 1st Quarter of 2026 INSS Private sector Public sector Mortgage loans (Individuals) R$146.4 bn As of 03/31/26 +3.3% vs Dec-25 91.2% of the mortgage portfolio is Individuals Originations | 1st Quarter of 2026 R$10.2 bn -6.8% vs Mar-25 91.7% of total mortgage credit is originated by borrowers Loan-to-value (individuals) Ratio of the amount of the financing to the total value of real-estate property. 55.5% 39.1% Vintage (quartely average) Vehicle loans (individuals) R$35.7 bn As of 03/31/26 -1.7% vs Dec-25 -3.2% vs Mar-25 (1) Includes NPL more than one day overdue; (2) Includes installments without interest. Originations | 1st Quarter of 2026 R$4.4 bn -13.4% vs Mar-25 44 months 29% Average Ticket R$52.4 thousand Average Term % Average Down Payment Loan-to-value Vintage (quarterly average) +11.2% vs Mar-25 Portfolio Corporate loans R$454.8 bn As of 03/31/26 The corporate loans portfolio decreased by 0.2% in the quarter, due to the effect of foreign exchange variation. Compared to the first quarter of 2025, the 6.9% increase in the portfolio was mainly due to the growth in the agribusiness portfolio. Exclu- ding the effect of foreign exchange varia- tion, the portfolio would have grown by 0.7% in the quarter and 8.8% compared to the same period of the previous year. -0.2% vs Dec-25 Very small, small and middle market R$302.8 bn As of 03/31/26 The portfolio of very small, small and mid- dle market companies remained stable in the quarter, and grew 1.2% excluding the effect of foreign exchange variation. This movement was mainly due to the increase in the portfolio of government programs, which also led to a growth of the portfolio compared to the same period of the previ- ous year. -0.1% vs Dec-25 32.7% 35.2% 32.2% 11.7% 10.5% 11.7% 8.5% 7.7% 7.9% 6.5% 5.4% 6.7% 4.5% 5.8% 4.3% 36.1% 35.4% 37.2% Credit Portfolio without Financial Guarantees Provided and Private Securities by Vintage In R$ billion q > = 5 q - 4 q - 3 q - 2 q - 1 Actual quarter (q) 1,071 1,084 1,002 1Q26 4Q25 1Q25 +6.9% vs Mar-25 +10.9% vs Mar-25 67.7% Market share of origination 57.3% Among private banks

22 1,509 1,531 1,570 1,702 1,667 1,298 1,325 1,363 1,480 1,434 1,261 1,268 1,278 1,357 1,350 Mar-25 Jun-25 Sep-25 Dec-25 Mar-26 97.2% 95.7% 93.7% 91.7% 94.2% 83.6% 82.8% 81.4% 79.7% 81.0% Funding Management Discussion & Analysis > Funding Funding from clients decreased 1.3% in the quarter, mainly due to the reduction of R$12.3 billion in demand deposits, especially abroad, as a result of the effect of exchange rate variation, in addition to the decrease of R$5.1 billion in savings deposits. Growth of 11.6% in the last 12 months occurred mainly due to the increases of: (i) R$74.7 billion in funds from bills, structured operations certificates and repurchase agreements, mainly in financial, real estate and agribusiness bills; and (ii) R$72.2 billion in time deposits, especially in Brazil. Assets under custody grew by 4.8% in the quarter and 22.6% in the last 12 months. In both comparisons, the growth was driven by the increase of: (i) own products, mainly in treasury and in offshore products; and (ii) open platform, driven by the rise in fixed income products and pension plan funds. Portfolio¹ / Funding from clients and other funding (1) Funds from Bills include: Real Estate, Mortgage, Financial, Credit and Similar Notes. Own debentures are linked to Repurchase Agreements. From 4Q25, Repurchase Agreements involving third-party securities were incorporated. For better comparability, historical data has been reclassified. (2) Includes installments of subordinated debt not included in the Tier II Reference Equity. (3) Balance related to institutional and corporate clients.(4) From 4Q25 onwards, considers the Latin American portfolio and funds. For better comparability, historical data has been reclassified. Loans¹ and funding Portfolio¹ / Funding from clients and other funding net of reserve required by BACEN and Cash Loan portfolio¹ Funding from clients and other funding net of reserve required by BACEN and Cash (1) Includes private securities and other credits. Loan portfolio¹ Funding from clients and other funding In R$ billion In R$ million, end of period 1Q26 4Q25 D 1Q25 D Funding from Clients (A) 1,451,095 1,470,451 -1.3% 1,300,589 11.6% Demand Deposits 123,088 135,383 -9.1% 117,135 5.1% Savings Deposits 172,249 177,305 -2.9% 174,640 -1.4% Time Deposits 788,966 789,643 -0.1% 716,755 10.1% Funds from Bills, Structured Operations Certificates and Repurchase Agreements 1 366,792 368,120 -0.4% 292,059 25.6% Other Funding (B) 216,224 231,117 -6.4% 208,718 3.6% Onlending 31,112 30,668 1.4% 17,836 74.4% Borrowing 105,805 116,495 -9.2% 105,262 0.5% Securities Obligations Abroad 72,449 76,420 -5.2% 78,298 -7.5% Other2 6,859 7,534 -9.0% 7,322 -6.3% Total (A) + (B) 1,667,318 1,701,569 -2.0% 1,509,307 10.5% Own Products 3,240,214 3,064,111 5.7% 2,682,082 20.8% Open Platform 437,777 421,730 3.8% 370,370 18.2% Assets under Management 3,677,991 3,485,841 5.5% 3,052,452 20.5% Fiduciary Management and Custody3 648,901 642,627 1.0% 476,321 36.2% Assets under Custody4 4,326,892 4,128,468 4.8% 3,528,773 22.6%

23 12.3% 12.0% 1.5% 0.8% -0.4% -0.5% -0.3% 1.4% 13.8% 13.4% Tier I Dec-25 Net Income in the quarter Dividends, Interest on Own Capital and Stock Buyback Risk-Weighted Assets¹ Phase-in, Operational Risk and Resolution 229 ² – Jan-26 Tier I Mar-26 In R$ million Mar-26 Dec-25 Mar-25 HQLA 371,058 389,723 340,855 Potential Cash Outflows 190,159 181,290 173,512 LCR (%) 195.1% 215.0% 196.4% Capital, Liquidity and Market Ratios Itaú Unibanco assesses the risk adequacy of its capital, represented by the regulatory capital for credit, market and operational risks, as well as the capital necessary to cover other risks, in accordance with the rules disclosed by the Central Bank of Brazil to implement the Basel III capital requirements in Brazil. R$217, 7 bilhões Tier I Capital Ratio Common Equity Tier I (CET I) Additional Tier I (AT1) (1) Includes Prudential and Equity adjustments. (2) Evolution of phase-in schedule for the increase in risk weights applied to investments, in accordance with BCB Resolution No. 229/2022. Capital Ratios Main changes in the quarter Referential Equity: growth of 0.8% driven by the net income for the period, partially offset by the payment of interest on own capital and stock buyback (related to the share-based payment plans). The com- mon equity increased by 0.6%. RWA: increased by R$55.3 billion, mainly due to the impact of regula- tory changes related to credit and operational risks, in addition to the growth of required capital for operational and market risks. BIS ratio: decreased by 0.4 p.p. from December 2025, mainly due to the implementation of regulatory changes related to credit and ope- rational risks, the growth of risk-weighted assets, the payment of interest on own capital and stock buyback, effects partially offset by the net income for the period. In March 2026, the BIS ratio was 3.2 p.p. above the minimum required, including capital buffers. Liquidity Ratios These ratios are calculated based on the methodology defined by the Brazili- an Central Bank, which is in line with the Basel III international guidelines. Liquidity Coverage Ratio (LCR) The average LCR in the quarter reached 195.1%, above the 100% limit, which means that we have sufficient resources consistently available to cover losses in stress sce- narios. Net Stable Funding Ratio (NSFR) The NSFR was 122.0% at the end of the quarter, above the 100% limit, which means that we have stable resources available to support the stable resources required in the long term. For 2026, the minimum liquidity ratio indicator required by the Brazilian Central Bank is 100%. Value at Risk - VaR1 This is one of the main market risk indicators, and a statisti- cal metric that quantifies the potential economic losses which are expected in normal market conditions. (1) Values represented above consider a 1-day time horizon and a 99% confidence level. Further information on risk and capital management is avai- lable on our Investor Relations website at www.itau.com.br/ investor-relations, in the section Results and Reports - Re- gulatory Reports - Pillar 3. Management Discussion & Analysis > Capital and Risk In R$ million, end of period 1Q26 4Q25 VaR by Risk Factor Interest Rates 2,038 1,376 Currency 52 51 Shares on the Stock Exchange 45 46 Commodities 48 40 Diversification Effects (312) (385) Total VaR 1,871 1,128 Maximum VaR in the quarter 1,871 1,208 Average VaR in the quarter 1,288 1,066 Minimum VaR in the quarter 1,076 883 In R$ million Mar-26 Dec-25 Mar-25 Available Stable Funding 1,491,577 1,499,680 1,362,350 Required Stable Funding 1,222,668 1,202,060 1,114,206 NSFR (%) 122.0% 124.8% 122.3% In R$ million, end of period 1Q26 4Q25 Common Equity Tier I 186,771 185,595 Tier I (Common Equity + Additional Capital) 209,183 208,161 Referential Equity (Tier I and Tier II) 230,527 228,589 Total Risk-weighted Assets (RWA) 1,560,810 1,505,475 Credit Risk-weighted Assets 1,310,658 1,312,221 Operational Risk-weighted Assets 181,754 143,006 Market Risk-weighted Assets 68,398 50,248 Common Equity Tier I Ratio 12.0% 12.3% Tier I Capital Ratio 13.4% 13.8% BIS Ratio (Referential Equity / Total Risk-weighted Assets) 14.8% 15.2% Note: The ratios were calculated based on the Prudential information, which includes financial institutions, consórcio managers, payment institutions, companies that acquire operations or which directly or indirectly assume credit risk and investment funds in which the conglomerate retains substantially all of the risks and benefits.

24 Results by Region We present below the income statement segregated between our operations in Brazil, which includes units abroad, excluding Latin Ameri- ca, and our operations in Latin America (excluding Brazil). • Our Operations in Brazil¹ represented 94.6% of the recurring managerial result in the quarter. • In Latin America operations, ROE increased by 0.8 p.p. compared to the previous quarter and closed the first quarter of 2026 at 12.0%. 1Q26 4Q25 D 1Q25 D Operating Revenues 43,132 43,772 -1.5% 40,901 5.5% Managerial Financial Margin 29,636 29,468 0.6% 28,136 5.3% Financial margin with clients 28,574 28,699 -0.4% 27,115 5.4% Financial margin with the Market 1,062 769 38.2% 1,021 4.0% Commissions and Fees 10,052 10,883 -7.6% 9,823 2.3% Revenues from Insurance ² 3,445 3,421 0.7% 2,942 17.1% Cost of Credit (9,418) (9,051) 4.0% (8,820) 6.8% Expected loss expenses (9,621) (9,239) 4.1% (8,751) 9.9% Discounts Granted (907) (1,153) -21.3% (1,204) -24.7% Recovery of Loans Written Off as Losses 1,110 1,340 -17.2% 1,135 -2.2% Retained Claims (458) (424) 8.0% (387) 18.4% Other Operating Expenses (16,628) (17,429) -4.6% (15,944) 4.3% Non-interest expenses (13,988) (14,824) -5.6% (13,292) 5.2% Tax Expenses and Other ³ (2,640) (2,605) 1.3% (2,651) -0.4% Income before Tax and Minority Interests 16,629 16,868 -1.4% 15,751 5.6% Income Tax and Social Contribution (4,882) (4,929) -0.9% (5,168) -5.5% Minority Interests in Subsidiaries (124) (217) -42.9% (131) -5.3% Recurring Managerial Result 11,623 11,723 -0.9% 10,452 11.2% Share 94.6% 95.2% -0.5 p.p. 93.9% 0.7 p.p. Return on Average Equity - Annualized 4 26.4% 26.0% 0.4 p.p. 23.7% 2.7 p.p. Brazil¹ (in R$ million, end of period) 1Q26 4Q25 D 1Q25 D Operating Revenues 3,690 3,846 -4.0% 3,892 -5.2% Managerial Financial Margin 2,690 2,846 -5.5% 2,945 -8.7% Financial margin with clients 2,932 3,017 -2.8% 3,043 -3.6% Financial margin with the Market (242) (172) 40.8% (97) 148.2% Commissions and Fees 941 953 -1.2% 913 3.1% Revenues from Insurance ² 59 47 23.8% 34 71.4% Cost of Credit (534) (659) -19.0% (704) -24.1% Expected loss expenses (619) (792) -21.8% (743) -16.7% Discounts Granted (42) (42) 0.1% (58) -27.1% Recovery of Loans Written Off as Losses 127 175 -27.4% 97 30.8% Retained Claims (12) (11) 14.7% (2) 458.6% Other Operating Expenses (2,246) (2,258) -0.5% (2,208) 1.7% Non-interest expenses (2,199) (2,221) -1.0% (2,158) 1.9% Tax Expenses and Other ³ (47) (37) 27.6% (50) -5.4% Income before Tax and Minority Interests 897 918 -2.3% 978 -8.3% Income Tax and Social Contribution (56) (126) -55.3% (112) -49.5% Minority Interests in Subsidiaries (181) (197) -8.4% (190) -4.9% Recurring Managerial Result 660 595 10.9% 676 -2.5% Share 5.4% 4.8% 0.5 p.p. 6.1% -0.7 p.p. Return on Average Equity - Annualized 4 12.0% 11.2% 0.8 p.p. 13.1% -1.0 p.p. Latin America (in R$ million, end of period) Main foreign exchange variations compared to the Brazilian Real (BRL) - March, 2026 (1) Includes units abroad, ex-Latin America. (2) The result from Insurance includes Revenue from Insurance, Pension Plans and Premium Bond Operations before Retained Claims. (3) Includes Tax Expenses (ISS, PIS, COFINS and other). (4) The Annualized Recurring Managerial Return was calculated by dividing the Recurring Managerial Result by the Average Stockholders’ Equity. This result was then multiplied by the number of periods in the year to derive the annualized rate. Note: Information for Latin America is presented in the nominal currencies. BRL R$5.219 - 5.1% - 9.1% vs. Dec-25 vs. Mar-25 Colombian Peso 701.26 vs. Dec-25 + 2.2% vs. Mar-25 - 4.2% Uruguayan Peso vs. BRL 7.78 vs. Dec-25 + 9.4% vs. Mar-25 + 6.0% Chilean Peso vs. BRL 177.59 vs. Dec-25 + 8.5% vs. Mar-25 + 6.6% Paraguayan Guarani vs. BRL 1,237 vs. Dec-25 + 3.9% vs. Mar-25 - 10.9% vs. U.S. Dollar vs. BRL Management Discussion & Analysis > Activities Abroad

25 Results by Business Segment Management Discussion & Analysis > Results by Business Segment The recurring managerial result increased 5.1% compared with the previous quarter of 2025, due to the higher financial margin with clients, mainly as a result of an improved product mix, due to the relative growth of more profitable products, in addition to the higher average credit volume, particularly in the mortgage loans, private payroll and government programs for small and Middle market companies portfolios. There was also a decrease in non-interest expenses, due to the seasonal effect of the first quarter of the year, resulting from the reduc- tion in provisions for employees’ vacation and 13th salary. These movements were partially offset by the higher cost of credit, due to the increase in expected loss expenses, as a result of the seasonal growth in short-term delinquency, as well as the lower recovery of loans writ- ten off as losses, a typical movement of the first quarter. There was also a reduction in com- missions and fees, as a result of the seasonal decrease in transaction volumes in card issuance and in the acquiring operation. The recurring managerial result increased 29.4% from the same period of the previous year. This movement occurred mainly due to: (i) an increase in the financial margin with clients, as a result of an improved product mix and higher average credit volume; (ii) an increase in in- surance revenues, mainly due to the growth in revenues from third-party services and to the increase in earned premiums; and (iii) a de- crease in the cost of credit, due to the reduction in discounts granted. On the other hand, there was an increase in non-interest expenses due to higher commercial and administrative expenses, due to the effects of the collective wage labor agreement, in addition to a reduction in commissions and fees, due to the increase in the cost of funding in acquiring. Retail - Recurring Managerial Result R$5.5 bn +5.1% +29.4% 1Q26 x 4Q25 1Q26 x 1Q25 Loan Portfolio In R$ billion 1Q26 R$599.7 billion +1.3% x Dec-25 The Pro Forma financial statements of the Retail Business, Wholesale Business and Activities with the Market and Corporation segments presented below are based on managerial information derived from internal models which more accurately reflect the activities of the business units. Retail Business Retail business products and services offered to both current account and non-current account holders include: personal loans, mortgage loans, payroll loans, credit cards, acquiring services, vehicle financing, investment, insurance, pension plans and premium bond products, among others. Current account holders are segmented into: (i) Retail; (ii) Uniclass; (iii) Personnalité; and (iv) Very Small and Small Companies. In R$ million 1Q26 4Q25 D 1Q25 D Operating Revenues 29,439 29,266 0.6% 27,219 8.2% Managerial Financial Margin 19,567 19,086 2.5% 17,632 11.0% Commissions and Fees 6,717 7,018 -4.3% 6,794 -1.1% Revenues from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims 3,155 3,162 -0.2% 2,793 13.0% Cost of Credit (8,477) (8,051) 5.3% (8,701) -2.6% Retained Claims (455) (420) 8.2% (383) 18.6% Other Operating Expenses (12,854) (13,317) -3.5% (12,100) 6.2% Income before Tax and Minority Interests 7,653 7,478 2.3% 6,035 26.8% Income Tax and Social Contribution (2,069) (2,060) 0.4% (1,676) 23.4% Minority Interests in Subsidiaries (92) (190) -51.8% (113) -18.7% Recurring Managerial Result 5,493 5,228 5.1% 4,246 29.4% - - Recurring Return on Average Allocated Capital 28.5% 28.4% 0.1 p.p. 25.0% 3.5 p.p. Efficiency Ratio (ER) 40.5% 42.5% -2.0 p.p. 41.3% -0.8 p.p. 550.5 558.2 565.3 592.3 599.7 Mar-25 Jun-25 Sep-25 Dec-25 Mar-26+8.9% x Mar-25

26 The recurring managerial result decreased by 5.6% from the previous quarter of 2025, mainly due to the lower financial margin with clients, as a result of the calendar effect, the seasonal reduction in the first quarter in the volume of liabilities, as well as the lower re- sult from structured operations. Commissions and fees decreased driven by lower fund management fees, reflecting the recognition of performance fees in the previous quarter, in addition to lower gains from investment banking. On the other hand, the cost of credit decreased due to lower expected loss expenses in Brazil and in Latin America, as well as a reduction in non-interest expenses, which were seasonally lower in the first quarter. The recurring managerial result decreased 0.6% compared to the same quarter of the pre- vious year, due to the lower financial margin with clients resulting from lower results from structured operations, in addition to the increase in the cost of credit, due to higher ex- pected loss expenses in Brazil. On the other hand, commissions and fees increased due to higher gains from brokerage and investment banking. Wholesale - Recurring Managerial Result R$5.6 bn -5.6% -0.6% 1Q26 x 4Q25 1Q26 x 1Q25 Wholesale Business The Wholesale Business comprises: i) the activities of Itaú BBA, the unit responsible for commercial operations with large companies and for investment banking services; ii) the activities of our units abroad; iii) the products and services offered to high-net-worth clients (Private Banking), in addition to middle market companies and institutional clients. Activities with the Market + Corporation This includes: (i) results of the capital surplus, excess subordinated debt and the net balance of tax assets and liabilities; (ii) financial margin with the market; (iii) costs of Treasury operations; and (iv) equity pickup from companies not linked to Retail or Wholesale business. Results by Business Segment Management Discussion & Analysis > Results by Business Segment In R$ million 1Q26 4Q25 D 1Q25 D Operating Revenues 2,289 2,219 3.2% 2,678 -14.5% Managerial Financial Margin 1,977 1,985 -0.4% 2,540 -22.2% Commissions and Fees 159 147 8.3% 94 70.1% Revenues from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims 153 87 75.5% 44 247.1% Other Operating Expenses (609) (680) -10.4% (671) -9.2% Income before Tax and Minority Interests 1,680 1,539 9.2% 2,008 -16.3% Income Tax and Social Contribution (519) (416) 24.7% (785) -33.9% Minority Interests in Subsidiaries (18) (15) 13.2% (20) -11.8% Recurring Managerial Result 1,143 1,108 3.2% 1,202 -4.9% Recurring Return on Average Allocated Capital 11.7% 9.5% 2.2 p.p. 9.6% 2.1 p.p. Efficiency Ratio (ER) 21.8% 25.1% -3.3 p.p. 18.9% 2.9 p.p. In R$ million 1Q26 4Q25 D 1Q25 D Operating Revenues 15,094 16,132 -6.4% 14,896 1.3% Managerial Financial Margin 10,782 11,243 -4.1% 10,908 -1.2% Commissions and Fees 4,116 4,671 -11.9% 3,848 7.0% Revenues from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims 196 219 -10.4% 140 40.3% Cost of Credit (1,475) (1,660) -11.1% (823) 79.3% Retained Claims (15) (14) 6.8% (5) 182.8% Other Operating Expenses (5,411) (5,689) -4.9% (5,381) 0.6% Income before Tax and Minority Interests 8,192 8,769 -6.6% 8,687 -5.7% Income Tax and Social Contribution (2,351) (2,578) -8.8% (2,818) -16.6% Minority Interests in Subsidiaries (195) (208) -6.3% (188) 3.8% Recurring Managerial Result 5,646 5,982 -5.6% 5,680 -0.6% Recurring Managerial Return on Average Allocated Capital 27.6% 29.4% -1.8 p.p. 28.6% -1.0 p.p. Efficiency Ratio (ER) 32.9% 32.7% 0.2 p.p. 32.7% 0.2 p.p. Loan Portfolio In R$ billion 1Q26 R$750.1 billion -1.9% x Dec-25 Wholesale Business - Brazil In R$ million 1Q26 4Q25 D 1Q25 D Operating Revenues 11,162 12,115 -7.9% 10,906 2.3% Cost of Credit (941) (1,000) -5.9% (119) 690.4% Recurring Managerial Result 4,853 5,293 -8.3% 4,950 -2.0% - - 0.0% - 0.0% Recurring Managerial Return on Average Allocated Capital 32.6% 35.5% -2.9 p.p. 34.3% -1.7 p.p. Efficiency Ratio (ER) 24.1% 24.7% -0.6 p.p. 24.2% -0.1 p.p. Loan Portfolio In R$ billion 1Q26 R$528.1 billion -0.6% x Dec-25 Below we present the figures for the Wholesale business in Brazil, which are included in the income statement for the Wholesale business, above. +5.5% x Mar-25 +5.8% x Mar-25

27 Global Footprint We present the countries, activities* and total number of Itaú Unibanco employees. Our business abroad focuses on the following activities: Corporate & Investment Banking 1 Asset Management Private Banking Retail 2 3 4 *Represents the totality of our operations abroad. (1) We will continue to serving (i) local and regional corporate clients through our Itaú Unibanco S.A. representative office in Argentina; and (ii) Argentine individuals in the Wealth and Private Banking segments exclusively through our international units outside Argentina. (2) On December 22, 2025, we announced the agreement for the sale of the Retail opera- tions in Colombia and Panama to Banco de Bogotá, pending approval by the local regulatory authority. Main Countries Employees Branches & CSBs ATMs4 Uruguay1 1,335 21 65 Chile 4,682 128 134 Paraguay 1,357 29 275 Colombia2 1,870 60 111 Latin America3 9,244 238 585 Other countries 642 - - Total 91,545 2,367 12,863 Note: The Global Footprint map does not include localities and regions in run-off or closing operations; (1) Does not include OCA’s 29 Points of Service and started to incorporate Handy employees as of 1Q26.(2) Includes employees in Panamá; (3) Latin America ex-Brazil and Argentina (Chile, Colombia, Panama, Paraguay and Uruguay). (4)Includes electro- nic service branches (ESBs) and service points at third-party locations. Do not consider Banco24Horas ATMs. Note: Starting in 4Q25, we began reporting Latin America results by country using nominal currency. (1) Minority interests are calculated based on the accounting results of the transaction in BRGAAP. Itaú Uruguay • Higher service revenues from credit and debit cards; • Higher margin with the market mainly due to higher revenues from foreign exchange pro- ducts; • Lower expenses related to software licenses and card operations. Itaú Paraguay • Reduction in the margin with the market mainly due to lower margins from derivatives; • Higher expenses with variable compensation, person- nel expenses and consulting services. Itaú Chile • Lower financial margin with clients due to the lower number of days in the quarter ; • Lower financial margin with the market due to lower gains on the trading desk; • Lower commissions and fees due to (i) lower insurance commissions; and (ii) card-related revenues as a result of lower card transaction volume; • Lower cost of credit related to the improved credit quality of the corporate loan portfolio, in addition to lower delinquency in the Retail loan portfolio. In R $ millio n ( in no minal currency) 1Q26 4Q25 D 1Q26 4Q25 D 1Q26 4Q25 D Operating Revenues 1,954 2,180 -10.4% 557 557 0.0% 1,116 1,038 7.5% Managerial Financial Margin 1,556 1,711 -9.1% 382 412 -7.1% 727 680 6.9% Financial Margin with Clients 1,869 1,940 -3.7% 346 356 -2.8% 682 679 0.5% Financial Margin with the Market (314) (229) 37.0% 36 56 -34.9% 45 1 4018.4% Commissions and Fees 398 468 -15.0% 116 98 18.4% 389 358 8.7% Result from Insurance, Pension Plan and Premium Bonds - 0 - 58 47 23.5% - - - Cost of Credit (338) (485) -30.3% (94) (89) 5.7% (108) (57) 91.3% Expected Loss Expenses (448) (640) -30.0% (96) (100) -4.4% (81) (23) 256.0% Discounts Granted (11) (2) 593.7% - (1) - (31) (39) -22.2% Recovery of Loans Written Off as Losses 121 157 -22.8% 2 13 -82.3% 4 6 -34.4% Retained Claims - - - (12) (11) 14.7% - - - Other Operating Expenses (1,394) (1,407) -0.9% (287) (253) 13.3% (534) (577) -7.4% Non-Interest Expenses (1,359) (1,380) -1.5% (276) (243) 13.8% (534) (578) -7.7% Tax Expenses for ISS, PIS, COFINS and Other Taxes (36) (27) 32.7% (11) (11) 2.4% 0 2 -91.3% Income before Tax and Minority Interests 221 288 -23.2% 164 204 -19.8% 474 404 17.2% Income Tax and Social Contribution 124 38 226.4% (29) (46) -37.3% (149) (116) 29.4% Minority Interests in Subsidiaries ¹ (181) (197) -8.1% - - - - - - Recurring Net Income 164 129 27.3% 135 159 -14.8% 324 289 12.3% Return on Average Equity - Annualized 4.5% 3.7% 0.8 p.p. 18.6% 22.8% -4.2 p.p. 38.9% 34.6% 4.3 p.p. Efficiency Ratio 70.8% 64.1% 6.7 p.p. 51.8% 45.3% 6.4 p.p. 47.8% 55.6% -7.8 p.p. Itaú Chile Itaú Paraguay Itaú Uruguay Highlights of Latin America in nominal currency, using the managerial concept. 1 2 2

Additional Information

29 Comparison between BRGAAP1 and IFRS Management Discussion & Analysis > Comparison between BRGAAP and IFRS (1) BRGAAP represents accounting practices in force in Brazil for financial institutions, according to regulation of the Central Bank of Brazil; (2) Resulting from reclassifications of assets and liabilities and other effects of IFRS standards, detailed in the Stockholders’ Equity reconciliation table; (3) Resulted from the elimination of transactions between parent company and exclusive funds (particularly PGBL and VGBL funds), which are consolidated under IFRS; (4) Difference in accounting, particularly deffered taxes, which are now accounted for as net effect between Assets and Liabilities in each one of the consolidated companies; (5) Reconciliation of Controlling Stockholders' Equity is presented in the following table. Disclosure of results for the first quarter of 2026, according to International Financial Reporting Standards – IFRS We present below the differences between our financial statements in BRGAAP and in International Financial Reporting Standards – IFRS. The condensed financial statements under IFRS for the first quarter of 2026 are available at our website: www.itau.com.br/investor-relations. R$ million BRGAAP Adjustments and Reclassifications² IFRS BRGAAP Adjustments and Reclassifications² IFRS Mar/31/2026 Dec/31/2025 Total Assets 3,199,692 (28,491) 3,171,201 3,096,277 (30,108) 3,066,169 Cash, Compulsory Deposits and Financial Assets At Amortized Cost 3 2,192,250 22,821 2,215,071 2,133,423 (4,542) 2,128,881 (-) Provision for Expected Loss at Amortized Cost (51,238) 2,387 (48,851) (51,660) 2,591 (49,069) Financial Assets at Fair Value Through Other Comprehensive Income 167,784 (28,951) 138,833 160,421 (27,468) 132,953 (-) Expected Loss at Fair Value Through Other Comprehensive Income (405) - (405) (480) - (480) Financial Assets at Fair Value Through Profit or Loss 3 738,037 (23,776) 714,261 705,696 (326) 705,370 Insurance Contracts - 263 263 - 212 212 Tax Assets 4 93,057 (11,148) 81,909 92,810 (13,707) 79,103 Investments in Associates and Joint Ventures, Goodwill, Fixed Assets, Intangible Assets, Assets Held for Sale and Other Assets 60,207 9,913 70,120 56,067 13,132 69,199 Total Liabilities 2,990,324 (39,140) 2,951,184 2,890,647 (39,554) 2,851,093 Financial Assets at Amortized Cost 3 2,438,946 (25,940) 2,413,006 2,377,910 (25,380) 2,352,530 Financial Assets at Fair Value Through Profit or Loss 3 90,063 878 90,941 69,970 (172) 69,798 Provision for Expected Loss (Loan Commitments and Financial Guarantees) 2,314 - 2,314 1,794 (1) 1,793 Insurance and Private Pension Contracts 367,012 (3,553) 363,459 355,779 (2,526) 353,253 Provisions 18,625 - 18,625 17,791 - 17,791 Tax Liabilities 4 17,430 (7,060) 10,370 21,970 (10,388) 11,582 Other Liabilities 55,934 (3,465) 52,469 45,433 (1,087) 44,346 Total Stockholders' Equity 209,368 10,649 220,017 205,630 9,446 215,076 Non-controlling Interests 9,270 1,042 10,312 9,484 1,091 10,575 Total Controlling Stockholders' Equity 5 200,098 9,607 209,705 196,146 8,355 204,501 Adjustments and Reclassifications² Adjustments and Reclassifications² IFRS IFRSBRGAAPBRGAAP

30 Comparison between BRGAAP1 and IFRS Management Discussion & Analysis > Comparison between BRGAAP and IFRS Below is the reconciliation of Results to Stockholders’ Equity, with the conceptual description of major adjustments. (6) More details in the Financial Statements for the first quarter of 2026. R$ million Differences between IFRS and BRGAAP Financial Statements (a) Regulatory differences in BRGAAP for calculation of expected credit loss, such as minimum threshold for transactions past due for over 90 days and for renegotiations of loans that were written off.6 (b) Difference in the classification of financial assets between BRGAAP and IFRS, which have impacts on the measurement of these instru- ments When recognized at fair value. (c) In 2025, there was equalization in the estimate of write-off of financial assets, generating an effect on income in IFRS. (d) Regulatory difference in BRGAAP, which requires the amortization of goodwill for the term established in an external report for the return of future profitability and, in IFRS, there is no amortization of goodwill. (e) Regulatory differences in the designation of accounting hedge structures between BRGAAP and IFRS. Stockholders Equity * Mar/31/2026 1Q26 4Q25 1Q25 BRGAAP - Values Attributable to Controlling Stockholders 200,098 11,938 11,937 10,894 (a) Expected credit loss - Loan and lease operations and other financial assets 1,487 (25) (11) 153 (b) Classification of financial assets 169 (26) 94 768 (c) Write-off of financial assets - - - (1,063) (d) Recognition of goodwill 6,032 51 163 184 (e) Derivatives used as hedge instruments 837 (255) (279) (376) Other 1,082 (47) 3 (53) IFRS - Values Attributable to Controlling Stockholders 209,705 11,636 11,907 10,507 IFRS - Values Attributable to Minority Stockholders 10,312 239 237 200 IFRS - Values Attributable to Controlling Stockholders and Minority Stockholders 220,017 11,875 12,144 10,707 * Events net of tax effects Result*Result*Stockholders Equity *

31 Glossary Management Discussion & Analysis > Glossary Operating Revenues The sum of Managerial Financial Margin, Commissions and Fees and Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims. Managerial Financial Margin The sum of the Financial Margin with Clients and the Financial Margin with the Market. Recurring Managerial Return on Average Equity – Annualized Obtained by dividing the Recurring Mana- gerial Result by the Average Stockholders’ Equity. The resulting amount is multiplied by the number of periods in the year to derive the annualized rate. The calcula- tion bases of returns were adjusted by the dividends proposed after the balance sheet closing dates, which have not yet been approved at the annual Stockhol- ders' or Board meetings. Recurring Managerial Return on Average Assets – Annualized Obtained by dividing the Recurring Mana- gerial Result by the Average Assets. Coverage by Stage Obtained by dividing the expected loss provision of the stage by the balance of operations of the respective stage. Efficiency Ratio Obtained by dividing the Non-Interest Expenses by the sum of Managerial Finan- cial Margin, Commissions and Fees, Result of Insurance, Pension Plan and Premium Bonds Operations and Tax Expenses (ISS, PIS, COFINS and Other Taxes). Recurring Managerial Result per Share Calculated based on the weighted avera- ge number of outstanding shares for the period, including stock splits when they take place. Dividends and Interest on Own Capital Net of Taxes Corresponds to the distribution of a por- tion of the profits to stockholders, paid or provisioned, declared and posted in Stockholders' Equity. Market Capitalization Obtained by multiplying the total number of outstanding shares (common and non- voting shares) by the average price per non-voting share on the last trading day of the period. Tier I Capital Ratio The sum of the Common Equity Tier I and the Additional Tier I Capital, divided by the Total Risk Weighted Assets. Cost of Credit Composed of the Result from Loan Los- ses, Discounts Granted and recovery of loans written of as losses. Annualized average rate of financial margin with clients Obtained by dividing the Financial Mar- gin with Clients by the average daily ba- lances of spread-sensitive operations, working capital and others. This figure is divided by the number of calendar days in the quarter and annualized (rising to 360) to obtain the annual rate. Executive Summary Managerial Financial Margin Financial margin with clients Consists of spread-sensitive operations, working capital and others. Spread- sensitive operations include: (i) the mar- gin on assets, which is the difference between the amount received from loan operations and corporate securities and the cost of money charged by treasury banking, and (ii) the liabilities margin, which is the difference between the cost of funding and the amount recei- ved from treasury banking. The working capital margin is the interest on wor- king capital at a fixed interest rate. Financial margin with the market Includes treasury banking, which mana- ges mismatches between assets and liabilities - Asset and Liability Manage- ment (ALM), terms, the rates of interest, foreign exchange and others, and trea- sury trading, which manages proprie- tary portfolios and may assume guiding positions, in compliance with the limits established by our risk appetite. Mix of Products Change in the composition of credit risk assets between periods. Average asset portfolio Includes the portfolio of credit and pri- vate securities, net of loans more than 60 days overdue, but excluding the ef- fects of average exchange rate varia- tions during the periods. Asset spreads Variations in the spreads on credit risk assets between periods. Credit Quality NPL Ratio (over 90 days) Calculated by dividing the balance of loans which have been non-performing for longer than 90 days by the total loan portfolio. Loans overdue for more than 90 days include the total balance of tran- sactions with at least one installment more than 90 days overdue. NPL Creation The balance of loans that became more than 90 days overdue during the quarter. Cost of Credit over Total Risk Calculated by dividing the Cost of Credit by the average value of the Loan Portfo- lio for the last two quarters. Commissions and Fees and Insurance Underwriting Margin The sum of earned premiums, retained claims. Combined Ratio The sum of retained claims, administrati- ve expenses, other operating income and expenses, tax expenses for ISS, PIS and COFINS and other taxes divided by ear- ned premiums.

32 Loan-to-Value Ratio of the financing amount to the va- lue of the underlying real estate. Credit Portfolio Funding Loan Portfolio over Gross Funding Obtained by dividing Loans by Gross Fun- ding (Funding from Clients, Funds from Acceptance and Issuance of Securities Abroad, Borrowing and Others) at the end of the period. Currency Includes cash, bank deposits of instituti- ons without reserve requirements, fo- reign currency deposits in Brazil, foreign currency deposits abroad, and cash and cash equivalents denominated in foreign currency. Capital, Liquidity and Market Indicators Value at Risk (VaR) A statistical metric that quantifies the potential economic loss to be expected in normal market conditions. The consolida- ted VaR of Itaú Unibanco is calculated based on a Historical Simulation of the bank’s total exposure to market risk, at a confidence level of 99%, a historical peri- od of four years (1000 business days) and a holding period of one day. In addition, using a conservative approach, the VaR is calculated daily, whether volatility- weighted or not, and the final VaR is whi- chever of the two methodologies is the most restrictive. Common Equity Tier I The sum of social capital, reserves and retained earnings, less deductions and prudential adjustments. Additional Tier I Capital Consists of instruments of a perpetual nature, which meet the eligibility require- ments. Tier I Capital The sum of the Common Equity Tier I and the Additional Tier I Capital. Tier II Capital Consists of subordinated debt instru- ments with defined maturity dates that meet the eligibility requirements. Total Capital The sum of the Tier I and Tier II Capital. Total Risk Weighted Assets Consists of the sum of the portions rela- ted to the credit risk exposur (RWACPAD), the market risk capital requirement (RWAMINT) and the operational risk capi- tal requirement (RWAOPAD). Results by Business Segment Retail Business Consists of the offering of banking pro- ducts and services to both current ac- count and non-current account holders. Products and services offered include: personal loans, credit cards, payroll loans, vehicle financing, mortgage loans, insu- rance, pension plan and premium bond products, and acquiring services, among others. Wholesale Business Covers the activities of Itaú BBA, the unit responsible for commercial operations with large companies and for investment banking services, the activities of our units abroad, and the products and servi- ces offered to high-net worth clients (Private Banking), middle market compa- nies and institutional clients. Activities with the Market + Corporation The Activities with the Market + Corpora- tion column presents the results of the capital surplus, excess subordinated debt and the net balance of tax assets and liabilities. It also includes the financial margin with the market, the costs of Treasury operations, the equity pickup from companies not linked to each seg- ment and our interest in Porto Seguro. Our Shares Book Value per Share Calculated by dividing the Stockholders' Equity on the last day of the period by the number of outstanding shares. Glossary Management Discussion & Analysis > Glossary

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Parent Company and Consolidated Condensed Financial Statements First quarter of 2026

36 1Q25 Recurring Managerial Result Credit Portfolio1 ROE Recurring Managerial R$12.3 billion R$1.5 trillion 24.8% Performance 1Q26 X 1Q25 Financial Margin with Clients R$31.5 billion 1Q25 10.4% 7.2% 1Q25 4.5% 37.1% Stable Efficiency Ratio Tier 1 Capital Ratio 13.4% -70 bps Total credit portfolio growth was 7.2% compared to the first quarter of 2025. The increase of the credit portfolio in Brazil was 7.8% across all segments: 6.8% for individuals, 10.9% in very small, small and middle market loans, and 6.9% in corporate loans. The portfolio in Latin America grew by 4.2%. Excluding exchange rate variation during the period, the portfolio would have increased by 9.0%. Commissions and fees and result from insurance operations grew 5.3%, mainly due to the increase in revenues from card issuance, as well as higher gains from asset management, investment banking and brokerage services. The result from insurance, pension plan and premium bonds grew by 17.2%, due to the increase in earned premiums. 230 bps The positive effect of portfolio growth, higher liabilities’ margin and a better product mix led to a 4.5% increase in the financial margin with clients. Non-interest expenses increased by 4.8%, while our 12-month accumulated efficiency ratio stood at 38.0% on a consolidated basis and at 36.2% in Brazil, reductions of 40 bps and 50 bps, respectively. Highlights of the first three months of 2026 Key indicators and ratios of our performance from January to March 2026 over the same period of the previous year: Management Report 1Q26 1 Includes financial guarantees provided and private securities. Note: As of January 2025, CMN Resolution No. 4,966/21 came into force, establishing the classification, measurement, recognition and write-off of financial instruments and the constitution of a provision for expected losses associated with credit risk. The adoption was prospective, with no material effects.

We present below the key indicators comprising our results: In R$ billions Income information 1Q26 1Q25 Variation Operating Revenues1 46.8 44.8 4.5% Managerial Financial Margin 32.3 31.1 4.0% Financial Margin with Clients 31.5 30.2 4.5% Financial Margin with the Market 0.8 0.9 -11.2% Commissions and Fees 11.0 10.7 2.4% Revenues from Insurance, Pension Plans and Premium Bonds 3.5 3.0 17.7% Cost of Credit (10.0) (9.5) 4.5% Non-interest Expenses (16.2) (15.5) 4.8% Recurring Managerial Result 12.3 11.1 10.4% Net Income 11.9 10.9 9.6% Recurring Managerial Return on Annualized Average Equity2 24.8% 22.5% 230 bps Return on Annualized Average Equity3 24.1% 22.1% 200 bps Shares 1Q26 1Q254 Variation Net Income per Share - R$ 1.08 0.98 10.3% Book Value per Share - R$ (in circulation on 03/31) 18.16 17.47 3.9% Dividends and Interest on Own Capital net of Taxes per Share - R$ 0.33 0.23 43.0% Average Financial Daily Trading Volume 2.7 1.6 65.8% B3 (ON+PN) 1.4 0.8 70.3% NYSE (ADR) 1.2 0.8 61.0% Market Capitalization5 475.7 318.7 49.3% 37 1 Operating Revenues represents the sum of Managerial Financial Margin, Commissions and Fees and Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses. 2 The return is calculated by dividing the Recurring Managerial Result by the Average Shareholders’ Equity. The quotient was multiplied by the number of periods in the year to derive the annualized rate. 3 The return is calculated by dividing the Net Income by the Average Shareholders’ Equity. The quotient was multiplied by the number of periods in the year to derive the annualized rate. 4 The number of outstanding shares has been adjusted to reflect the bonus shares of: (i) 10% granted on March 20, 2025; and (ii) 3% granted on December 30, 2025. 5 Source: Bloomberg.

The financial world is becoming increasingly complex, with new technologies and options, which makes financial decisions more challenging. People want to take a more active role in managing their own finances, and they seek to do so with the help and guidance of banks. We assume this responsibility toward our clients and society, and we created the "feito.itaú", a content platform designed to provide information in a simplified and up-to-date manner. We offer a variety of resources to help people, especially entrepreneurs, to make more informed decisions. We believe that knowledge and clarity are essential to dealing with the new financial landscape with confidence. Access the platform: feito.itau.com.br (in Portuguese only)New features New features in the SuperApp We have launched two new features in the SuperApp: Guaranteed Limit and Tap-to-Pix. With Guaranteed Limit, our clients can instantly increase their credit card limit using the balance from their Cofrinhos (piggy banks), without losing the profitability of their money. The solution facilitates higher-value purchases, offering greater control over the limit and convenience, while integrating with other features already available in our SuperApp. On the other hand, the Tap-to-Pix simplifies the payment process at POs machines, eliminating the need to scan QR codes. This solution enhances the convenience and security of transactions, expands our Pix portfolio, and allows clients to make installment payments for cash purchases directly at the POS machines.t These new features help us achieve our goal of simplifying our clients’ experience and offering them greater autonomy and convenience in their daily lives. We launched the feito.itaú! Initiatives Know more Know more 38

Scope: our new EFT solution, connected to the entire market We have launched Scope, an Electronic Funds Transfer (EFT) solution that connects the retail segment to the entire payment market. The platform integrates the point-of-sale systems with banks, acquirers, and payment systems, serving companies of all sizes and reinforcing our investment in the sector. We launched a new cash management platform for Latin America Through Itaú BBA, we have launched Connect Cash, a platform for companies that consolidates financial information from accounts in different institutions and countries, improving the operational efficiency in the companies cash management by by centralizing data with agility. The solution is already available to Itaú BBA clients. Itaú Live: our music platform focused on clients relationships and experience In partnership with 30e, we launched Itaú Live, a music platform to offer our clients benefits such as pre-sale tickets, discounts, interest-free installments, and differentiated experiences at events. Our goal is to facilitate access and improve the fan experience by integrating services and advantages in a digital environment. In addition,we keep pace with evolving audience demands, promoting continuous improvements in our clients’ journey at concerts and festivals. Saiba maisKnow ore Know more Know more Initiatives 39

We were included in the 2026 portfolio of the Dow Jones Best-in-Class World Index (DJSI World) among the top-performing companies For the second consecutive year, we are among the top 10% in the index, which is a benchmark on the New York Stock Exchange for evaluating and selecting companies based on economic, social, governance, and environmental criteria, as well as being a reference in the assessment of sustainability indicators. Being in this index reinforces our commitment to sustainability and propels us towards the goal of being the bank of the climate transition for our clients. Brand Finance Global 500 2026 We are the only Brazilian brand in the ranking of the 500 most valuable brands in the world by the international consultancy Brand Finance, which evaluates criteria such as reputation and social impact. World’s Best Investment Bank 2026 (Global Finance) We were recognized as a Regional Honoree for Latin America in the Global Finance awards, which recognizes the best investment banks. Itaú BBA also won in the “Best ECM Bank” category. InfoMoney Outliers Awards 2025 Itaú Asset was elected Best Asset Manager of the Year and Best Infrastructure Investment Fund by the InfoMoney awards, which recognizes the top performers in the Brazilian investment fund industry. We also won 2nd place in the Best Multi-Market Pension Plan Fund category. Awards and Recognitions Know more 40

Annual and Extraordinary General Stockholders’ Meeting The meeting was held on April 28, 2026, in a 100% remote format. The stockholders approved the following matters: 1. Directors’ accounts, financial statements and allocation of net income for the year of 2025. 2. Election of the members of the Board of Directors and Audit Committee. 3. Directors’ remuneration and fees. 4. Merger of Banco Itaucard S.A. into Itaú Unibanco Holding S.A. 5. S.A.Contracting PwC to evaluate the merger of Banco Itaucard S.A. 6. Update and consolidation of the Company’s Bylaws. Related-Party Transaction We announced to the market that we have made a minority equity investment of R$200,000,770.56 in a special purpose entity (SPE) incorporated and indirectly controlled by Dexco. With this investment, we now hold 100% of the SPE’s preferred shares, which will operate in the exploration and commercialization of forest assets and leasing. A Shareholders’ Agreement was also signed, establishing rules for the exercise of voting rights and the transfer of shares issued by the SPE. Tier 2 Subordinated Financial Bills We announced to the market that we have issued Tier 2 Subordinated Financial Bills (“Financial Bills”) in the total amount of R$3.3 billion, in negotiations with professional investors. The Financial Bills have maturity in 2036, with repurchase option from 2031 subject to prior authorization from the Central Bank of Brazil. The impact of the repurchase of the Financial Bills on the Company's Tier 2 capital ratio was 22 basis points1. 1Calculated on the capital base of December 31, 2025. Payment of Interest on Capital (IoC) We announced to the market the approval of the payment of interest on capital to stockholders in the amount of R$3.85 billion, corresponding to R$0.34888 per share, with income tax withholding at a rate of 17.5%, resulting in net interest of R$0.287826 per share1, which will be paid until August 31, 2026. The calculation was based on the final stockholding position recorded on March 19, 2026, with their shares traded “ex-rights” starting on March 20, 2026. The amounts paid per IoC are the same for common (ITUB3) and preferred (ITUB4) shares. 1Except for the corporate stockholders able to prove that they are immune or exempt from such withholding. Access the Announcement to the Market Access the Announcement to the market Access the Minutes of the Annual General Stockholders' Meeting Access the material fact Access the Minutes of the Extraordinary Annual General Stockholders' Meeting 41

On April, we published our 2025 annual reports: the Integrated Annual Report, the ESG Report (including the Supplementary Index and the ESG Indicators Worksheet), and Form 20-F. These documents present our governance, strategic vision, financial results, risk management, resource allocation, and other issues that are relevant to our stakeholders. Integrated Annual Report ESG Report A strategic overview of how we create value, highlighting our business context, organizational profile, strategy, capital performance, risks, opportunities, and climatic themes. An overview of our environmental, social, and governance (ESG) actions, goals, and metrics, with a focus on transparency and corporate social responsibility. It highlights our performance and initiatives for sustainable development, integrating ESG pillars into the organization’s strategy. Supplementary Index ESG Indicators Spreadsheet A summary of metrics in accordance with GRI, SASB, and the Principles of Responsible Banking guidelines, as well as the PRSAC Policy Effectiveness Plan. Spreadsheet showcasing the key performance indicators and ESG metrics for the last three years. Form 20-F An annual regulatory document that we submit to the Securities and Exchange Commission (SEC), the capital markets regulator in the United States of America, since we have an American Depositary Receipt (ADR) program that is traded on the New York Stock Exchange (NYSE). In this report, we provide information about our financial health and ADR program, as well as talk about the Brazilian regulatory context and risk factors that may impact the Brazilian financial sector. Reports Access Access AccessAccess Access 42

Acknowledgments We wish to thank our employees who, even amidst scenarios of intense transformation, have constantly adapted, prioritize, and remain committed to providing our clients with the best solutions, enabling us to continue producing solid and consistent results. We wish to thank our clients and shareholders for their interest and trust in our work, motivating us to always do better. (Approved by the Board of Directors meeting on May 05, 2026). 43

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Condensed Financial Statements – March 31, 2026 ITAÚ UNIBANCO HOLDING S.A. BOARD OF DIRECTORS BOARD OF EXECUTIVE OFFICERS Co-Chairmen Chief Executive Officer and Member of the Executive Committee Pedro Moreira Salles Milton Maluhy Filho Roberto Egydio Setubal Officers and Members of the Executive Committee Vice President André Luís Teixeira Rodrigues Ricardo Villela Marino Carlos Fernando Rossi Constantini Carlos Orestes Vanzo Members Flávio Augusto Aguiar de Souza Alfredo Egydio Setubal Gabriel Amado de Moura Ana Lúcia de Mattos Barretto Villela José Virgílio Vita Neto Candido Botelho Bracher Matias Granata Cesar Nivaldo Gon Pedro Paulo Giubbina Lorenzini Fabricio Bloisi Rocha Ricardo Ribeiro Mandacaru Guerra João Moreira Salles Sergio Guillinet Fajerman Marcos Marinho Lutz Maria Helena dos Santos Fernandes de Santana Paulo Antunes Veras Officers Pedro Luiz Bodin de Moraes Adriano Cabral Volpini Albano Manoel Almeida Álvaro Felipe Rizzi Rodrigues Andre Balestrin Cestare AUDIT COMMITTEE André Maurício Geraldes Martins Chairperson Carlos Eduardo de Almeida Mazzei (1) Maria Helena dos Santos Fernandes de Santana Cristiano Guimarães Duarte Daniel Menezes Santana Daniel Sposito Pastore Members Daniela Pereira Bottai Alexandre de Barros Emerson Macedo Bortoloto Fernando Barçante Tostes Malta Eric André Altafim Luciana Pires Dias Felipe Piccoli Aversa Maria Elena Cardoso Figueira Felipe Xavier Minhoto Tambelini Rogério Carvalho Braga Flavio Ribeiro Iglesias Guilherme Barros Leite de Albuquerque Maranhão Gustavo Lopes Rodrigues (2) José Geraldo Franco Ortiz Junior Lineu Carlos Ferraz de Andrade Luciana Nicola Maira Blini de Carvalho Marcia Kinsch de Lima FISCAL COUNCIL Mário Newton Nazareth Miguel Chairman Mayara Arci Rezeck Gilberto Frussa Nuno Filipe Bonito Monteiro (1) Paulo Sergio Miron Members Pedro Henrique Moreira Ribeiro Eduardo Hiroyuki Miyaki Rafael Vietti da Fonseca Marcelo Maia Tavares de Araújo Renato Barbosa do Nascimento Renato da Silva Carvalho (3) Renato Giongo Vichi (1) Renato Lulia Jacob Ricardo Nuno Delgado Gonçalves Rita Rodrigues Ferreira de Carvalho Rodrigo Andre Leiras Carneiro Rubens Fogli Netto Tatiana Grecco Vinícius Santana 1) Elected at the Meeting of the Board of Directors on 04/30/2026, in phase of approval by BACEN. 2) Group Head of Investor Relations. 3) Officer's withdraw recorded on 04/30/2026. Accountant Fabiana Palazzo Barbosa CRC 1SP251437/O-4 44

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Condensed Financial Statements – March 31, 2026 ITAÚ UNIBANCO S.A. Chief Executive Officer and Member of the Executive Committee Milton Maluhy Filho Officers (continued) Officers and Members of the Executive Committee Gabriel Guedes Pinto Teixeira André Luís Teixeira Rodrigues Gabriela Figueiredo Denadai Carlos Fernando Rossi Constantini Gabriela Rodrigues Ferreira Carlos Orestes Vanzo Guilherme Pessini Carvalho Flávio Augusto Aguiar de Souza Gustavo Andres Gabriel Amado de Moura Gustavo Lopes Rodrigues José Virgílio Vita Neto Gustavo Nobuaki Aoki Matias Granata Haroldo Coutinho de Lucena Neto Ricardo Ribeiro Mandacaru Guerra João Carlos do Amaral dos Santos Sergio Guillinet Fajerman João Filipe Fernandes da Costa Araújo José de Castro Araújo Rudge Filho José Geraldo Franco Ortiz Junior Officers Juliana Improta Cury Simon Adriana Maria dos Santos Laila Regina de Oliveira Pena de Antonio Adriano Cabral Volpini Leandro Alves Adriano Tchen Cardoso Alves Leandro Roberto Dominiquini Albano Manoel Almeida Lineu Carlos Ferraz de Andrade Alessandro Anastasi Luciana Nicola Alexandre Borin Ribeiro Maira Blini de Carvalho Álvaro de Alvarenga Freire Pimentel Marcelo Bevilacqua Gambarini Álvaro Felipe Rizzi Rodrigues Marcia Kinsch de Lima Ana Paula Nunes Cerchiari Almeida Marcio Luís Domingues da Silva Andre Balestrin Cestare Marco Flavio Trajano Mattos Andre Barreto Palma Marcos Paulo Coelho André Mauricio Geraldes Martins Marcos Zani Della Manna André Fialho Tsutsui (1) Marcus Viana de Gusmão Andrea Carpes Blanco Maria Estela Castanheira Saab Caiuby Novaes Angelo Russomanno Fernandes Mariana Mauriz Rodrigues Atilio Luiz Magila Albiero Junior Mário Lúcio Gurgel Pires Badi Maani Shaikhzadeh Mario Magalhães Carvalho Mesquita (4) Beatriz Couto Dellevedove Bernardi Mário Newton Nazareth Miguel Bruno Bianchi Mayara Arci Rezeck Bruno Machado Ferreira Michel Cury Chain Caio Barbosa LimaMoreno Michele Maria Vita Carlos Augusto Salamonde Milena de Castilho Lefon Martins Carlos Eduardo de Almeida Mazzei Nuno Filipe Bonito Monteiro Carlos Eduardo Mori Peyser Pamela Vaiano Carlos Henrique Donegá Aidar (2) Paola Archibusacci Sarkis Cassio Martini Martins Pereira Pedro Barros Barreto Fernandes Cintia Carbonieri Fleury de Camargo Pedro Campos Bias Fortes Cristiano Guimarães Duarte Pedro Henrique Moreira Ribeiro Cristina Gouveia Aguiar Pedro Frade Rodrigues (1) Daniel Menezes Santana Pedro Prates Rodrigues Daniel Moretto Bucheb Rafael Bastos Heringer Daniel Nascimento Goretti Rafael Burini Ohde Daniel Sposito Pastore Rafael Vietti da Fonseca Davi Faleiros Franco da Rocha Renata Cristina de Oliveira Eduardo Cardoso Armonia Renato Bereznjak Cunha Eduardo Corsetti Renato Cesar Mansur Eduardo Coutinho de Oliveira Amorim Renato da Silva Carvalho Eduardo Nogueira Domeque Renato Giongo Vichi Eric André Altafim Renato Lulia Jacob Estevão Carcioffi Lazanha Ricardo Nuno Delgado Gonçalves Fabio Augusto Rodrigues Cintra Zagatti Rita Rodrigues Ferreira Carvalho Fabio Horta Motta Marques da Costa Roberta Anchieta da Silva Fábio Napoli (3) Rodrigo Andre Leiras Carneiro Fábio Rodrigo Villa Rodrigo Jorge Dantas de Oliveira Fabricio Dore de Magalhães Rodrigo Rodrigues Baia Felipe Piccoli Aversa Rogerio Vasconcelos Costa Felipe Sampaio Nabuco Rubens Fogli Netto Felipe Weil Wilberg Sandra Cristina Mischiatti Lancellotti Felipe Xavier Minhoto Tambelini Sérgio Mychkis Goldstein (1) Fernando Cesar Ferreira Campos Tatiana Grecco Fernando Della Torre Chagas Tatyana Montenegro Gil Fernando Kontopp de Oliveira Thales Ferreira Silva Fernando Mattar Beyruti Thiago Capucci Macruz (1) Fernando Silva Dias de Castro Thiago Luiz Charnet Ellero Flávia Davoli Tiago Augusto Morelli Flavio Ribeiro Iglesias Ullisses Christian Silva Assis Francis Roberto Gallo Valéria Aparecida Marretto Gabriel Brabo de Bernardes Vinicius Santana 1) Elected at the Annual General Stockholders' Meetings on 04/30/2026, in phase of approval by BACEN. 2) Officer's withdraw recorded on 04/28/2026. 3) Officer's withdraw recorded on 04/17/2026. 4) Officer's withdraw recorded on 04/29/2026. 45

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Condensed Financial Statements – March 31, 2026 Itaú Unibanco Holding S.A. Condensed Consolidated Balance Sheet 1 (In millions of reais) 1 Assets Note 03/31/2026 12/31/2025 Current and non-current assets 3,162,262 3,061,050 Cash 39,723 37,144 Interbank investments 2c IV, 4 357,134 340,388 Securities purchased under agreements to resell 292,779 269,780 Interbank deposits 57,691 65,544 Assets guaranteeing technical provisions 10b 6,689 5,093 (Provision for expected credit loss) (25) (29) Securities 2c IV, 5 968,035 925,416 Own portfolio 283,972 355,614 Restricted 321,511 215,242 Assets guaranteeing technical provisions 10b 363,252 355,296 (Provision for expected credit loss) (700) (736) Derivatives 2c IV, 6 93,624 73,311 Operations with credit granting characteristics 8 1,219,313 1,229,943 Loan, lease and other credit operations 2c IV, 2c VII 1,071,165 1,084,014 Securities 2c IV 199,198 197,424 (Provision for expected credit loss) 2c IV (51,050) (51,495) Interbank and interbranch accounts 296,771 282,008 Current and deferred tax assets 93,261 92,994 Current tax assets 17,959 18,669 Deferred tax assets 20b I 75,302 74,325 Other assets 9a 94,401 79,846 Permanent assets 37,430 35,227 Investments 2c VI 8,948 9,047 Associates and joint ventures 8,810 8,949 Other investments 138 98 Fixed assets 2c VIII, 2c X, 14 9,765 9,595 Real estate 9,938 9,941 Other fixed assets 16,656 16,299 (Accumulated depreciation) (16,829) (16,645) Goodwill and Intangible assets 2c IX, 2c X, 15 18,717 16,585 Goodwill 667 718 Intangible assets 55,595 52,697 (Accumulated amortization) (37,545) (36,830) Total assets 3,199,692 3,096,277 The accompanying notes are an integral part of these financial statements. 46

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Condensed Financial Statements – March 31, 2026 Itaú Unibanco Holding S.A. Condensed Consolidated Balance Sheet 1 (In millions of reais) 1 Liabilities and stockholders' equity Note 03/31/2026 12/31/2025 Current and non-current liabilities 2,990,324 2,890,647 Deposits 2c IV, 16b 1,099,998 1,114,482 Demand deposits 123,088 135,383 Savings deposits 172,249 177,305 Interbank deposits 13,922 11,530 Time deposits 788,966 789,643 Other deposits 1,773 621 Securities sold under repurchase agreements 2c IV, 16c 528,406 456,158 Own portfolio 293,220 201,610 Third-party portfolio 141,031 176,043 Free portfolio 94,155 78,505 Debt instruments 2c IV, 16d 419,894 415,630 Funds from issues 272,399 265,486 Foreign loans through securities 72,449 76,420 Funding from structured operations certificates 26,622 25,577 Debt instruments with subordination clauses 16d III 48,424 48,147 Borrowing and onlending 2c IV, 16e 136,916 147,164 Borrowing 105,805 116,496 Onlending 31,111 30,668 Derivatives 2c IV, 6 88,588 69,899 Interbank and interbranch accounts 109,359 109,961 Provisions for financial guarantees, credit commitments and credits to be released 8a, 8c 2,314 1,794 Technical provision for insurance, pension plan and premium bonds 2c XI, 10a 371,959 360,617 Other provisions 2c XII, 11b 16,795 15,849 Current and deferred tax liabilities 19,259 23,941 Current tax liabilities 20c 11,927 15,327 Deferred tax liabilities 20b II 7,332 8,614 Other liabilities 9b 196,836 175,152 Total stockholders' equity of controlling shareholders 18 200,098 196,146 Capital 136,910 136,910 Capital reserves 1,763 2,873 Profit reserves 65,121 57,531 Other comprehensive income 2c IV (3,431) (1,155) (Treasury shares) (265) (13) Non-controlling interests 18e 9,270 9,484 Total stockholders' equity 209,368 205,630 Total liabilities and stockholders' equity 3,199,692 3,096,277 The accompanying notes are an integral part of these financial statements. 47

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Condensed Financial Statements – March 31, 2026 Itaú Unibanco Holding S.A. Condensed Consolidated Statement of Income 1 (In millions of reais, except for number of shares and earnings per share information) Note 01/01 to 03/31/2026 01/01 to 03/31/2025 Income related to financial operations 24 87,911 74,784 Operations with credit granting characteristics 44,037 36,605 Securities, derivatives and other 29,813 25,380 Financial income from assets guaranteeing technical provisions 9,494 9,021 Interbank investments and other 4,567 3,778 Expenses related to financial operations 24 (59,745) (46,699) Deposits and securities sold under repurchase agreements (52,694) (39,809) Debt instruments (18) (1,193) Borrowing and onlending 2,041 3,010 Financial expenses on technical provisions for insurance, pension plan and premium bonds (9,074) (8,707) Income related to financial operations before expected credit loss 28,166 28,085 Result of expected credit loss 24 (8,953) (8,233) Expenses for provision for expected credit loss (10,164) (9,400) Income related to recovery of financial assets written off as loss 1,211 1,167 Gross income related to financial operations 19,213 19,852 Other operating revenues / (expenses) (5,538) (5,481) Commissions and banking fees 25 12,455 11,918 Result from insurance, pension plan and premium bonds operations 1,770 1,648 Personnel expenses 26 (8,595) (7,951) Other administrative expenses 26 (6,670) (6,652) Other provisions expenses 11b (1,588) (804) Provision for civil lawsuits (240) (265) Provision for labor claims (1,484) (470) Provision for tax and social security obligations and other risks 136 (69) Tax expenses 2c XIII, 20a II (2,933) (2,878) Equity in earnings of associates, joint ventures and other investments 1,614 325 Other operating revenues 1,115 928 Other operating expenses 26 (2,706) (2,015) Operating income 13,675 14,371 Non-operating income 83 106 Income before taxes on income and profit sharing 13,758 14,477 Income tax and social contribution 2c XIII, 20a I (1,465) (3,168) Due on operations for the period (3,486) (2,722) Related to temporary differences 2,021 (446) Profit sharing, net of taxes - Management members - Statutory 19b (142) (163) Non-controlling interests 18e (213) (252) Net income 11,938 10,894 Earnings per share - Basic 21 Common 1.08 0.98 Preferred 1.08 0.98 Earnings per share - Diluted 21 Common 1.07 0.97 Preferred 1.07 0.97 Weighted average number of outstanding shares - Basic 21 Common 5,617,742,977 5,617,742,977 Preferred 5,405,327,001 5,474,344,002 Weighted average number of outstanding shares - Diluted 21 Common 5,617,742,977 5,617,742,977 Preferred 5,500,522,598 5,562,506,343 The accompanying notes are an integral part of these financial statements. 48

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Condensed Financial Statements – March 31, 2026 ITAÚ UNIBANCO HOLDING S.A. Condensed Consolidated Statement of Comprehensive Income (In millions of reais) Note 01/01 to 03/31/2026 01/01 to 03/31/2025 Consolidated net income 12,151 11,146 Financial assets at fair value through other comprehensive income 5c (398) 756 Change in fair value (852) (922) Tax effect 383 1,027 (Gains) / losses transferred to income 129 1,184 Tax effect (58) (533) Hedge 811 1,158 Cash flow hedge 7b (47) 366 Change in fair value (84) 613 Tax effect 37 (247) Hedge of net investment in foreign operation 7c 858 792 Change in fair value 1,623 1,511 Tax effect (765) (719) Remeasurements of liabilities for post-employment benefits (1) (10) (3) Remeasurements 22 (15) (6) Tax effect 5 3 Foreign exchange variation in foreign investments (2,682) (3,246) Other 3 779 Other comprehensive income of non-controlling interests (330) (272) Total consolidated other comprehensive income (2,606) (828) Total consolidated comprehensive income 9,545 10,318 Comprehensive income attributable to the owners of the parent company 9,662 10,338 Comprehensive income attributable to non-controlling interests (117) (20) 1) Amounts that will not be subsequently reclassified to income. The accompanying notes are an integral part of these financial statements. 49

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Condensed Financial Statements – March 31, 2026 ITAÚ UNIBANCO HOLDING S.A. Condensed Consolidated Statement of Changes in Stockholders’ Equity (In millions of reais) Note Attributed to owners of the parent company Total stockholders’ equity – owners of the parent company Total stockholders’ equity – non controlling interests Total Capital Treasury shares Capital reserves Profit reserves Other comprehensive income Retained earnings Fair value through other comprehensive income adjustments (1) Insurance contracts and private pension Remeasurements of liabilities of post- employment benefits Conversion adjustments of foreign investments Gains and losses – Hedge (2) Other Total - 01/01/2025 90,729 (909) 2,729 110,400 (835) 259 (1,959) 10,994 (8,703) - - 202,705 8,944 211,649 Transactions with owners 33,334 879 (691) (33,334) - - - - - - - 188 - 188 Acquisition of treasury shares 18 - (83) - - - - - - - - - (83) - (83) Result of delivery of treasury shares 18 - 962 (8) - - - - - - - - 954 - 954 Recognition of share-based payment plans - - (683) - - - - - - - - (683) - (683) Capitalization by reserves 33,334 - - (33,334) - - - - - - - - - - Other - - - (818) - - - - - - - (818) - (818) Dividends - declared after previous period - - - (12,229) - - - - - - - (12,229) - (12,229) Interest on capital - declared after previous period - - - (3,260) - - - - - - - (3,260) - (3,260) Unclaimed dividends and Interest on capital - - - - - - - - - - 15 15 - 15 Total comprehensive income - - - - 756 - (3) (3,246) 1,158 779 10,894 10,338 (20) 10,318 Consolidated net income - - - - - - - - - - 10,894 10,894 252 11,146 Other comprehensive income - - - - 756 - (3) (3,246) 1,158 779 - (556) (272) (828) Appropriations: Legal reserve - - - 544 - - - - - - (544) - - - Statutory reserves - - - 7,326 - - - - - - (7,326) - - - Dividends - - - - - - - - - - - - (201) (201) Interest on capital - - - - - - - - - - (3,039) (3,039) - (3,039) Total - 03/31/2025 18 124,063 (30) 2,038 68,629 (79) 259 (1,962) 7,748 (7,545) 779 - 193,900 8,723 202,623 Change in the period 33,334 879 (691) (41,771) 756 - (3) (3,246) 1,158 779 - (8,805) (221) (9,026) Total - 01/01/2026 136,910 (13) 2,873 57,531 200 259 (1,964) 8,048 (7,700) 2 - 196,146 9,484 205,630 Transactions with owners - (252) (1,110) - - - - - - - - (1,362) - (1,362) Acquisition of treasury shares 18 - (1,760) - - - - - - - - - (1,760) - (1,760) Result of delivery of treasury shares 18 - 1,508 (87) - - - - - - - - 1,421 - 1,421 Recognition of share-based payment plans - - (1,023) - - - - - - - - (1,023) - (1,023) Corporate reorganization 2c I, 3 - - - 55 - - - - - - - 55 - 55 Other - - - 18 - - - - - - - 18 - 18 Unclaimed dividends and Interest on capital - - - - - - - - - - 25 25 - 25 Total comprehensive income - - - - (398) - (10) (2,682) 811 3 11,938 9,662 (117) 9,545 Consolidated net income - - - - - - - - - - 11,938 11,938 213 12,151 Other comprehensive income - - - - (398) - (10) (2,682) 811 3 - (2,276) (330) (2,606) Appropriations: Legal reserve - - - 583 - - - - - - (583) - - - Statutory reserves - - - 6,934 - - - - - - (6,934) - - - Dividends - - - - - - - - - - - - (97) (97) Interest on capital - - - - - - - - - - (4,446) (4,446) - (4,446) Total - 03/31/2026 18 136,910 (265) 1,763 65,121 (198) 259 (1,974) 5,366 (6,889) 5 - 200,098 9,270 209,368 Change in the period - (252) (1,110) 7,590 (398) - (10) (2,682) 811 3 - 3,952 (214) 3,738 1) Includes the share in Other Comprehensive Income of Investments in Associates and Joint Ventures related to Fair value through other comprehensive income. 2) Includes Cash flow hedge and hedge of net investment in foreign operation. The accompanying notes are an integral part of these financial statements. 50

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Condensed Financial Statements – March 31, 2026 Itaú Unibanco Holding S.A. Condensed Consolidated Statement of Cash Flows 1 (In millions of reais) Note 01/01 to 03/31/2026 01/01 to 03/31/2025 Adjusted net income 30,702 35,731 Net income 11,938 10,894 Adjustments to net income: 18,764 24,837 Share-based payment (682) (669) Effects of changes in exchange rates on cash and cash equivalents 3,770 3,606 Expected credit loss with financial instruments 24 10,164 9,400 Income from interest and foreign exchange variation from operations with subordinated debt 911 20 Change in technical provisions for insurance, pension plan and premium bonds 5,249 5,488 Depreciation and amortization 1,988 1,856 Expense from update / charges on the provisions for civil lawsuits, labor and tax claims and social security lawsuits and other risks 11b 251 288 Provisions for civil lawsuits, labor and tax claims and social security lawsuits and other risks 11b 1,500 813 Revenue from update / charges on deposits in guarantee (250) (216) Deferred taxes (excluding hedge tax effects) (726) 2,267 Equity in earnings of associates, joint ventures and other investments (1,614) (325) Income from foreign exchange of financial assets and income related to fair value through other comprehensive income (587) 1,648 Income from foreign exchange and income related to amortized cost (1,867) (900) Income from financial assets at fair value through other comprehensive income 129 1,184 Income from sale of investments and fixed assets (49) (76) Income from non-controlling interests 18e 213 252 Other 364 201 Change in assets and liabilities 41,478 (19,255) (Increase) / decrease in assets Interbank investments 13,734 56,873 Securities (15,261) (56,928) Derivative (assets / liabilities) (1,624) (7,812) Operations with credit granting characteristics 466 9,202 Central Bank of Brazil deposits (8,429) (2,885) Interbank and interbranch accounts (assets / liabilities) (6,936) 9,806 Tax assets 459 (565) Other assets (14,529) 21,507 (Decrease) / increase in liabilities Deposits (14,484) (35,328) Securities sold under repurchase agreements 72,248 (1,255) Debt instruments 3,987 7,047 Borrowing and onlending (10,248) (12,015) Technical provision for insurance, pension plan and premium bonds 6,093 5,421 Tax liabilities 388 639 Other provisions and other liabilities 20,684 (8,701) Payment of income tax and social contribution (5,070) (4,261) Net cash provided by / (used in) operating activities 72,180 16,476 Dividends / Interest on capital received from associates and joint ventures 22 159 (Purchase) / Funds from sale of financial assets at fair value through other comprehensive income (7,412) (22,691) (Purchase) / Funds from sale of financial assets at amortized cost (18,053) 25,352 (Purchase) / Sale of investments (40) - (Purchase) / Sale of fixed assets (438) (268) (Purchase) / Sale and Termination of intangible asset agreements (3,790) (1,500) Net cash provided by / (used in) investing activities (29,711) 1,052 Raising of subordinated debt obligations 3,315 4,415 Redemption of subordinated debt obligations (3,949) (627) Change in non-controlling interests (330) (272) Acquisition of treasury shares (1,760) (83) Result of delivery of treasury shares 1,080 940 Dividends / Interest on capital paid to non-controlling interests (97) (201) Dividends / Interest on capital paid (3,899) (20,388) Net cash provided by / (used in) financing activities (5,640) (16,216) Net increase / (decrease) in cash and cash equivalents 36,829 1,312 Cash and cash equivalents at the beginning of the period 96,944 99,073 Effect of changes in exchange rates on cash and cash equivalents (3,770) (3,606) Cash and cash equivalents at the end of the period 2c III 130,003 96,779 Cash 39,723 38,893 Interbank deposits 36,660 32,428 Securities purchased under agreements to resell - Collateral held 53,620 25,458 The accompanying notes are an integral part of these financial statements. 51

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Condensed Financial Statements – March 31, 2026 ITAÚ UNIBANCO HOLDING S.A. Condensed Consolidated Statement of Added Value (In millions of reais) Note 01/01 to 03/31/2026 01/01 to 03/31/2025 Income 95,676 82,972 Financial operations 89,206 76,605 Commissions and banking fees 25 12,455 11,918 Income from insurance, pension plan and premium bonds operations 1,770 1,648 Expected credit loss with financial instruments 8 (8,953) (8,233) Other 1,198 1,034 Expenses (62,555) (49,048) Financial operations (59,745) (46,699) Other (2,810) (2,349) Inputs purchased from third parties (4,873) (4,924) Third-Party and financial system services, security, transportation and travel expenses 26 (1,978) (2,027) Other (2,895) (2,897) Data processing and telecommunications 26 (1,575) (1,475) Advertising, promotions and publication 26 (332) (423) Installations and materials (590) (574) Other (398) (425) Gross added value 28,248 29,000 Depreciation and amortization 26 (1,541) (1,479) Net added value produced by the company 26,707 27,521 Added value received through transfer - Result of equity method 1,614 325 Total added value to be distributed 28,321 27,846 Distribution of added value 28,321 27,846 Personnel 8,926 7,432 Direct compensation 7,277 5,649 Benefits 1,289 1,450 FGTS – government severance pay fund 360 333 Taxes, fees and contributions 6,988 9,019 Federal 6,524 8,561 Municipal 464 458 Return on third parties' capital - Rent 256 249 Return on capital 12,151 11,146 Dividends and interest on capital 4,446 3,039 Retained earnings attributable to owners of the parent company 7,492 7,855 Retained earnings attributable to non-controlling interests 213 252 The accompanying notes are an integral part of these financial statements. 52

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Condensed Financial Statements – March 31, 2026 ITAÚ UNIBANCO HOLDING S.A. Condensed Balance Sheet (In millions of reais) Assets Note 03/31/2026 12/31/2025 Current and non-current assets 279,634 278,360 Cash 786 1,340 Interbank investments 2c IV, 4 28,002 31,319 Securities purchased under agreements to resell 22,334 22,486 Interbank deposits 5,668 8,833 Securities 2c IV, 5 40,431 36,986 Own portfolio 40,431 36,986 Derivatives 2c IV, 6 177 8 Operations with credit granting characteristics 2c IV, 8 173,606 176,070 Loan, lease and other credit operations 186,758 189,740 (Provision for expected credit loss) (13,152) (13,670) Interbank and interbranch accounts 2 2 Current and deferred tax assets 25,477 24,611 Current tax assets 6,805 5,683 Deferred tax assets 20b I 18,672 18,928 Other assets 2c V 11,153 8,024 Permanent assets 199,671 195,287 Investments 2c VI, 12 199,311 194,921 Subsidiaries 199,311 194,921 Fixed assets 2c VIII, 2c X 5 5 Real estate 5 5 Other fixed assets 93 93 (Accumulated depreciation) (93) (93) Intangible assets 2c IX, 2c X 355 361 Intangible assets 3,099 3,098 (Accumulated amortization) (2,744) (2,737) Total assets 479,305 473,647 Liabilities and stockholders' equity Current and non-current liabilities 279,528 277,667 Deposits 2c IV, 16b 102,809 99,439 Demand deposits 102 121 Interbank deposits 102,707 99,318 Debt instruments 2c IV, 16d III 50,039 49,608 Funds from issues 1,503 1,486 Foreign loans through securities 6,971 7,454 Debt instruments with subordination clauses 41,565 40,668 Derivatives 2c IV, 6 - 234 Interbank and interbranch accounts 73,010 76,754 Provisions for financial guarantees, credit commitments and credits to be released 8a, 8c 335 142 Other provisions 1,231 1,275 Current and deferred tax liabilities 3,011 1,917 Current tax liabilities 2c XII, 2c XIII, 20c 1,951 999 Deferred tax liabilities 20b II 1,060 918 Other liabilities 9b 49,093 48,298 Stockholders' equity 18 199,777 195,980 Capital 136,910 136,910 Capital reserves 1,763 2,873 Profit reserves 64,413 57,107 Other comprehensive income 2c IV (3,044) (897) (Treasury shares) (265) (13) Total liabilities and stockholders' equity 479,305 473,647 The accompanying notes are an integral part of these financial statements. 53

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Condensed Financial Statements – March 31, 2026 ITAÚ UNIBANCO HOLDING S.A. Condensed Statement of Income (In millions of reais, except for number of shares and earnings per share information) Note 01/01 to 03/31/2026 01/01 to 03/31/2025 Income related to financial operations 8,110 6,937 Operations with credit granting characteristics 5,665 5,143 Securities, derivatives and other 2,445 1,794 Expenses related to financial operations (4,961) (4,471) Deposits and securities sold under repurchase agreements (4,961) (3,371) Debt instruments - (1,030) Borrowing and onlending - (70) Income related to financial operations before expected credit loss 3,149 2,466 Result of expected credit loss (2,690) (2,905) Expenses for expected credit loss (3,088) (3,297) Income related to recovery of financial assets written off as loss 398 392 Gross income related to financial operations 459 (439) Other operating revenues / (expenses) 12,055 10,459 Commissions and banking fees 25 3,399 3,044 Personnel expenses (107) (112) Other administrative expenses (1,383) (1,495) Other provisions expenses (19) (44) Provision for civil lawsuits (4) (40) Provision for labor claims (18) (4) Provision for tax and social security obligations and other risks 3 - Tax expenses 20a II (488) (527) Equity in earnings of subsidiaries 12 11,578 10,180 Other operating revenues / (expenses) (925) (587) Operating income 12,514 10,020 Non-operating income - (1) Income before taxes on income and profit sharing 12,514 10,019 Income tax and social contribution 2c XIII (850) 874 Due on operations for the period (512) (307) Related to temporary differences (338) 1,181 Profit sharing, net of taxes - Management members - Statutory (10) (17) Net income 11,654 10,876 Earnings per share - Basic Common 1.06 0.98 Preferred 1.06 0.98 Earnings per share - Diluted Common 1.05 0.97 Preferred 1.05 0.97 Weighted average number of outstanding shares - Basic Common 5,617,742,977 5,617,742,977 Preferred 5,405,327,001 5,474,344,002 Weighted average number of outstanding shares - Diluted Common 5,617,742,977 5,617,742,977 Preferred 5,500,522,598 5,562,506,343 The accompanying notes are an integral part of these financial statements. 54

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Condensed Financial Statements – March 31, 2026 ITAÚ UNIBANCO HOLDING S.A. Condensed Statement of Comprehensive Income (In millions of reais) 01/01 to 03/31/2026 01/01 to 03/31/2025 Net income 11,654 10,876 Financial assets at fair value through other comprehensive income (262) 729 Change in fair value 131 (3) Tax effect (62) - Associates / Subsidiaries (331) 732 Hedge 804 1,082 Cash flow hedge (53) 290 Associates / Subsidiaries (53) 290 Hedge of net investment in foreign operation 857 792 Change in fair value 1,023 504 Tax effect (478) (249) Associates / Subsidiaries 312 537 Remeasurements of liabilities for post-employment benefits (1) (10) (3) Associates / Subsidiaries (10) (3) Foreign exchange variation in foreign investments (2,682) (3,246) Change in fair value (1,072) (485) Associates / Subsidiaries (1,610) (2,761) Other 3 (570) Total other comprehensive income (2,147) (2,008) Total comprehensive income 9,507 8,868 1) Amounts that will not be subsequently reclassified to income. The accompanying notes are an integral part of these financial statements. 55

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Condensed Financial Statements – March 31, 2026 ITAÚ UNIBANCO HOLDING S.A. Condensed Statement of Changes in Stockholders’ Equity (In millions of reais) Note Capital Treasury shares Capital reserves Profit reserves Other comprehensive income Retained earnings TotalFair value through other comprehensive income adjustments Insurance contracts and private pension Remeasurements of liabilities of post- employment benefits Conversion adjustments of foreign investments Gains and losses – Hedge (1) Other Total - 01/01/2025 90,729 (909) 2,729 109,902 (1,961) 259 (1,959) 9,756 (6,024) - - 202,522 Transactions with owners 33,334 879 (691) (33,334) - - - - - - - 188 Acquisition of treasury shares 18 - (83) - - - - - - - - - (83) Result of delivery of treasury shares 18 - 962 (8) - - - - - - - - 954 Recognition of share-based payment plans - - (683) - - - - - - - - (683) Capitalization by reserves 33,334 - - (33,334) - - - - - - - - Other - - - 617 - - - - - - - 617 Dividends - declared after previous period - - - (12,229) - - - - - - - (12,229) Interest on capital - declared after previous period - - - (3,260) - - - - - - - (3,260) Unclaimed dividends and Interest on capital - - - - - - - - - - 15 15 Total comprehensive income - - - - 729 - (3) (3,246) 1,082 (570) 10,876 8,868 Net income - - - - - - - - - - 10,876 10,876 Other comprehensive income - - - - (3) - - (485) 255 - - (233) Portion of other comprehensive income from investments in associates and subsidiaries - - - - 732 - (3) (2,761) 827 (570) - (1,775) Appropriations: Legal reserve - - - 544 - - - - - - (544) - Statutory reserves - - - 7,308 - - - - - - (7,308) - Interest on capital - - - - - - - - - - (3,039) (3,039) Total - 03/31/2025 18 124,063 (30) 2,038 69,548 (1,232) 259 (1,962) 6,510 (4,942) (570) - 193,682 Change in the period 33,334 879 (691) (40,354) 729 - (3) (3,246) 1,082 (570) - (8,840) Total - 01/01/2026 136,910 (13) 2,873 57,107 (868) 259 (1,964) 6,810 (5,136) 2 - 195,980 Transactions with owners - (252) (1,110) - - - - - - - - (1,362) Acquisition of treasury shares 18 - (1,760) - - - - - - - - - (1,760) Result of delivery of treasury shares 18 - 1,508 (87) - - - - - - - - 1,421 Recognition of share-based payment plans - - (1,023) - - - - - - - - (1,023) Corporate reorganization 3, 2c I - - - 55 - - - - - - - 55 Other - - - 18 - - - - - - - 18 Unclaimed dividends and Interest on capital - - - - - - - - - - 25 25 Total comprehensive income - - - - (262) - (10) (2,682) 804 3 11,654 9,507 Net income - - - - - - - - - - 11,654 11,654 Other comprehensive income - - - - 69 - - (1,072) 545 - - (458) Portion of other comprehensive income from investments in associates and subsidiaries - - - - (331) - (10) (1,610) 259 3 - (1,689) Appropriations: Legal reserve - - - 583 - - - - - - (583) - Statutory reserves - - - 6,650 - - - - - - (6,650) - Interest on capital - - - - - - - - - - (4,446) (4,446) Total - 03/31/2026 18 136,910 (265) 1,763 64,413 (1,130) 259 (1,974) 4,128 (4,332) 5 - 199,777 Change in the period - (252) (1,110) 7,306 (262) - (10) (2,682) 804 3 - 3,797 1) Includes Cash flow hedge and hedge of net investment in foreign operation. The accompanying notes are an integral part of these financial statements. 56

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Condensed Financial Statements – March 31, 2026 ITAÚ UNIBANCO HOLDING S.A. Condensed Statement of Cash Flows (In millions of reais) Note 01/01 to 03/31/2026 01/01 to 03/31/2025 Adjusted net income 3,202 1,741 Net income 11,654 10,876 Adjustments to net income: (8,452) (9,135) Share-based payment (682) (669) Expected credit loss 3,088 3,297 Income from interest and foreign exchange variation from operations with subordinated debt 1,287 168 Expense from update / charges on the provisions for civil lawsuits, labor and tax claims and social security lawsuits and other risks 8 10 Provisions for civil lawsuits, labor and tax claims and social security lawsuits and other risks 21 44 Revenue from update / charges on deposits in guarantee (32) (117) Deferred taxes 338 (1,181) Equity in earnings of subsidiaries 12 (11,578) (10,180) Amortization of goodwill 11 11 Income from interest and foreign exchange variation of securities at fair value through other comprehensive income (870) (339) Income from interest and foreign exchange variation of securities at amortized cost (15) - Effect of changes in exchange rates on cash and cash equivalents (34) (187) Other 6 8 Change in assets and liabilities 3,988 (8,437) (Increase) / decrease in assets Interbank investments 3,165 1,068 Securities 1,230 (7,234) Derivatives (assets / liabilities) (403) (645) Interbank and interbranch accounts (assets / liabilities) (3,744) 5,535 Operations with credit granting characteristics (624) (10,618) Tax assets (866) (1,166) Other assets 766 328 (Decrease) / increase in liabilities Deposits 3,370 2,739 Securities sold under repurchase agreements - (1,373) Debt instruments (466) 4,518 Tax liabilities 1,094 29 Other provisions and other liabilities 466 (1,618) Net cash provided by / (used in) operating activities 7,190 (6,696) Dividends and interest on capital received 1,197 2,563 (Purchase) / funds from sale of securities at fair value through other comprehensive income (2,371) (4,642) (Purchase) / Funds from sale of financial assets at amortized cost (1,287) - (Purchase) / sale of investments (500) 2,736 Net cash provided by / (used in) investing activities (2,961) 657 Raising in subordinated debt obligations 3,315 4,415 Redemption of subordinated debt obligations (3,705) (513) Result of delivery of treasury shares 1,080 940 Acquisition of treasury shares (1,760) (83) Dividends and interest on capital paid (3,899) (20,388) Net cash provided by / (used in) financing activities (4,969) (15,629) Net increase / (decrease) in cash and cash equivalents (740) (21,668) Cash and cash equivalents at the beginning of the period 23,826 32,449 Effects of changes in exchange rates on cash and cash equivalents 34 187 Cash and cash equivalents at the end of the period 2c III 23,120 10,968 Cash 786 1,577 Securities purchased under agreements to resell - Collateral held 22,334 9,391 The accompanying notes are an integral part of these financial statements. 57

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Condensed Financial Statements – March 31, 2026 ITAÚ UNIBANCO HOLDING S.A. Condensed Statement of Added Value (In millions of reais) Note 01/01 to 03/31/2026 01/01 to 03/31/2025 Income 8,351 8,195 Financial operations 8,110 6,937 Commissions and banking fees 3,399 3,044 Expected credit loss with financial instruments (2,690) (2,905) Other (468) 1,119 Expenses (5,971) (5,187) Financial operations (4,961) (4,471) Other (1,010) (716) Inputs purchased from third parties (1,383) (1,495) Third-Party and financial system services, security, transportation and travel expenses (69) (84) Advertising, promotions and publication (93) (99) Other (1,221) (1,312) Gross added value 997 1,513 Depreciation and amortization (2) (2) Net added value produced by the company 995 1,511 Added value received through transfer - Result of equity method 12 11,578 10,180 Total added value to be distributed 12,573 11,691 Distribution of added value 12,573 11,691 Personnel 57 85 Direct compensation 49 78 Benefits 7 6 FGTS – government severance pay fund 1 1 Taxes, fees and contributions 862 730 Federal 770 638 Municipal 92 92 Return on capital 11,654 10,876 Dividends and interest on capital 4,446 3,039 Retained earnings to shareholders 7,208 7,837 The accompanying notes are an integral part of these financial statements. 58

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Condensed Financial Statements – March 31, 2026 Itaú Unibanco Holding S.A. Notes to the Financial Statements At 03/31/2026 and 12/31/2025 for balance sheet accounts and from 01/01 to 03/31 of 2026 and 2025 for income statement (In millions of reais, except when indicated) Note 1 - Operations Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly held company, organized and existing under the laws of Brazil. The head office is located at Praça Alfredo Egydio de Souza Aranha, No.100, in the city of São Paulo, state of São Paulo, Brazil. ITAÚ UNIBANCO HOLDING has a presence in 18 countries and territories and offers a wide variety of financial products and services to personal and corporate customers in Brazil and abroad, not necessarily related to Brazil, through its branches, subsidiaries and international affiliates. It offers a full range of banking services, through its different portfolios: commercial banking; investment banking; real estate lending; loans, financing and investment; leasing and foreign exchange business. ITAÚ UNIBANCO HOLDING is a financial holding company controlled by Itaú Unibanco Participações S.A. (“IUPAR”), a holding company which owns 51.71% of ITAÚ UNIBANCO HOLDING's common shares, and which is jointly controlled by (i) Itaúsa S.A. (“ITAÚSA”), a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) Companhia E. Johnston de Participações (“E. JOHNSTON”), a holding company controlled by the Moreira Salles family. Itaúsa also directly holds 39.21% of ITAÚ UNIBANCO HOLDING’s common shares. These individual and consolidated financial statements were approved by the Board of Directors on May 05, 2026. Note 2 - Material accounting policies a) Basis of preparation The financial statements of ITAÚ UNIBANCO HOLDING and its subsidiaries (ITAÚ UNIBANCO HOLDING CONSOLIDATED) have been prepared in accordance with the Brazilian Corporate Law, as amended by Laws 11,638, of December 28, 2007, and 11,941, of May 27, 2009, and in compliance, when applicable, with instructions issued by the National Monetary Council (CMN), the Central Bank of Brazil (BACEN), the Brazilian Securities Commission (CVM), the National Council of Private Insurance (CNSP) and the Superintendence of Private Insurance (SUSEP). The information in the financial statements and accompanying notes evidences all relevant information inherent in the financial statements, and only them, which is consistent with information used by management in its administration. ITAÚ UNIBANCO HOLDING opted for presenting its Condensed Consolidated and Individual Financial Statements, including selected accompanying notes, in accordance with current regulations. The presentation of the Statements of Added Value is required by the Brazilian corporate legislation and by the accounting practices adopted in Brazil applicable to publicly-held companies. This Statement was prepared in accordance with the criteria established by Technical Pronouncement CPC 09 - Statement of Added Value. b) Changes in new accounting standards and interpretations of existing standards I - Applicable for period ended March 31, 2026 There were no new accounting standards for the current period. II - Applicable to future periods • CMN Resolution No. 4,966/21 - Financial instruments and related regulations - Establishes the designation and accounting recognition of hedge and adjustment to the present value of restructured financial instruments, being in force starting January 1, 2027. Possible impacts are being assessed and will be completed until the beginning of the standard effectiveness. 59

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Condensed Financial Statements – March 31, 2026 • CMN Resolution No. 5,252/21 - Sustainability assets and liabilities - Defines criteria for the measurement, recognition, write-off and disclosure of sustainability assets and liabilities. Changes will be prospectively applied as from 1 January 2027. Possible impacts are being assessed and will be completed until the beginning of the standard effectiveness. • CMN Resolution No. 5,281/26 - Virtual assets - Establishes criteria for the recognition and measurement of assets and liabilities related to the provision of services with virtual assets, prospectively applicable from January 1, 2027, and any effects should be recognized as a counterpart to accumulated profit or loss, net of tax effects. Possible impacts are being assessed and will be completed until the beginning of the standard effectiveness. c) Accounting policies, critical estimates and material judgments This note presents the main critical estimates and judgments used in the preparation and application of ITAÚ UNIBANCO HOLDING CONSOLIDATED’s specific accounting policies. These estimates and judgments present a material risk and may have a material impact on the values of assets and liabilities due to uncertainties and the high level of subjectivity involved in the recognition and measurement of certain items. Therefore, actual results may differ from those obtained by these estimates and judgments. I - Consolidation The consolidated financial statements of ITAÚ UNIBANCO HOLDING CONSOLIDATED comprise the transactions carried out by its branches and subsidiaries in Brazil and abroad, including investment funds, in which ITAÚ UNIBANCO HOLDING CONSOLIDATED holds either direct or indirect control. The main judgment exercised in the control assessment is the analysis of facts and circumstances that indicate whether ITAÚ UNIBANCO HOLDING CONSOLIDATED is exposed or is entitled to variable returns and has the ability to affect these returns through its influence over the entity on a continuous basis. The consolidated financial statements are prepared using consistent accounting policies. Intercompany asset and liability account balances, income accounts and transaction values have been eliminated. In ITAÚ UNIBANCO HOLDING, goodwill recorded in subsidiaries is amortized based on the expected future profitability and appraisal reports, or upon realization of the investment, according to the rules and guidance of CMN and BACEN. The difference in Net Income and Stockholders’ Equity between ITAÚ UNIBANCO HOLDING and ITAÚ UNIBANCO HOLDING CONSOLIDATED (Note 18d) results substantially from the adoption of different criteria for the amortization of goodwill originating from acquisitions of investments, for recognizing transactions with minority shareholders where there is no change in control, prior to January 1, 2022, and for recognizing foreign exchange differences, prior to January 1, 2017, on foreign investments and hedging these investments, which are denominated in currencies other than the functional currency of the parent company, net of the corresponding tax effects. The effects of foreign exchange differences on foreign investments are classified under the heading Income on Securities, Derivative Financial Instruments and Other in the Statement of Income for subsidiaries with the same functional currency as the parent company, and in Other Comprehensive Income for subsidiaries with a different functional currency. In conformity with CPC 23 - Accounting Policies, Changes in Accounting Estimates and Errors, and with the purpose of maintaining the quality and reliability of the financial statements, in addition to providing a more appropriate representation of the equity position, financial performance and cash flows, ITAÚ UNIBANCO HOLDING CONSOLIDATED adopted the accounting policy for correcting, starting July 1, 2023, the financial statements of its controlled companies located in hyperinflationary economies in accordance with CPC 42 - Financial Reporting in Hyperinflationary Economies. The following table shows the main consolidated companies, which together represent over 95% of total consolidated assets, as well as the interests of ITAÚ UNIBANCO HOLDING in their voting capital: 60

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Condensed Financial Statements – March 31, 2026 Functional currency (1) Incorporation Country Activity Interest in voting capital % Interest in total capital % 03/31/2026 12/31/2025 03/31/2026 12/31/2025 In Brazil Banco Itaú Consignado S.A. Real Brazil Financial institution 100.00% 100.00% 100.00% 100.00% Banco Itaucard S.A. Real Brazil Financial institution 100.00% 100.00% 100.00% 100.00% Cia. Itaú de Capitalização Real Brazil Premium Bonds 100.00% 100.00% 100.00% 100.00% Dibens Leasing S.A. - Arrendamento Mercantil Real Brazil Leasing 100.00% 100.00% 100.00% 100.00% Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento Real Brazil Consumer Finance Credit 53.88% 53.88% 53.88% 53.88% Itaú Corretora de Valores S.A. Real Brazil Securities Broker 100.00% 100.00% 100.00% 100.00% Itaú Seguros S.A. Real Brazil Insurance 100.00% 100.00% 100.00% 100.00% Itaú Unibanco S.A. Real Brazil Financial institution 100.00% 100.00% 100.00% 100.00% Itaú Vida e Previdência S.A. Real Brazil Pension Plan 100.00% 100.00% 100.00% 100.00% Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento Real Brazil Consumer Finance Credit 50.00% 50.00% 50.00% 50.00% Redecard Instituição de Pagamento S.A. Real Brazil Acquirer 100.00% 100.00% 100.00% 100.00% Foreign Banco Itaú Chile Chilean Peso Chile Financial institution 67.42% 67.42% 67.42% 67.42% Banco Itaú Paraguay S.A. Guarani Paraguay Financial institution 100.00% 100.00% 100.00% 100.00% Banco Itaú (Suisse) S.A. Swiss Franc Switzerland Financial institution 100.00% 100.00% 100.00% 100.00% Banco Itaú Uruguay S.A. Uruguayan Peso Uruguay Financial institution 100.00% 100.00% 100.00% 100.00% Itau Bank, Ltd. Real Cayman Islands Financial institution 100.00% 100.00% 100.00% 100.00% Itau BBA International plc US Dollar United Kingdom Financial institution 100.00% 100.00% 100.00% 100.00% Itau BBA USA Securities Inc. US Dollar United States Securities Broker 100.00% 100.00% 100.00% 100.00% Itaú Colombia S.A. Colombian Peso Colombia Financial institution 67.06% 67.06% 67.06% 67.06% 1) All overseas offices of ITAÚ UNIBANCO HOLDING CONSOLIDATED have the same functional currency as the parent company, except for Itaú Chile New York Branch and Itaú Unibanco S.A. Miami Branch, which functional currency is the US Dollar. 61

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Condensed Financial Statements – March 31, 2026 I.I - Business combinations When accounting for business combinations, ITAÚ UNIBANCO HOLDING CONSOLIDATED exercises judgments in the identification, recognition, and measurement of: price adjustments; contingent considerations; and options or obligations to buy or sell ownership interest of the acquired entity. Non-controlling shareholders’ ownership interest is measured on the date of acquisition according to the proportional interest in Stockholders’ equity of the acquired entity. I.II - Capital transactions with non-controlling stockholders Changes in an ownership interest in a subsidiary, which do not result in a loss of control, are accounted for as capital transactions and any difference between the amount paid and the carrying amount of non-controlling stockholders is recognized directly in Stockholders' equity. II - Functional and presentation currency The consolidated financial statements of ITAÚ UNIBANCO HOLDING CONSOLIDATED are presented in Brazilian Reais, which is its functional and presentation currency. For each subsidiary, associate and joint venture, ITAÚ UNIBANCO HOLDING CONSOLIDATED exercised judgment to determine its functional currency, considering the currency of the primary economic environment in which the entity operates. Foreign currency operations are translated using the exchange rates prevailing on the dates of the transactions, and exchange gains and losses are recognized in the Statement of Income. For conversion of the financial statements of foreign entities with a functional currency other than Reais, ITAÚ UNIBANCO HOLDING CONSOLIDATED uses the exchange rate on the closing date to convert assets and liabilities, and the average monthly exchange rate to convert income and expenses, except for foreign entities located in hyperinflationary economies. Exchange differences generated by this conversion are recognized in Other Comprehensive Income, net of tax effects, and reclassified, either in total or partially, to income when ITAÚ UNIBANCO HOLDING CONSOLIDATED loses control of the foreign entity. The ITAÚ UNIBANCO HOLDING CONSOLIDATED conducts hedge of net investment in foreign operation, whose effective portion is recognized in Stockholders’ Equity. III - Cash and cash equivalents They are defined as cash and cash equivalents, current accounts with banks and financial investments, which are promptly convertible into cash, this is, which original term is equal to or lower than 90 days and are subject to an insignificant risk of change in value, shown in the Balance Sheet under the headings Cash, Interbank deposits and Securities purchased under agreements to resell (Collateral held). IV - Financial assets and liabilities Financial assets and liabilities are initially recognized at fair value on the trading date. Financial assets are written off, if: • the contractual rights to the cash flows of the financial asset expire. • there are no reasonable expectations of its recovery. In this case, the write-off is carried out simultaneously with the use of the related provision for expected credit loss and collection procedures are maintained. Subsequent recoveries are accounted for as revenue as a counterparty to asset, with the constitution of their respective provision for expected credit loss. • ITAÚ UNIBANCO HOLDING CONSOLIDATED transfers substantially the risks and benefits of the financial asset. The main judgments exercised by ITAÚ UNIBANCO HOLDING CONSOLIDATED in the write-off of financial assets are: assessment of the time when contractual rights to cash flows of financial assets expire; reasonable expectation of recovery of the financial asset, and substantial transfer of risks and benefits or control. 62

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Condensed Financial Statements – March 31, 2026 When the contractual cash flow of a financial asset is renegotiated or otherwise modified, ITAÚ UNIBANCO HOLDING CONSOLIDATED evaluates whether the renegotiation event is characterized as a restructuring, this is, whether there has been a significant concession to the counterparty, due to the deterioration of the client’s credit quality. The gross book value of the renegotiated financial assets is recalculated with the new conditions agreed upon. Financial liabilities are written off when extinguished, this is, when the obligation specified in the contract is settled, canceled, matured or expired. IV.I - Classification of financial assets Financial assets are classified and subsequently measured in the following categories: • Amortized cost (AC): used when financial assets are managed to obtain contractual cash flows, consisting solely of payments of principal and interest. • Fair value through other comprehensive income (FVOCI): used when financial assets are held both for obtaining contractual cash flows, consisting solely of payments of principal and interest, and for sale. • Fair value through profit or loss (FVPL): used for financial assets that do not meet the aforementioned criteria above and the financial assets irrevocably designated in the initial recognition at fair value through profit or loss. The category depends on the business model under which the financial assets are managed and the characteristics of their cash flows. • Business models: are established according to the objectives of the business areas, considering the risks that affect their performance of the business model; how it is assessed and reported to Management and how the managers of the business are compensated. • Contractual cash flow characteristics: tested individually to validate whether the cash flows generated by the financial instrument constitute only principal and interest payment (consideration for the time value of money, credit risk and profit margin). ITAÚ UNIBANCO HOLDING CONSOLIDATED assesses mainly the following situations: changes in rate due to modification in credit risk; interest rates determined by regulatory bodies; leverage; embedded derivatives; and term extension clauses and exchange rate variation. If contractual terms introduce risk exposure or cash flow volatilities, the financial asset does not constitute only principal and interest payment and is classified in the category Fair value through profit or loss. Financial assets designated as fair value through profit or loss: ITAÚ UNIBANCO HOLDING CONSOLIDATED has financial assets designated at fair value through profit or loss to reduce an accounting mismatch. Hybrid contracts: to identify if a contract contains embedded derivatives, ITAÚ UNIBANCO HOLDING CONSOLIDATED considers especially if there is any indexing to different components of interest and uncertainty regarding the link with the final indexing. Hybrid contracts in which the main component is a financial asset are accounted for on a jointly basis, this is, the whole instrument (principal and derivative component) is measured at fair value through profit or loss. In other cases, embedded derivatives are treated as separate financial instruments if: their characteristics and economic risks are not closely related to those of the main component; the separate instrument meets the definition of a derivative; and the underlying instrument is not booked at fair value through profit or loss. Equity instruments: the shares and quotas are classified at fair value through profit or loss, except when the financial instrument is held with a purpose other than its trading, situation in which ITAÚ UNIBANCO HOLDING CONSOLIDATED designates it, on an irrevocable basis, at fair value through other comprehensive income. 63

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Condensed Financial Statements – March 31, 2026 IV.II - Classification of financial liabilities Financial liabilities are subsequently measured at amortized cost, except for: • Financial liabilities at fair value through profit or loss: classification applied to derivatives and financial liabilities generated in loans or rental of financial assets. • Credit commitments and Credits to be released. • Financial guarantees: measured by the greater amount between (i) the provision for expected credit loss; and (ii) the balance of the service fee to be deferred in income, according to the contract term. IV.III - Subsequent measurement of financial instruments Fair value of financial instruments: to measure fair value, assessment techniques applying information classified in three levels of hierarchy are used, prioritizing prices listed in active markets of the instruments. ITAÚ UNIBANCO HOLDING CONSOLIDATED classifies this information according to the relevance of data observed in the fair value measurement process: Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. An active market is a market in which transactions for the asset or liability being measured occur often enough and with sufficient volume to provide pricing information on an ongoing basis. Level 2: Inputs that are not observable for the asset or liability either directly or indirectly. Level 2 generally includes: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or quoted prices vary substantially either over time or among market makers, or in which little information is released publicly; (iii) inputs other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves observable at commonly quoted intervals, volatilities, etc.); (iv) inputs that are mainly derived from or corroborated by observable market data through correlation or by other means. Level 3: Inputs that are not observable for the asset or liability allowing the use of internal models and techniques. The portion of the fair value variation resulting from changes in ITAÚ UNIBANCO HOLDING CONSOLIDATED own credit risk is recognized in other comprehensive income, for the net amount of tax effects. To determine the gains and losses realized in the disposal of financial assets at fair value, average cost is used, which are recorded in the Consolidated Statement of Income as Securities, Derivatives and Other For financial instruments measured at fair value on a recurring basis, including derivatives, that are not traded in active markets, the fair value is calculated by using valuation techniques based on assumptions, that consider market information and conditions. The estimated fair value obtained through these techniques cannot be substantiated by comparison with independent markets and, in many cases, cannot be realized on immediate settlement of the instrument. The main assumptions considered to estimate the fair value are: historical database, information on similar transactions, discount rate and estimate of future cash flows. The main judgments applied in the calculation of the fair value of more complex financial instruments, or those that are not negotiated in active markets or do not have liquidity, are: determining the model used with the selection of specific inputs and, in certain cases, evaluation adjustments are applied to the model amount or price quoted for financial instruments that are not actively traded. 64

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Condensed Financial Statements – March 31, 2026 The application of these judgments may result in a fair value that is not indicative of the net realizable value or future fair values. However, ITAÚ UNIBANCO HOLDING CONSOLIDATED believes that all the methodologies adopted are appropriate and consistent with other market participants. The fair value of financial instruments as well as the hierarchy of fair value are detailed in Note 17. Amortized cost: is the amount at which the financial asset or liability is measured at initial recognition, plus adjustments made under the effective interest rate method, less repayments of principal and interest, and any provision for expected credit loss. ITAÚ UNIBANCO HOLDING CONSOLIDATED uses the effective interest rate method to calculate interest income or expense for financial instruments at amortized cost and through other comprehensive income, which considers costs and fees directly attributable to the origination of the contract, such as commissions paid or received by the parties to the contract, transaction costs and other premiums and discounts when exceeding 1% of the instrument's total revenues or charges. Additionally, ITAÚ UNIBANCO HOLDING CONSOLIDATED adopted the differentiated methodology for financial assets with credit granting characteristic classified in the amortized cost category. For liabilities classified in the amortized cost category, incremental costs and revenues are deferred by the effective interest rate curve. ITAÚ UNIBANCO HOLDING CONSOLIDATED classifies financial instruments as problem assets if the payment of principal or interest is overdue for over 90 days or indicates that the obligation will not be honored under the conditions agreed. In this case, the appropriation of interest starts being recognized on the cash basis. Expected credit loss: The main judgments exercised of ITAÚ UNIBANCO HOLDING CONSOLIDATED to calculate the expected credit loss are: selection of quantitative models to assess the expected credit loss; determination of triggers to significantly increase or decrease credit risk; identification and grouping of portfolios with similar credit risk characteristics; establishment of the maximum contractual period for assets with no determined maturity; determination of prospective information, macroeconomic scenarios and probability-weighted scenarios. For makes an assessment of the expected credit loss on financial instruments (except equity instrument, derivatives, government securities measured at fair value through profit or loss at level 1 of the hierarchy of fair value) and to credit commitments and non-cancellable credits to be released, applying a three-stage approach to demonstrate changes in credit risk. • Stage 1 – considers default events possible within 12 months. Applicable to financial assets which are not credit impaired when purchased or originated or which credit risk has decreased significantly. • Stage 2 – considers all possible default events over the life of the financial instrument. Applicable to financial instruments which credit risk has increased significantly since the initial recognition or that no longer have credit recovery problems, but their credit risk has not decreased significantly. • Stage 3 – applicable to problem assets, for which a probability of default (PD) of 100% is considered. The assessment of expected credit loss is detailed in Note 2b I. The measurement of expected credit loss requires the application of significant assumptions and use of quantitative models. Management exercises its judgment in the assessment of the adequacy of the expected loss amounts resulting from models and, according to its experience, makes adjustments that may result from certain clients' credit status or temporary adjustments resulting from situations or new circumstances that have not been reflected in the modeling yet. 65

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Condensed Financial Statements – March 31, 2026 The main assumptions considered to estimate the expected credit loss are: • Determining criteria for significant increase or decrease in credit risk: ITAÚ UNIBANCO HOLDING CONSOLIDATED determines triggers (indicators) of significant increase in the credit risk of a financial asset since its initial recognition on an individual basis and, in the case of retail portfolios, collectively. For collective assessment purposes of retail portfolios, financial assets are grouped based on similar characteristics of shared credit risk, considering the type of instrument, credit risk classifications, initial recognition date, remaining term, guarantees, among other significant factors. For wholesale business portfolios, the assessment is conducted on an individual basis. The migration of the financial asset to an earlier stage occurs with a consistent reduction in credit risk, mainly characterized by the non-activation of credit deterioration triggers. • Maximum contractual period: ITAÚ UNIBANCO HOLDING CONSOLIDATED estimates the useful life of assets that do not have fixed maturity date based on the period of exposure to credit risk and contractual terms, including prepayment and rollover options. • Prospective information: ITAÚ UNIBANCO HOLDING CONSOLIDATED uses macroeconomic forecasts and public information with projections prepared internally to determine the impact of these estimates on the calculation of expected credit loss. The main prospective information used to determine the expected credit loss is projected default, which is related to projections of Selic Rate, Credit Default Swap (CDS), unemployment rate, Gross Domestic Product (GDP), wages, industrial production and expanded retail sales. The definition of Macroeconomic scenarios involves inherent risks, market uncertainties and other factors that may give rise to results different from those expected. ITAÚ UNIBANCO HOLDING CONSOLIDATED uses weighted scenarios to determine credit loss expected over a suitable observation horizon adequate to classification in stages, which are reassessed annually or when the market conditions so require. ITAÚ UNIBANCO HOLDING CONSOLIDATED uses the option to measure the expected credit loss based on the delayed payment of principal or interest, the loss history and other relevant information for financial instruments recognized in the heading Other Assets. IV.IV - Derivatives and use of hedge accounting These are classified on the date of their acquisition, according to whether or not management intends to use them for hedging, in conformity with BACEN Circular 3,082, of January 30, 2002. Transactions involving financial instruments, carried out at a customer’s request, for the bank’s own account, or which do not comply with the hedging criteria (mainly derivatives used to manage overall risk exposure), are stated at fair value, including realized and unrealized gains and losses, which are recorded directly in the Statement of Income. Derivatives that are used for protection against risk exposure or to modify the characteristics of financial assets and liabilities, where changes in fair value are closely related to those of the items being protected at the beginning and throughout the duration of the contract, and which are considered to be effective in reducing the risk exposure in question, are classified as hedges of the following types: • Cash flow hedge: the effective portion of a hedge of financial assets and liabilities, and the related financial instruments, are booked at fair value plus realized and unrealized gains and losses, net of tax effects, when applicable, and recorded in a specific account in Stockholders’ Equity. The ineffective portion is recorded directly in the Statement of Income. • Market fair value: financial assets and liabilities, as well as their related financial instruments, are booked at fair value, plus realized and unrealized gains and losses, which are recorded directly in the Statement of Income. 66

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Condensed Financial Statements – March 31, 2026 • Hedge of net investments in foreign operations: accounted for similarly to a cash flow hedge: the effective portion of gains or losses of hedging instrument is recognized directly in Stockholders’ Equity and reclassified to income for the period in the event of the disposal of the foreign operation. The ineffective portion is recognized in income for the period. V - Other non-financial assets Other non-financial assets are composed of Prepaid expenses, Encrypted digital assets, Assets held for sale, among others. Encrypted digital assets can be used as a means of exchange or value reserve and are acquired for trading. Recognition and measurement are carried at fair value and are classified in level 1 of the fair value hierarchy, since their values reflect quoted (unadjusted) prices available in active markets. Subsequent appreciation and depreciation are recognized in income for the period. Assets Held for Sale are registered upon their receipt in the settlement of financial assets or by the decision to sell own assets. These assets are initially accounted for at the lower of: (i) the fair value of the good less the estimated selling costs (ii) their book value. ITAÚ UNIBANCO HOLDING CONSOLIDATED exercises judgment when assessing the fair value of the asset, either upon the initial recognition or in the subsequent measurement, considering, when applicable, evaluation reports and the likelihood of definitive hindrance to sale. VI - Investments in associates and joint ventures Associates are companies in which ITAÚ UNIBANCO HOLDING CONSOLIDATED has significant influence, mainly represented by participation in the Board of Directors or Executive Board, and in the processes of development of operating and financial policies, including the distribution of dividends, provided that they are not considered rights to protect minority interest. Joint ventures are arrangements in which the parties are entitled to the net assets of the business, which is jointly controlled, this is, decisions about the business are made unanimously between the parties, regardless of their percentage of interest. Investments in associates and joint ventures include goodwill identified in the acquisition, net of any accumulated impairment loss. They are recognized at acquisition cost and are accounted for under the equity method. VII - Lease operations (Lessee) To conduct its commercial activities, ITAÚ UNIBANCO HOLDING CONSOLIDATED is the lessee, mainly of real estate (underlying assets) in the execution of the contract; future rent payments are recognized at present value discounted by an average funding rate (incremental rate) in the heading Other liabilities and the financial expense is recognized in income. In counterparty to this financial liability, a right of use is recognized in the headings of Fixed Assets and/or Intangible Assets, depreciated under the straight-line method for the lease term and tested semiannually to identify possible impairment losses. In case the underlying asset is of low value (except real estate), payments are recognized in liabilities as a counterparty to expense, when due. To establish the lease period, ITAÚ UNIBANCO HOLDING CONSOLIDATED considers the non-cancellable period of the contract, the expectation of renewal, contractual termination, and the expected vacancy period, as the case may be. The main judgments exercised in lease operations are: determination of the discount rate that reflects the cost that would be incurred to buy the asset; establishment of low-value assets; and assessment of the expectation of contractual renewal. 67

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Condensed Financial Statements – March 31, 2026 VIII - Fixed assets Fixed assets are booked at their acquisition cost less accumulated depreciation, and adjusted for impairment, if applicable. Depreciation is calculated under the straight-line method using rates based on the estimated useful lives of these assets. ITAÚ UNIBANCO HOLDING CONSOLIDATED recognizes in fixed assets expenses that increase (i) productivity, (ii) efficiency or (iii) the useful life of the asset for more than one fiscal year. The main judgements are about the definition of the residual values and useful life of assets. IX - Goodwill and intangible assets Goodwill is generated in business combinations and acquisitions of ownership interests in associates and joint ventures. It represents the future economic benefits expected from the transaction that are neither individually identified nor separately recognized, being amortized based on the expected future profitability. Intangible assets are immaterial goods acquired or internally developed, they include the Association for the promotion and offer of financial products and services, software and rights for acquisition of payrolls. Intangible assets are measured at amortized cost in the initial recognition and amortized using the straight-line method over their estimated useful lives. X - Impairment of non-financial assets The recoverable amount of investments in associates and joint ventures, right-of-use assets, fixed assets, goodwill and intangible assets is assessed semiannually or when there is an indication of loss. The assessment is conducted individually by asset class whenever possible or by cash-generating unit (CGU). To assess the recoverable amount, ITAÚ UNIBANCO HOLDING CONSOLIDATED considers the materiality of the assets, except for goodwill, which is evaluated regardless of its amount. The main internal and external indications which can impact the recoverable amount are: business strategies established by management; obsolescence and/or disuse of software/hardware; and the macroeconomic, market and regulatory scenario. Depending on the asset class, the recoverable amount is estimated using especially the methodologies: Discounted Cash Flow, Multiple and Dividend Flow, using a discount rate that in general reflects financial and economic variables, such as risk-free interest rate and a risk premium. The assessment of recoverable amount reflects Management’s best estimate for the expected future cash flows from individual assets or CGU, as the case may be. The main judgments exercised in the assessment of recoverable amount of non-financial assets are: the choice of the most appropriate methodology, the discount rate and assumptions for cash inflows and outflows. XI - Insurance, private pension and premium bonds operations Insurance contracts establish, for one of the parties, upon payment (premium) by the other party, the obligation to pay the latter a certain amount in the event of a claim. Insurance risk is defined as a future and uncertain event, of a sudden and unforeseeable nature, independent of the insured’s will, which may cause economic loss when it occurs. Once a contract is classified as an insurance contract, it remains as such until the end of its life, even if the insurance risk is significantly reduced during the period, unless all rights and obligations are extinguished or expired. Private pension plans refer to contracts that provide for retirement benefits after an accumulation period (known as PGBL, VGBL and FGB) provide a guarantee, at the commencement date of the contract, of the basis for calculating the retirement benefit (mortality table and minimum interest rates). The contracts specify the annuity rates and, therefore, the insurance risk is transferred to the issuer from the start. These contracts are classified as insurance contracts. 68

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Condensed Financial Statements – March 31, 2026 Insurance premiums are accounted for over the term of the contracts in proportion to the amount of insurance coverage, through the establishment and reversal of a provision for unearned premiums and deferred selling expenses. Interest arising from fractioning of insurance premiums is accounted for as incurred. Revenues from pension contributions and the respective technical provisions are recognized upon receipt. The revenue arising from premium bonds quotas and raffles is recognized upon receipt, and the quota of carry after meeting the consideration. ITAÚ UNIBANCO HOLDING CONSOLIDATED recognizes, if there is any evidence of impairment losses with respect to receivables for insurance premiums, a sufficient provision to cover this loss, based on a risk analysis of realization of insurance premiums receivable with installments overdue. Reinsurance: in the ordinary course of business, ITAÚ UNIBANCO HOLDING CONSOLIDATED reinsures a portion of the risks underwritten, particularly property and casualty risks that exceed the maximum limits of responsibility that it determines to be appropriate for each segment and product (after a study which considers size, experience, special features, and the capital necessary to support these limits). These reinsurance agreements allow the recovery of a portion of losses from the reinsurer, although they do not release the insurer from the main obligation as direct insurer of the risks covered by the reinsurance. ITAÚ UNIBANCO HOLDING CONSOLIDATED exercises its judgment in assessing the recoverable amount of reinsurance receivables, based on its experience and reinsurers' rating. Technical provisions: are liabilities arising from obligations of ITAÚ UNIBANCO HOLDING CONSOLIDATED to its policyholders and participants. These obligations may be short term liabilities (property and casualty insurance) or medium and long term liabilities (life insurance and pension plans). The determination of the actuarial liability is subject to several uncertainties inherent in the coverage of insurance and pension contracts, such as assumptions of persistence, mortality, disability, life expectancy, morbidity, expenses, frequency and severity of claims, conversion of benefits into annuities, redemptions and return on assets. The estimates for these assumptions are based on macroeconomic projections and the historical experience of ITAÚ UNIBANCO HOLDING CONSOLIDATED, benchmarks and the experience of the actuary, in order to comply with best market practices and constantly review of the actuarial liability. Liability adequacy test: ITAÚ UNIBANCO HOLDING CONSOLIDATED tests, semiannually, liability adequacy by adopting current actuarial assumptions for future cash flows of all insurance contracts and private pension plans in force on the test base date. Should the analysis show insufficiency, it will be accounted for in income for the period when arising from changes in the non-financial risk of insurance and in other comprehensive income, when arising from changes in the interest rate (ETTJ). XII - Provisions, contingent assets and contingent liabilities Provisions and contingent liabilities are assessed based on the Management’s best estimates considering the opinion of legal advisors. The accounting treatment of provisions and contingent liabilities depends on the likelihood of disbursing funds to settle obligations. According to the probability of loss they are classified as: (i) probable and are provisioned in the Financial Statements; (ii) possible, are not provisioned and are reported in the Notes; and (iii) remote: no provision is recognized, and contingent liabilities are not disclosed in the Financial Statements. Provisions and contingent liabilities are estimated in a mass or individualized basis: • Mass lawsuits: civil lawsuits and labor claims with similar characteristics, whose individual amounts are not relevant. The expected amount of the loss is estimated on a monthly basis, according to the statistical model. Civil and labor provision and contingencies are adjusted to the amount of the performance guarantee deposit when it is made. For civil lawsuits, their nature, and characteristics of the court in which they are being processed (Small claims court or ordinary court) is observed. For labor claims, the estimated amount is reassessed considering the court decisions rendered. 69

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Condensed Financial Statements – March 31, 2026 • Individual lawsuits: civil lawsuits, labor claims, tax claims and social security lawsuits with peculiar characteristics or relevant amounts. For civil lawsuits and labor claims, the expected amount of the loss is periodically estimated, as the case may be, based on the determination of the amount claimed and the particularities of the lawsuits. The likelihood of loss is assessed according to the characteristics of facts and points of law regarding that lawsuit. Tax and social security lawsuits are assessed individually and are accounted for at the amount due. Assets pledged as guarantees of civil lawsuits, labor claims, tax claims and social security lawsuits should be conducted in court and are retained until a definitive court decision is made. Cash deposits, surety insurance, sureties and government securities are offered, and in case of unfavorable decision, the amount is paid to the counterparty. The amount of judicial deposits is updated in accordance with the regulations in force. Civil, labor, tax, and social security provisions, guaranteed by indemnity clauses in privatization and other procedures, in which there is liquidity, are recognized upon judicial notice, simultaneously with amounts receivable, not having effect on income. The main judgments exercised in the measurement of provisions and contingencies are: assessment of the probability of loss; aggregation of mass lawsuits; selection of the statistical model for loss assessment; and estimated provisions amount. Information on provisions and contingencies for legal proceedings are detailed in Note 11. XIII - Income tax and social contribution The provision for income tax and social contribution is composed for current taxes, which are recovered or paid during the reporting period, and deferred taxes, represented by deferred tax assets and liabilities, arising from the differences between the tax bases of assets and liabilities and the amounts reported at the end of each period. Deferred tax assets may arise from: temporary differences, which may be deductible in future periods; and income tax losses and social contribution tax loss on net income, which may be offset in the future. The expected realization of deferred tax assets is estimated based on the projection of future taxable profits and other technical studies, observing the history of profitability for each subsidiary and for the consolidated taken as whole. The main assumptions considered in the projections of future taxable income are: macroeconomic variables, exchange rates, interest rates, volume of financial operations, service fees, internal business information, among others, which may present variations in relation to actual data and amounts. The main judgments that ITAÚ UNIBANCO HOLDING CONSOLIDATED exercises in recognition of deferred tax assets and liabilities are: identification of deductible and taxable temporary differences in future periods; and evaluation of the likelihood of the existence of future taxable profit against which the deferred tax assets may be used, considering the history of taxable income or income in at least three of the last five fiscal years. Tax rates, as well as their calculation bases, are detailed in Note 20. XIV - Post-employment benefits ITAÚ UNIBANCO HOLDING CONSOLIDATED sponsors post-employment benefit plans for employees in Defined Benefit, Defined Contribution and Variable Contribution modalities. The present value of obligations, net of fair value of assets, is recognized in the liabilities according to the characteristics of the plan and actuarial estimates. When the fair value of the plan assets exceeds the present value of obligations, an asset is recognized, limited to the rights of ITAÚ UNIBANCO HOLDING CONSOLIDATED. 70

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Condensed Financial Statements – March 31, 2026 Actuarial estimates are based on assumptions of the following nature: (i) demographic: mainly the mortality table; and (ii) financial: the most relevant being the nominal discount rate used to determine the present value of the obligations that considers the yields of government securities and the maturity of respective obligations. Annual remeasurements of the plans are recognized under Stockholders’ Equity, in Other Comprehensive Income. The main judgments exercised in calculating the obligation of post-employment benefit plans are: selection of the mortality table and the discount rate. XV - Commissions and banking fees Commissions and banking fees are recognized when ITAÚ UNIBANCO HOLDING CONSOLIDATED provides or offers services to customers, in an amount that reflects the consideration ITAÚ UNIBANCO HOLDING CONSOLIDATED expects to collect in exchange for those services. Incremental costs, when material, are recognized in assets and appropriated in income according to the expected term of the contract. Service revenues related to credit cards, debit, current account, payments and collections and economic, financial and brokerage advisory are recognized when said services are provided. Revenue from certain services, such as fees from funds management, collection and custody, are recognized over the life of the respective agreements, as services are provided. ITAÚ UNIBANCO HOLDING CONSOLIDATED exercises judgment to identify whether the performance obligation is satisfied over the life of the contract or at the time the service is provided. Note 3 - Business development Avenue Holding Cayman Ltd On July 08, 2022, ITAÚ UNIBANCO HOLDING entered into a share purchase agreement with Avenue Controle Cayman Ltd and other selling stockholders for the acquisition of control of Avenue Holding Cayman Ltd (AVENUE). The purchase will be carried out in three phases over five years. In the first phase, granted on October 31, 2023, ITAÚ UNIBANCO HOLDING, through its subsidiary ITB Holding Brasil Participações Ltda. (ITB HOLDING), acquired 35% of AVENUE’s capital. In the second phase, performed on January 30, 2026, ITAÚ UNIBANCO HOLDING through its subsidiary ITB HOLDING, acquired an additional 17.2% ownership interest in AVENUE, for approximately R$ 730 and started holding control with 50.1% of AVENUE’s capital. After five years of the first phase, ITAÚ UNIBANCO HOLDING may exercise a call option for the remaining ownership interest. Effective acquisitions and financial settlements occurred after the required regulatory approvals. 71

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Condensed Financial Statements – March 31, 2026 Note 4 - Interbank investments The accounting policy on interbank investments is presented in Note 2c IV. 03/31/2026 12/31/2025 Amortized Cost Amortized Cost Securities purchased under agreements to resell 292,779 269,780 Collateral held 58,340 17,152 Collateral repledge 140,189 174,390 Assets received as collateral with right to sell or repledge 50,933 58,545 Assets received as collateral without right to sell or repledge 89,256 115,845 Collateral sold 94,250 78,238 Interbank deposits 57,691 65,544 Assets guaranteeing technical provisions 6,689 5,093 (Provision for expected credit loss) (25) (29) Total 357,134 340,388 Current 347,823 333,330 Non-current 9,311 7,058 Interbank investments are classified in stage 1. In ITAÚ UNIBANCO HOLDING the portfolio is classified as amortized cost and composed of Securities purchased under agreements to resell – Collateral held in the amount of R$ 22,334 (R$ 22,486 at 12/31/2025) Interbank deposits in the amount of R$ 5,668 (R$ 8,833 at 12/31/2025), and the fair value of these investments totals R$ 28,002 (R$ 31,319 at 12/31/2025). 72

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Condensed Financial Statements – March 31, 2026 Note 5 - Securities The accounting policy on Securities is presented in Note 2c IV. a) Summary 03/31/2026 12/31/2025 Note Gross book value Expected credit loss Fair value adjustment Accounting balance Accounting balance At amortized cost (AC) 5b 156,544 (163) - 156,381 136,461 At fair value through other comprehensive income (FVOCI) 5c 169,170 (406) (2,168) 166,596 159,161 Designated at fair value through other comprehensive income (Designated FVOCI) 5c 1,831 - (1,048) 783 780 At fair value through profit or loss (FVPL) 5d 622,492 (102) (747) 621,643 607,526 Designated at fair value through profit or loss (Designated FVPL) 5d 22,618 (29) 43 22,632 21,488 Total 972,655 (700) (3,920) 968,035 925,416 Total 12/31/2025 928,556 (736) (2,404) 925,416 Current 529,592 504,665 Non-current 438,443 420,751 ITAÚ UNIBANCO HOLDING CONSOLIDATED evaluates 26.3% (24.9% at 12/31/2025) of the portfolio as low credit risk, mainly Government securities - Brazil, and for this reason it does not recognizes a provision for expected credit loss. Securities are classified as: R$ 363,611 in stage 1, R$ 268 in stage 2 and R$ 1,281 in stage 3 (R$ 325,585, R$ 209 and R$ 1,161 at 12/31/2025). Provisions for expected credit loss on securities are classified as: R$ (106) in stage 1, R$ (40) in stage 2 and R$ (554) in stage 3 (R$ (105), R$ (30) and R$ (601) at 12/31/2025). Of the total balance of the stages, R$ 676 (R$ 713 at 12/31/2025 is from renegotiated operations, of which 100% (100% at 12/31/2025) refers to restructured operations. In the period, ITAÚ UNIBANCO HOLDING CONSOLIDATED recognized R$ (917) ( R$ 1,534 at 01/01 to 03/31/2025) of exchange variation in income, without considering the effects of exchange rate hedging. 73

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Condensed Financial Statements – March 31, 2026 1/01/202 01/01/2025 03/31/2026 12/31/2025 Note Own portfolio Restricted to Assets guaranteeing technical provisions Total (2) Total (2) Repurchase agreements Pledged guarantees (1) Central Bank of Brazil Borrowing Note - Assets received as collateral without right to sell or repledge Assets received as collateral with right to sell or repledge 10b Government securities 204,935 197,335 56,206 34,210 17,917 - 16,996 527,599 496,409 Brazil 145,981 187,847 44,277 13,744 17,917 - 16,996 426,762 414,379 Latin America 46,267 9,488 2,438 7,876 - - - 66,069 52,603 Abroad 12,687 - 9,491 12,590 - - - 34,768 29,427 Corporate securities 36,188 63 2,461 11,386 - 27 311 50,436 44,664 Rural product note 38 - - - - - - 38 165 Bank deposit certificates 407 21 - - - - - 428 310 Real estate receivables certificates 5,604 - - - - - - 5,604 5,586 Debentures 10,437 42 - - - - 3 10,482 8,947 Eurobonds and other 11,835 - 2,461 11,386 - - - 25,682 20,856 Financial bills 555 - - - - - 216 771 770 Promissory and commercial notes 20 - - - - - - 20 19 Other 7,292 - - - - 27 92 7,411 8,011 Shares 16,712 - - 1,788 - 22 9 18,531 22,246 Investment Funds 26,137 - - 96 - - 84 26,317 27,353 Specially organized investment funds (PGBL/VGBL) - - - - - - 345,852 345,852 335,480 Total 283,972 197,398 58,667 47,480 17,917 49 363,252 968,735 926,152 AC 5b 79,233 25,560 17,287 24,478 4,145 - 5,841 156,544 FVOCI and Designated FVOCI 5c 68,251 49,368 19,486 8,654 13,772 - 8,254 167,785 FVPL and Designated FVPL 5d 136,488 122,470 21,894 14,348 - 49 349,157 644,406 Total 12/31/2025 355,614 104,629 45,114 48,170 17,306 23 355,296 926,152 AC 5b 82,342 3,126 17,775 22,749 4,008 - 6,615 136,615 FVOCI and Designated FVOCI 5c 96,934 21,515 10,804 8,978 13,298 - 8,891 160,420 FVPL and Designated FVPL 5d 176,338 79,988 16,535 16,443 - 23 339,790 629,117 1) Represent securities linked to balances in Post-employment benefits (Note 22b), stock exchanges and settlement and custody houses. 2) The balance does not comprises expect credit loss. 74

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Condensed Financial Statements – March 31, 2026 b) Securities at amortized cost (AC) 03/31/2026 12/31/2025 Gross book value Gross book value Government securities 108,273 93,503 Brazil 87,725 72,488 Latin America 5,518 5,974 Abroad 15,030 15,041 Corporate securities 48,271 43,112 Bank deposit certificates 124 63 Real estate receivables certificates 4,590 4,700 Fund quotas 19,998 19,334 Eurobonds and other 16,622 11,983 Financial bills 393 379 Other 6,544 6,653 Total 156,544 136,615 Expected credit loss (163) (154) Amortized cost 156,381 136,461 Current 36,360 39,445 Non-current 120,021 97,016 At ITAÚ UNIBANCO HOLDING, the portfolio is composed of Eurobonds and other in the amount of R$ 1,303 (R$ 0 at 12/31/2025). c) Securities at fair value through other comprehensive income (FVOCI) 03/31/2026 12/31/2025 Gross book value Fair value adjustment Fair value Gross Book Value Fair Value Adjustments Fair Value Government securities 159,141 (1,980) 157,161 149,831 (1,513) 148,318 Brazil 109,315 (1,913) 107,402 110,710 (1,519) 109,191 Latin America 30,559 (41) 30,518 25,173 (30) 25,143 Abroad 19,267 (26) 19,241 13,948 36 13,984 Corporate securities 10,029 (594) 9,435 11,423 (580) 10,843 Bank deposit certificates 208 2 210 168 (1) 167 Real estate receivables certificates 271 (2) 269 221 1 222 Debentures 3,232 (179) 3,053 4,603 (171) 4,432 Eurobonds and other 6,181 (416) 5,765 6,301 (410) 5,891 Financial bills 5 - 5 5 - 5 Promissory and commercial notes 1 - 1 - - - Other 131 1 132 125 1 126 Total 169,170 (2,574) 166,596 161,254 (2,093) 159,161 Shares (designated at FVOCI) 1,831 (1,048) 783 1,840 (1,060) 780 Total 171,001 (3,622) 167,379 163,094 (3,153) 159,941 Expected credit loss (Income) (406) (479) Fair value adjustment (OCI) (3,216) (2,674) Fair value 167,379 159,941 Current 42,755 39,775 Non-current 124,624 120,166 Regarding the shares designated to FVOCI, there was no receipt of dividends and sale of shares in the period. At ITAÚ UNIBANCO HOLDING, the portfolio is composed of Eurobonds and other in the amount of R$ 1,409 (R$ 1,485 at 12/31/2025) and Financial bills in the amount of R$ 29,546 (R$ 26,097 at 12/31/2025). 75

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Condensed Financial Statements – March 31, 2026 d) Securities at fair value through profit or loss (FVPL) 03/31/2026 12/31/2025 Gross book value Fair value adjustment Fair value Gross Book Value Fair value adjustments Fair Value Government securities 239,403 97 239,500 233,082 (5) 233,077 Brazil 231,455 123 231,578 226,596 65 226,661 Latin America 7,451 (26) 7,425 6,085 (70) 6,015 Abroad 497 - 497 401 - 401 Corporate securities 12,540 (316) 12,224 9,600 (116) 9,484 Rural product note 39 (1) 38 165 - 165 Bank deposit certificates 94 - 94 80 - 80 Real estate receivables certificates 758 (16) 742 669 (10) 659 Debentures 7,498 (272) 7,226 4,422 (117) 4,305 Eurobonds and other 3,043 (33) 3,010 2,644 (5) 2,639 Financial bills 369 3 372 382 4 386 Promissory and commercial notes 19 - 19 19 - 19 Other 720 3 723 1,219 12 1,231 Shares 18,210 (462) 17,748 21,116 350 21,466 Investment funds 6,487 (168) 6,319 8,114 (95) 8,019 Specially organized investment funds (PGBL/VGBL) 345,852 - 345,852 335,480 - 335,480 Total 622,492 (849) 621,643 607,392 134 607,526 Government securities (Designated FVPL) 22,618 14 22,632 21,455 33 21,488 Total 645,110 (835) 644,275 628,847 167 629,014 Expected credit loss (Income) (131) (103) Fair value adjustment (Income) (704) 270 Fair value 644,275 629,014 Financial assets not subject to Expected credit loss 605,664 (282) 605,382 599,761 322 600,083 Financial assets subject to Expected credit loss 39,446 (553) 38,893 29,086 (155) 28,931 Current 450,475 425,446 Non-current 193,800 203,568 At ITAÚ UNIBANCO HOLDING, the portfolio is composed of Shares in the amount of R$ 12 (R$ 12 at 12/31/2025), Fixed-income fund quotas in the amount of R$ 8,161 (R$ 8,003 at 12/31/2025) and Eurobonds and other in the amount of R$ 0 (R$ 1,389 at 12/31/2025). Note 6 - Derivatives The accounting policy on Derivatives is presented in Note 2c IV. ITAÚ UNIBANCO HOLDING CONSOLIDATED trades in derivatives with various counterparties to manage its overall exposure and to assist its customers in managing their own exposure. Futures - They are agreements to buy or sell financial or non-financial instruments on a future date at a fixed price. These contracts can be settled in cash or by physical delivery. The nominal value of these contracts represents the face value of the associated instrument. Forwards - They are forward contracts that involve the purchase or sale of financial and non-financial instruments on a future date, at a contracted price, and which are settled by delivering or not the underlying item against a financial amount. They include exchange contracts that are currency forwards. Options - They are contracts that allow the buyer, upon the payment of a fee, the right to buy or sell financial or non-financial instruments at a fixed price during a specified term. Swaps - They are contracts to settle in cash on a future date or dates, the difference between two specified financial indexes, applied over a notional principal amount. Credit derivatives - They are financial instruments which aim is to transfer credit risk: • Credit default swap (CDS): They are contracts whose amount depends on the credit risk of a financial asset (reference entity), allowing the buyer of the protection to transfer this risk to the seller of the protection. The seller, in exchange for a fee, assumes the obligation to make payments when a credit event occurs. • Total return swap (TRS): They are contracts in which the parties exchange the full return of an asset or basket of assets for periodic cash flows. 76

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Condensed Financial Statements – March 31, 2026 Further information on parameters used to manage risks may be found in Note 27. a) Derivatives by maturity date and counterparty By notional amount 03/31/2026 12/31/2025 Futures Forward Options Swaps NDF Credit derivatives Other Total Total Maturity ranges 01/01/2026 01/01/2025 0 - 30 381,396 14,753 2,850,802 742,117 254,554 6,368 517 4,250,507 2,935,988 31 - 90 167,371 4,929 740,703 832,532 187,119 1,574 300 1,934,528 1,763,119 91 - 365 371,279 (141) 3,232,836 1,675,003 306,982 38,124 1,001 5,625,084 6,276,091 366 - 720 144,614 134 212,991 893,934 76,655 30,754 2,420 1,361,502 1,094,708 Over 720 days 222,981 16 42,836 1,506,333 44,088 44,802 5,918 1,866,974 1,765,793 Total 1,287,641 19,691 7,080,168 5,649,919 869,398 121,622 10,156 15,038,595 13,835,699 Total 12/31/2025 1,316,911 170,359 6,824,202 4,603,623 794,087 115,272 11,245 13,835,699 Counterparties Stock exchange 1,287,621 6,557 6,933,806 3,500,410 134,336 47,953 - 11,910,683 10,844,286 Over-the-counter market 20 13,134 146,362 2,149,509 735,062 73,669 10,156 3,127,912 2,991,413 Financial institutions 20 14,698 93,920 1,671,819 472,430 73,669 6,637 2,333,193 2,265,335 Companies - (1,486) 47,883 437,903 258,502 - 3,519 746,321 682,800 Individuals - (78) 4,559 39,787 4,130 - - 48,398 43,278 Total 1,287,641 19,691 7,080,168 5,649,919 869,398 121,622 10,156 15,038,595 13,835,699 Total 12/31/2025 1,316,911 170,359 6,824,202 4,603,623 794,087 115,272 11,245 13,835,699 By fair value - assets 03/31/2026 12/31/2025 Futures Forward Options Swaps NDF Credit derivatives Other Total Total Maturity ranges 0 - 30 - 15,432 1,118 1,045 3,223 127 822 21,767 11,248 31 - 90 - 444 2,133 2,121 2,432 3 6 7,139 4,658 91 - 365 - 897 3,683 10,582 5,472 50 10 20,694 13,372 366 - 720 - 237 2,653 7,393 896 107 17 11,303 12,640 Over 720 days - 123 3,108 28,415 602 242 231 32,721 31,393 Total - 17,133 12,695 49,556 12,625 529 1,086 93,624 73,311 Total 12/31/2025 - 4,577 11,669 47,184 8,351 615 915 73,311 Counterparties Stock exchange - 424 8,082 21,108 1,756 138 865 32,373 30,522 Over-the-counter market - 16,709 4,613 28,448 10,869 391 221 61,251 42,789 Financial institutions - 16,529 2,718 18,490 5,276 391 180 43,584 29,103 Companies - 179 1,772 8,853 5,442 - 41 16,287 12,873 Individuals - 1 123 1,105 151 - - 1,380 813 Total - 17,133 12,695 49,556 12,625 529 1,086 93,624 73,311 Total 12/31/2025 - 4,577 11,669 47,184 8,351 615 915 73,311 By fair value - liabilities 03/31/2026 12/31/2025 Futures Forward Options Swaps NDF Credit derivatives Other Total Total Maturity ranges 0 - 30 - (16,475) (996) (831) (2,790) - (13) (21,105) (11,702) 31 - 90 - (622) (1,331) (1,089) (2,310) (1) (6) (5,359) (4,413) 91 - 365 - (1,046) (2,854) (9,681) (6,779) (7) (41) (20,408) (12,639) 366 - 720 - (106) (1,680) (7,177) (1,583) (41) (8) (10,595) (12,022) Over 720 days - (106) (2,501) (27,275) (857) (222) (180) (31,141) (29,142) Total - (18,355) (9,362) (46,053) (14,319) (271) (248) (88,608) (69,918) Total 12/31/2025 - (4,382) (8,252) (45,760) (10,929) (367) (228) (69,918) Counterparties Stock exchange - (8) (4,710) (19,793) (2,835) (164) (114) (27,624) (25,931) Over-the-counter market - (18,347) (4,652) (26,260) (11,484) (107) (134) (60,984) (43,987) Financial institutions - (16,591) (2,420) (16,453) (6,252) (107) (94) (41,917) (27,063) Companies - (1,677) (2,163) (6,743) (5,162) - (40) (15,785) (14,197) Individuals - (79) (69) (3,064) (70) - - (3,282) (2,727) Total - (18,355) (9,362) (46,053) (14,319) (271) (248) (88,608) (69,918) Total 12/31/2025 - (4,382) (8,252) (45,760) (10,929) (367) (228) (69,918) Own credit risk (DVA) was R$ 20 (R$ 19 at 12/31/2025) and is composed of derivatives. The amount of the margins pledged in guarantee by ITAÚ UNIBANCO HOLDING was R$ 11,827 (R$ 14,190 at 12/31/2025) composed basically of cash, shares and government securities. 77

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Condensed Financial Statements – March 31, 2026 b) Derivatives by index 03/31/2026 12/31/2025 Futures Forward Options Swaps NDF Credit derivatives Other Total Total Shares Notional amount 25,356 429 2,119,433 2,874 - 6,691 2,114 2,156,897 2,137,273 Fair value - asset - 424 7,224 915 - 119 7 8,689 8,362 Fair value - liability - - (5,688) (919) - (19) (22) (6,648) (6,275) Commodities Notional amount 20,627 17 22,294 57 11,085 2 845 54,927 43,385 Fair value - asset - 17 1,633 1 719 - 20 2,390 1,564 Fair value - liability - (12) (774) (126) (322) - (18) (1,252) (1,103) Interest Notional amount 1,187,508 14,748 4,772,780 5,612,664 448 114,921 7,028 11,710,097 10,455,023 Fair value - asset - 14,772 1,020 47,882 2 410 249 64,335 49,336 Fair value - liability - (14,763) (401) (44,866) (8) (252) (166) (60,456) (47,218) Foreign currency Notional amount 54,150 4,497 165,661 34,324 857,865 8 169 1,116,674 1,200,018 Fair value - asset - 1,920 2,818 758 11,904 - 810 18,210 14,049 Fair value - liability - (3,580) (2,499) (142) (13,989) - (42) (20,252) (15,322) c) Credit derivatives 03/31/2026 12/31/2025 Received risk Transferred risk Net risk Received risk Transferred risk Net risk Credit derivatives CDS (35,183) 27,090 (8,093) (34,559) 28,141 (6,418) TRS (59,349) - (59,349) (52,573) - (52,573) Total (94,532) 27,090 (67,442) (87,132) 28,141 (58,991) During the periods, there were no credit events relating to the taxable events provided for in the agreements of Credit derivatives. Note 7 - Hedge accounting The accounting policy on Hedge accounting is presented in Note 2c IV. ITAÚ UNIBANCO HOLDING CONSOLIDATED has a risk limits structure applied to each risk factor, which aims at improving the monitoring and understanding of risks, in addition to avoiding their concentration. In hedge accounting, the groups of risk factors comprise: • Interest Rate: Risk of loss in transactions subject to interest rate variations. • Currency: Risk of loss in transactions subject to foreign exchange variation. The structures designated for the risk factor groups are carried out considering the risks in their totality when there are compatible hedge instruments. In certain cases, management may decide to hedge a risk for the risk factor term and limit of the hedging instrument. The other risk factors hedged by the institution are presented in Note 27. To protect cash flows and fair value of instruments designated as hedged items, derivatives and financial assets are used. ITAÚ UNIBANCO HOLDING CONSOLIDATED manages risks through the economic relationship between hedging instruments and hedged items, where the expectation is that these instruments will move in opposite directions and in the same proportion, with the purpose of neutralizing risk factors. For portfolio strategies, the coverage ratio is often re-established as both the protected item and instruments change over time, reflecting risk management guidelines approved by management. 78

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Condensed Financial Statements – March 31, 2026 The designated coverage ratio is always 100% of the risk factor eligible for coverage. Sources of ineffectiveness are in general related to the counterparty’s credit risk and possible mismatches of terms between the hedging instrument and the hedged item. 79

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Condensed Financial Statements – March 31, 2026 a) Summaries by instrument and hedge item, nominal amount and maturity 03/31/2026 12/31/2025 Hedge instruments Hedged item Hedge instruments Hedged item Notional amount Fair value adjustment Gross book value Notional amount Fair value adjustments Gross book value Cash flow hedge 259,213 (480) 259,801 240,699 (112) 240,803 Hedge of assets transactions 2,658 - 2,677 2,609 - 2,590 Hedge of asset-backed securities under repurchase agreements 19,005 - 19,627 14,039 - 14,459 Hedge of assets denominated in Chilean unit of account 73,860 (521) 73,861 83,462 (126) 83,462 Hedge of loan operations 30,489 (36) 30,489 20,950 78 20,950 Hedge of deposits and repurchase agreements 93,566 - 93,548 85,676 - 85,403 Hedge of funding 38,590 77 38,590 32,753 (63) 32,753 Hedge of highly probable forecast transactions (1) 1,045 - 1,009 1,210 (1) 1,186 Hedge of net investment in foreign operations 28,969 (170) 28,268 29,033 41 27,551 Hedge of net investment in foreign operations 28,969 (170) 28,268 29,033 41 27,551 Fair value hedge 169,436 (659) 171,529 160,161 (665) 161,615 Hedge of securities at amortized cost 72,625 (940) 75,133 71,035 (778) 72,925 Hedge of securities at fair value through other comprehensive income 22,094 78 21,811 15,422 86 15,073 Hedge of loan operations 32,223 291 32,223 34,599 71 34,599 Hedge of funding 42,465 (88) 42,331 39,075 (44) 38,990 Hedge of firm commitments (1) 29 - 31 30 - 28 Total 457,618 (1,309) 459,598 429,893 (736) 429,969 1) Refer to amounts designated to registered hedge items Off-Balance sheet. 80

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Condensed Financial Statements – March 31, 2026 03/31/2026 0-1 year 1-2 years 2-3 years 3-4 years 4-5 years 5-10 years Over 10 years Total Cash flow hedge 127,289 69,954 25,253 14,270 19,694 2,753 - 259,213 Hedge of assets transactions - - 2,107 551 - - - 2,658 Hedge of asset-backed securities under repurchase agreements - 5,189 7,540 5,544 732 - - 19,005 Hedge assets denominated in Chilean unit of account 58,509 13,438 112 - 1,801 - - 73,860 Hedge of loan operations 13,548 4,625 937 3,386 7,993 - - 30,489 Hedge of deposits and repurchase agreements 36,753 37,872 10,941 2,067 3,467 2,466 - 93,566 Hedge of funding 17,434 8,830 3,616 2,722 5,701 287 - 38,590 Hedge of highly probable forecast transactions (1) 1,045 - - - - - - 1,045 Hedge of net investment in foreign operations 28,969 - - - - - - 28,969 Hedge of net investment in foreign operations (2) 28,969 - - - - - - 28,969 Fair value hedge 58,595 37,411 22,862 13,198 11,729 20,799 4,842 169,436 Hedge of securities at amortized cost 8,506 16,739 9,598 6,634 8,546 19,156 3,446 72,625 Hedge of securities at fair value through other comprehensive income 9,712 5,135 5,038 181 623 525 880 22,094 Hedge of loan operations 14,261 7,882 4,675 3,164 1,124 803 314 32,223 Hedge of funding 26,087 7,655 3,551 3,219 1,436 315 202 42,465 Hedge of firm commitments (1) 29 - - - - - - 29 Total 214,853 107,365 48,115 27,468 31,423 23,552 4,842 457,618 12/31/2025 0-1 year 1-2 years 2-3 years 3-4 years 4-5 years 5-10 years Over 10 years Total Cash flow hedge 151,954 40,224 17,515 11,116 13,883 6,007 - 240,699 Hedge of assets transactions - - 2,068 - 541 - - 2,609 Hedge of asset-backed securities under repurchase agreements - - 8,132 5,907 - - - 14,039 Hedge assets denominated in Chilean unit of account 73,095 10,367 - - - - - 83,462 Hedge of loan operations 11,276 2,029 804 1,647 5,194 - - 20,950 Hedge of deposits and repurchase agreements 51,197 20,191 3,579 2,835 2,032 5,842 - 85,676 Hedge of funding 15,176 7,637 2,932 727 6,116 165 - 32,753 Hedge of highly probable forecast transactions (1) 1,210 - - - - - - 1,210 Hedge of net investment in foreign operations 29,033 - - - - - - 29,033 Hedge of net investment in foreign operations (2) 29,033 - - - - - - 29,033 Fair value hedge 56,922 25,728 27,560 14,035 9,295 21,670 4,951 160,161 Hedge of securities at amortized cost 10,207 9,412 16,532 6,416 5,369 19,759 3,340 71,035 Hedge of securities at fair value through other comprehensive income 11,438 130 1,390 98 728 688 950 15,422 Hedge of loan operations 13,600 7,890 5,988 4,507 1,411 882 321 34,599 Hedge of funding 21,647 8,296 3,650 3,014 1,787 341 340 39,075 Hedge of firm commitments (1) 30 - - - - - - 30 Total 237,909 65,952 45,075 25,151 23,178 27,677 4,951 429,893 1) Refer to amounts designated to registered hedge items Off-Balance sheet. 2) Classified as current, since instruments are renewed often. 1 81

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Condensed Financial Statements – March 31, 2026 b) Cash flow hedge Strategies are used to manage the variation: • In the cash flow of interest payment by using futures contracts: Hedge of asset transactions (DI); Hedge of asset repurchase agreements (Selic); Hedge of time deposits and repurchase agreements (DI). • In the cash flow of interest payment by using swap contracts: Hedge of assets denominated in Chilean unit of account (UF); Hedge of loan operations (Monetary policy rate - TPM); Hedge of funding (TPM). • In the amount of the commitments assumed, caused by variation in the exchange rates: Hedge of highly probable forecast transactions (foreign currency), not recognized in the balance sheet. 82

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Condensed Financial Statements – March 31, 2026 Strategies Heading 03/31/2026 Hedged item Hedge instrument Book value Variation in value recognized in other comprehensive income Cash flow hedge reserve Notional amount Variation in fair value used to calculate hedge ineffectivenessAssets Liabilities Interest rate risk Hedge of assets transactions Operations with credit granting characteristics 2,677 - (22) (34) 2,658 (22) Hedge of asset-backed securities under repurchase agreements Securities purchased under agreements to resell 19,627 - (303) (791) 19,005 (303) Hedge of assets denominated in Chilean unit of account Securities 73,861 - (483) (483) 73,860 (483) Hedge of loan operations Loan and lease operations 30,489 - (61) (21) 30,489 (61) Hedge of deposits and repurchase agreements Securities sold under repurchase agreements and Deposits - 93,548 (17) 173 93,566 (17) Hedge of funding Deposits - 36,911 149 130 36,911 149 Foreign exchange risk Hedge of funding Deposits - 1,679 10 10 1,679 10 Hedge of highly probable forecast transactions (1) 140 869 42 137 1,045 42 Total 126,794 133,007 (685) (879) 259,213 (685) Strategies Heading 12/31/2025 Hedged item Hedge instrument Book value Variation in value recognized in other comprehensive income Cash flow hedge reserve Notional amount Variation in fair value used to calculate hedge ineffectivenessAssets Liabilities Interest rate risk Hedge of assets transactions Operations with credit granting characteristics 2,590 - 9 (5) 2,609 9 Hedge of asset-backed securities under repurchase agreements Securities purchased under agreements to resell 14,459 - (186) (875) 14,039 (187) Hedge of assets denominated in Chilean unit of account Securities 83,462 - 57 56 83,462 57 Hedge of loan operations Loan and lease operations 20,950 - 54 106 20,950 55 Hedge of deposits and repurchase agreements Securities sold under repurchase agreements and Deposits - 85,403 (273) (8) 85,676 (273) Hedge of funding Deposits - 30,935 (41) (65) 30,935 (41) Foreign exchange risk Hedge of funding Deposits - 1,818 28 28 1,818 28 Hedge of highly probable forecast transactions (1) 200 986 20 124 1,210 20 Total 121,661 119,142 (332) (639) 240,699 (332) 1) Refer to amounts designated to registered hedge items Off-balance sheet. Hedges of asset transactions, asset-backed securities under repurchase agreements and deposits and repurchase agreements to resell are portfolio strategies. 83

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Condensed Financial Statements – March 31, 2026 Hedge instruments 03/31/2026 Notional amount Book value (1) Variations in fair value used to calculate hedge ineffectiveness Variation in value recognized in other comprehensive income Hedge ineffectiveness recognized in income Amount reclassified from cash flow hedge reserve to incomeAssets Liabilities Interest rate risk Futures 115,229 - - (342) (342) - (61) Forward 63,558 - 450 (415) (415) - - Swaps 77,702 200 108 20 20 - 7 Foreign exchange risk Futures 675 - - 37 37 - (1) Forward 2,049 5 127 15 15 - - Total 259,213 205 685 (685) (685) - (55) Hedge instruments 12/31/2025 Notional amount Book value (1) Variations in fair value used to calculate hedge ineffectiveness Variation in value recognized in other comprehensive income Hedge ineffectiveness recognized in income Amount reclassified from cash flow hedge reserve to incomeAssets Liabilities Interest rate risk Futures 102,324 - - (450) (450) - (152) Forward 72,802 - 110 50 50 - (29) Swaps 62,545 141 69 21 21 - 18 Foreign exchange risk Futures 834 - - 23 23 - (2) Forward 2,194 - 74 24 24 - - Total 240,699 141 253 (332) (332) - (165) 1) Values recorded in the heading derivatives. 84

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Condensed Financial Statements – March 31, 2026 c) Hedge of net investment in foreign operations Strategies aim to reduce exposure to foreign exchange variation arising from foreign investments in a foreign currency other than the head office’s functional currency. Strategies 03/31/2026 Hedged item Hedge instrument Book value Variation in value recognized in other comprehensive income Foreign currency conversion reserve Notional amount Variation in fair value used to calculate hedge ineffectivenessAssets Liabilities Foreign exchange risk Hedge of net investment in foreign operations 28,268 - (11,972) (11,972) 28,969 (12,053) Total 28,268 - (11,972) (11,972) 28,969 (12,053) Strategies 12/31/2025 Hedged item Hedge instrument Book value Variation in value recognized in other comprehensive income Foreign currency conversion reserve Notional amount Variation in fair value used to calculate hedge ineffectivenessAssets Liabilities Foreign exchange risk Hedge of net investment in foreign operations 27,551 - (13,583) (13,583) 29,033 (13,660) Total 27,551 - (13,583) (13,583) 29,033 (13,660) 85

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Condensed Financial Statements – March 31, 2026 Hedge instruments 03/31/2026 Notional amount Book value (1) Variation in the amount used to calculate hedge ineffectiveness Variation in the amount recognized in other comprehensive income Hedge ineffectiveness recognized in income Amount reclassified from foreign currency conversion reserve into incomeAssets Liabilities Foreign exchange risk Future 13,876 - - (4,188) (4,147) (41) - Future / NDF 8,628 - 135 (6,421) (6,319) (102) - Future / Financial assets 6,465 - 35 (1,444) (1,506) 62 - Total 28,969 - 170 (12,053) (11,972) (81) - Hedge instruments 12/31/2025 Notional amount Book value (1) Variation in the amount used to calculate hedge ineffectiveness Variation in the amount recognized in other comprehensive income Hedge ineffectiveness recognized in income Amount reclassified from foreign currency conversion reserve into incomeAssets Liabilities Foreign exchange risk Future 12,285 - - (4,807) (4,766) (41) - Future / NDF 9,245 84 - (6,875) (6,774) (101) - Future / Financial assets 7,503 - 43 (1,978) (2,043) 65 - Total 29,033 84 43 (13,660) (13,583) (77) - 1) Recorded in the heading derivatives. d) Fair value hedge Strategies are used to mitigate exposure to fair value variation in interest receipts and future exchange rate fluctuations, attributable to changes in interest rates and exchange rates related to recognized assets and liabilities. ITAÚ UNIBANCO HOLDING CONSOLIDATED uses interest rate Swap contracts and currency futures to protect the variation in fair value on the receipt and payment of interest and the future exchange rate exposures. Hedged items are fixed assets and liabilities denominated in Chilean unit of account, fixed rate, in reais and/or foreign currencies. 86

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Condensed Financial Statements – March 31, 2026 Strategies 03/31/2026 Hedge Item Hedge Instruments Book value (1) Fair Value Variation in fair value recognized in income Notional amount Variation in fair value used to calculate hedge ineffectivenessAssets Liabilities Assets Liabilities Interest rate risk Hedge of securities at amortized cost 75,133 - 74,779 - (354) 72,625 354 Hedge of securities at fair value through other comprehensive income 21,811 - 21,754 - (57) 22,094 63 Hedge of loan operations 32,223 - 32,260 - 37 32,223 (33) Hedge of funding - 42,331 - 42,525 (194) 42,465 195 Foreign exchange risk 1 Hedge of firm commitments - 31 - 36 (5) 29 5 Total 129,167 42,362 128,793 42,561 (573) 169,436 584 Strategies 12/31/2025 Hedge Item Hedge Instruments Book value (1) Fair Value Variation in fair value recognized in income Notional amount Variation in fair value used to calculate hedge ineffectivenessAssets Liabilities Assets Liabilities Interest rate risk Hedge of securities at amortized cost 72,925 - 72,954 - 29 71,035 (29) Hedge of securities at fair value through other comprehensive income 15,073 - 15,017 - (56) 15,422 51 Hedge of loan operations 34,599 - 34,858 - 259 34,599 (264) Hedge of funding - 38,990 - 39,191 (201) 39,075 203 Foreign exchange risk 1 Hedge of firm commitments - 28 - 38 (10) 30 10 Total 122,597 39,018 122,829 39,229 21 160,161 (29) 1) Values recorded in the heading deposits, securities and operations with credit granting characteristics. Hedges of loan operations are portfolio strategies. The remaining accumulated amount of fair value hedge adjustments for items that are no longer hedged is R$ 3,589 (R$ 4,005 at 12/31/2025), with effect on income of R$ 365 (R$ 751 at 01/01 to 03/31/2025). 87

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Condensed Financial Statements – March 31, 2026 Hedge instruments 03/31/2026 Notional amount Book value (1) Variation in fair value used to calculate hedge ineffectiveness Hedge ineffectiveness recognized in incomeAssets Liabilities Interest rate risk Swaps 120,435 453 1,112 (90) 6 Futures 48,972 - - 669 5 Foreign exchange risk Futures 29 - - 5 - Total 169,436 453 1,112 584 11 Hedge instruments 12/31/2025 Notional amount Book value (1) Variation in fair value used to calculate hedge ineffectiveness Hedge ineffectiveness recognized in incomeAssets Liabilities Interest rate risk Swaps 109,027 385 1,050 (395) (11) Futures 51,104 - - 356 3 Foreign exchange risk Futures 30 - - 10 - Total 160,161 385 1,050 (29) (8) 1) Recorded in the heading derivatives. 88

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Condensed Financial Statements – March 31, 2026 Note 8 - Operations with credit granting characteristics The accounting policy on operations with credit granting characteristics, which comprises credit operations, lease, other credits and securities, is presented in Note 2c IV. a) Breakdown of the portfolio of operations with credit granting characteristics and lease 03/31/2026 12/31/2025 Gross book value Gross carrying amount Individuals 478,628 473,397 Credit card 150,235 153,527 Personal loan 67,743 66,499 Payroll loans 78,598 75,319 Vehicles 35,670 36,303 Mortgage loans 146,382 141,749 Companies 572,106 577,711 Large companies 328,635 335,095 Micro / small and medium companies 243,471 242,616 Foreign loans - Latin America 219,629 230,330 Total 1,270,363 1,281,438 Expected credit loss (53,364) (53,289) Total 1,216,999 1,228,149 Current 672,274 677,067 Non-current 544,725 551,082 The provision for expected credit loss comprises R$ (2,314) (R$ (1,794) on 12/31/2025) for operations of financial guarantees, credit commitments and credits to be released. In the period, ITAÚ UNIBANCO HOLDING CONSOLIDATED recognized R$ 4,820 (R$ 8,941 on 01/01 to 03/31/2025) of exchange variation in income, without considering the effects of exchange rate hedging. ITAÚ UNIBANCO HOLDING 03/31/2026 12/31/2025 Gross book value Gross carrying amount Individuals 163,096 166,306 Credit card 121,881 124,353 Personal loan 5,635 5,786 Vehicles 35,580 36,167 Companies 23,662 23,434 Corporate companies 528 479 Micro / small and medium companies 23,134 22,955 Total 186,758 189,740 Expected credit loss (13,487) (13,812) Total 173,271 175,928 Current 139,617 141,122 Non-current 33,654 34,806 In ITAÚ UNIBANCO HOLDING, the provision for expected credit loss comprises expected credit loss for operations of financial guarantees, credit commitments and credits to be released of R$ (335) (R$ (142) on 12/31/2025). 89

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Condensed Financial Statements – March 31, 2026 b) Gross book value by stages Stage 1 Balance at Transfer to Stage 2 Transfer to Stage 3 (1) Cure from Stage 2 Cure from Stage 3 Acquisition / (Settlement) Write-Off Balance at 12/31/2025 03/31/2026 Individuals 410,977 (8,882) (1,049) 3,319 111 10,924 - 415,400 Companies 548,702 (4,184) (2,685) 711 22 (3,565) - 539,001 Foreign units Latin America 210,992 (2,326) (254) 1,478 163 (8,203) - 201,850 Total 1,170,671 (15,392) (3,988) 5,508 296 (844) - 1,156,251 Total 12/31/2025 1,098,610 (52,945) (7,646) 19,288 1,350 112,014 - 1,170,671 Stage 2 Balance at Cure to Stage 1 Transfer to Stage 3 Transfer from Stage 1 Cure from Stage 3 Acquisition / (Settlement) Write-Off Balance at 12/31/2025 03/31/2026 Individuals 34,870 (3,319) (3,694) 8,882 684 (1,684) - 35,739 Companies 14,170 (711) (2,051) 4,184 81 (341) - 15,332 Foreign units Latin America 10,328 (1,478) (941) 2,326 252 (1,008) - 9,479 Total 59,368 (5,508) (6,686) 15,392 1,017 (3,033) - 60,550 Total 12/31/2025 56,770 (19,288) (24,884) 52,945 4,831 (11,006) - 59,368 Stage 3 Balance at Cure to Stage 1 Cure to Stage 2 Transfer from Stage 1 Transfer from Stage 2 Acquisition / (Settlement) Write-Off Balance at 12/31/2025 03/31/2026 Individuals 27,550 (111) (684) 1,049 3,694 3,480 (7,489) 27,489 Companies 14,839 (22) (81) 2,685 2,051 252 (1,951) 17,773 Foreign units Latin America 9,010 (163) (252) 254 941 (826) (664) 8,300 Total 51,399 (296) (1,017) 3,988 6,686 2,906 (10,104) 53,562 Total 12/31/2025 55,238 (1,350) (4,831) 7,646 24,884 5,513 (35,701) 51,399 1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2. Total of 3 Stages Balance at Acquisition / (Settlement) Write-Off Balance at 12/31/2025 03/31/2026 Individuals 473,397 12,720 (7,489) 478,628 Companies 577,711 (3,654) (1,951) 572,106 Foreign units Latin America 230,330 (10,037) (664) 219,629 Total 1,281,438 (971) (10,104) 1,270,363 Total 12/31/2025 1,210,618 106,521 (35,701) 1,281,438 Of the total balance of the three stages, R$ 34,751 (R$ 35,108 at 12/31/2025) are from renegotiated operations, of which 51.9% (52.1% at 12/31/2025) refers to restructured operations. In the period, ITAÚ UNIBANCO HOLDING CONSOLIDATED renegotiated R$ 558 (R$ 1,559 at 12/31/2025) of financial assets previously written down, composed of R$ (558) (R$ (1,559) at 12/31/2025) of provision for expected credit loss. ITAÚ UNIBANCO HOLDING - Stage 1 Balance at Transfer to Stage 2 Transfer to Stage 3 (1) Cure from Stage 2 Cure from Stage 2 Acquisition / (Settlement) Write-Off Balance at 12/31/2025 03/31/2026 Individuals 143,226 (2,712) (276) 1,123 14 (746) - 140,629 Companies 22,024 (172) (70) 102 9 379 - 22,272 Total 165,250 (2,884) (346) 1,225 23 (367) - 162,901 Total 12/31/2025 146,082 (12,105) (1,091) 4,105 78 28,181 - 165,250 ITAÚ UNIBANCO HOLDING - Stage 2 Balance at Cure to Stage 1 Transfer to Stage 3 Transfer from Stage 1 Cure from Stage 3 Acquisition / (Settlement) Write-Off Balance at 12/31/2025 03/31/2026 Individuals 12,494 (1,123) (951) 2,712 247 (1,276) - 12,103 Companies 708 (102) (90) 172 5 (56) - 637 Total 13,202 (1,225) (1,041) 2,884 252 (1,332) - 12,740 Total 12/31/2025 12,052 (4,105) (4,120) 12,105 1,175 (3,905) - 13,202 ITAÚ UNIBANCO HOLDING - Stage 3 Balance at Cure to Stage 1 Cure to Stage 2 Transfer from Stage 1 Transfer from Stage 2 Acquisition / (Settlement) Write-Off Balance at 12/31/2025 03/31/2026 Individuals 10,586 (14) (247) 276 951 2,090 (3,278) 10,364 Companies 702 (9) (5) 70 90 40 (135) 753 Total 11,288 (23) (252) 346 1,041 2,130 (3,413) 11,117 Total 12/31/2025 9,650 (78) (1,175) 1,091 4,120 9,124 (11,444) 11,288 1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2. ITAÚ UNIBANCO HOLDING - Total of 3 Stages Balance at Acquisition / (Settlement) Write-Off Balance at 12/31/2025 03/31/2026 Individuals 166,306 68 (3,278) 163,096 Companies 23,434 363 (135) 23,662 Total 189,740 431 (3,413) 186,758 Total 12/31/2025 167,784 33,400 (11,444) 189,740 90

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Condensed Financial Statements – March 31, 2026 In ITAÚ UNIBANCO HOLDING, of the total balance of the three stages R$ 6,633 (R$ 6,716 at 12/31/2025) are from renegotiated operations, of which 64% (65% at 12/31/2025) refers to restructured operations. c) Expected credit loss by stages Stage 1 Balance at Transfer to stage 2 Transfer to stage 3 (1) Cure from stage 2 Cure from stage 3 (Increase) / Reversal Write-Off Balance at 12/31/2025 03/31/2026 Individuals (6,396) 457 42 (558) (30) 322 - (6,163) Companies (1,824) 98 47 (115) (19) 43 - (1,770) Foreign units Latin America (1,845) 99 18 (210) (57) 264 - (1,731) Total (10,065) 654 107 (883) (106) 629 - (9,664) Total 12/31/2025 (10,295) 2,710 345 (3,304) (350) 829 - (10,065) Stage 2 Balance at Cure to stage 1 Transfer to stage 3 Transfer from stage 1 Cure from stage 3 (Increase) / Reversal Write-Off Balance at 12/31/2025 03/31/2026 Individuals (9,173) 558 1,766 (457) (366) (1,682) - (9,354) Companies (3,252) 115 640 (98) (70) (636) - (3,301) Foreign units Latin America (1,533) 210 238 (99) (62) (191) - (1,437) Total (13,958) 883 2,644 (654) (498) (2,509) - (14,092) Total 12/31/2025 (13,192) 3,304 9,593 (2,710) (2,300) (8,653) - (13,958) Stage 3 Balance at Cure to stage 1 Cure to stage 2 Transfer from stage 1 Transfer from stage 2 (Increase) / Reversal Write-Off Balance at 12/31/2025 03/31/2026 Individuals (16,434) 30 366 (42) (1,766) (5,938) 7,489 (16,295) Companies (9,353) 19 70 (47) (640) (2,079) 1,951 (10,079) Foreign units Latin America (3,479) 57 62 (18) (238) (282) 664 (3,234) Total (29,266) 106 498 (107) (2,644) (8,299) 10,104 (29,608) Total 12/31/2025 (31,037) 350 2,300 (345) (9,593) (26,642) 35,701 (29,266) 1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2. Total of 3 Stages Balance at (Increase) / Reversal Write-Off Balance at 12/31/2025 03/31/2026 Individuals (32,003) (7,298) 7,489 (31,812) Companies (14,429) (2,672) 1,951 (15,150) Foreign units Latin America (6,857) (209) 664 (6,402) Total (53,289) (10,179) 10,104 (53,364) Total 12/31/2025 (54,524) (34,466) 35,701 (53,289) The consolidated balance of the three stages comprise expected credit loss for operations of financial guarantees, credit commitments and credits to be released of R$ (2,314) (R$ (1,794) at 12/31/2025). 91

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Condensed Financial Statements – March 31, 2026 ITAÚ UNIBANCO HOLDING - Stage 1 Balance at Transfer to stage 2 Transfer to stage 3 (1) Cure from stage 2 Cure from stage 3 Increase / (Reversal) Write-Off Balance at 12/31/2025 03/31/2026 Individuals (2,583) 140 11 (267) (7) 254 - (2,452) Companies (240) 7 2 (21) (1) 50 - (203) Total (2,823) 147 13 (288) (8) 304 - (2,655) Total 12/31/2025 (2,451) 705 51 (936) (33) (159) - (2,823) ITAÚ UNIBANCO HOLDING - Stage 2 Balance at Cure to stage 1 Transfer to stage 3 Cure from stage 1 Cure from stage 3 Increase / (Reversal) Write-Off Balance at 12/31/2025 03/31/2026 Individuals (3,716) 267 350 (140) (136) (270) - (3,645) Companies (181) 21 26 (7) (4) (41) - (186) Total (3,897) 288 376 (147) (140) (311) - (3,831) Total 12/31/2025 (3,324) 936 1,468 (705) (628) (1,644) - (3,897) ITAÚ UNIBANCO HOLDING - Stage 3 Balance at Cure to stage 1 Cure to stage 2 Transfer from stage 1 Transfer from stage 2 Increase / (Reversal) Write-Off Balance at 12/31/2025 03/31/2026 Individuals (6,662) 7 136 (11) (350) (2,984) 3,278 (6,586) Companies (430) 1 4 (2) (26) (97) 135 (415) Total (7,092) 8 140 (13) (376) (3,081) 3,413 (7,001) Total 12/31/2025 (5,903) 33 628 (51) (1,468) (11,775) 11,444 (7,092) 1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2. ITAÚ UNIBANCO HOLDING - Total of 3 stages Balance at Increase / (Reversal) Write-Off Balance at 12/31/2025 03/31/2026 Individuals (12,961) (3,000) 3,278 (12,683) Companies (851) (88) 135 (804) Total (13,812) (3,088) 3,413 (13,487) Total 12/31/2025 (11,678) (13,578) 11,444 (13,812) In ITAÚ UNIBANCO HOLDING, the consolidated balance of the three stages comprise expected credit loss for operations of financial guarantees, credit commitments and credits to be released of R$ (335) (R$ (142) at 12/31/2025). d) Repossessed assets The accounting policy on assets held for sale is presented in Note 2c V. The repossessed assets intended for sale comprise, mainly, real estate and their sale includes periodic auctions that are previously disclosed to the market. Total repossessed assets in the period were R$ 218 (R$ 732 on 03/31/2025). e) Restricted operations and transfer of financial assets Restricted and with co-obligation 03/31/2026 01/01 to 03/31/2026 12/31/2025 01/01 to 03/31/2025 Gross book value Income Total book balue Income Assets Liabilities Assets Liabilities Restricted operations on assets 8,564 8,594 (11) 9,167 9,191 (3) Loan operations 8,564 - (338) 9,167 - (593) Foreign borrowing through securities - 8,594 327 - 9,191 590 Transfer of financial assets 184 184 - 199 199 - Total 8,748 8,778 (11) 9,366 9,390 (3) Without co-obligation 01/01 to 03/31/2026 01/01 to 03/31/2025 Portfolio transferred Income Wallet transferred Income Loan operations and other credits 1,105 (36) 2,788 9 Written off operations (WO) 1,203 39 201 7 Total 2,308 3 2,989 16 92

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Condensed Financial Statements – March 31, 2026 f) Rural credit requirements ITAÚ UNIBANCO HOLDING CONSOLIDATED performs the service of Rural Credit Requirements by means of loan operations, issuances of securities and investments in financial instruments, and the total balance of funds of R$ 15,799 (R$ 15,273 at 12/31/2025) and the requirements of investment of R$ 14,954 (R$ 14,975 at 12/31/2025), which represents 106% (102% at 12/31/2025). Costs for compliance with the regulations were R$ 19 (R$ 182 at 12/31/2025). g) Lease operations - Lessor Finance leases are composed of vehicles, machines, equipment and real estate in Brazil and abroad. The analysis of portfolio maturities is presented below: 03/31/2026 12/31/2025 Payments receivable Future financial income Present value Payments receivable Future financial income Present value Current 2,421 (563) 1,858 2,618 (612) 2,006 Non-current 8,327 (2,330) 5,997 8,799 (2,420) 6,379 From 1 to 2 years 1,909 (472) 1,437 2,023 (484) 1,539 From 2 to 3 years 1,429 (363) 1,066 1,495 (371) 1,124 From 3 to 4 years 1,202 (280) 922 1,254 (288) 966 From 4 to 5 years 707 (217) 490 755 (223) 532 Over 5 years 3,080 (998) 2,082 3,272 (1,054) 2,218 Total 10,748 (2,893) 7,855 11,417 (3,032) 8,385 Revenues from finance leases were R$ 187 (R$ 208 at 01/01 to 03/31/2025). Note 9 - Other assets and liabilities a) Other assets Note 03/31/2026 12/31/2025 Financial 76,439 61,614 Trading and intermediation of securities 35,372 24,085 Deposits in guarantee - Contingent liabilities, provisions and legal obligations 11d 13,659 13,497 Operations without credit granting characteristics, net of provisions 12,635 11,683 Income receivable 4,073 4,206 Net amount receivables from reimbursement of provisions 11c 379 387 Receivables from insurance and reinsurance operations 3,592 3,188 Other financial assets 6,729 4,568 Non-financial 17,962 18,232 Sundry domestic 3,427 3,817 Sundry foreign 759 770 Prepaid expenses 6,357 5,740 Actuarial assets of post-employment benefit plans 22e 251 256 Other non-financial assets 6,051 6,533 Other 1,117 1,116 Total 94,401 79,846 Current 70,516 61,004 Non-current 23,885 18,842 93

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Condensed Financial Statements – March 31, 2026 b) Other liabilities Note 03/31/2026 12/31/2025 Financial liabilities 152,318 135,418 Payment transactions 91,662 88,789 Trading and intermediation of securities 51,600 38,444 Lease liabilities 809 578 Transactions related to credit assignments 8e 184 199 Funds to be released 6,341 4,185 Other liabilities 1,722 3,223 Non-financial liabilities 44,518 39,734 Charging and collection of taxes and similar 11,173 590 Social and statutory 6,925 12,221 Sundry foreign 5,742 5,830 Sundry domestic 6,199 6,373 Personnel provision 3,204 2,892 Obligations on official agreements and rendering of payment services 1,973 2,455 Provisions for sundry payments 2,390 2,572 Liabilities of post-employment benefit plans 22e 2,177 2,273 Income receivable 3,004 3,231 Other non-financial liabilities 1,731 1,297 Total 196,836 175,152 Current 190,005 167,920 Non-current 6,831 7,232 In ITAÚ UNIBANCO HOLDING, other liabilities are mainly represented by amounts to be paid to related companies in the amount of R$ 40,372 (R$ 39,330 at 12/31/2025). Note 10 - Insurance, private pension plan and premium bonds operations The accounting policy on insurance, private pension and premium bonds operations is presented in Note 2c XI. In ITAÚ UNIBANCO HOLDING CONSOLIDATED, technical provisions aim to reduce the risks involved in insurance contracts, private pension plans and premium bonds, and are calculated according to the technical notes approved by SUSEP. I - Insurance and private pension plan: • Provision for unearned premiums (PPNG) - recognized based on insurance premiums to cover amounts payable for future claims and expenses. In the calculation, the term to maturity of risks assumed and issued and risks in effect but not issued (PPNG-RVNE) in the policies or endorsements of contracts in force is taken pro rata on a daily basis. • Provision for unsettled claims (PSL) - recognized to cover expected amounts for reported claims, including accepted coinsurance operations, gross of reinsurance operations and net of assigned coinsurance operations, as applicable. It covers amounts related to indemnities and benefits, including monetary restatements, interest, exchange variations and contractual fines, in addition to estimated amounts related to lawsuits. When necessary, it must cover adjustments for IBNER (claims incurred but not sufficiently reported) for the total of claims reported but not yet paid, a total which may change during the process up to final settlement. • Provision for claims incurred and not reported (IBNR) - recognized for the coverage of expected amounts for settlement of claims incurred but not reported up to the calculation base date, including accepted coinsurance operations, gross of reinsurance operations and net of assigned coinsurance operations. It includes amounts related to indemnities, benefits and income considering the amounts referring to lawsuits. 94

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Condensed Financial Statements – March 31, 2026 • Mathematical provisions for benefits to be granted (PMBAC) - recognized for the coverage of commitments assumed to participants or policyholders, based on the provisions of the contract, while the event that gives rise to the benefit and/or indemnity has not occurred. • Mathematical provisions for granted benefits (PMBC) - recognized for the coverage of commitments to pay indemnities and/or benefits to participants or insured parties, based on the provisions of the contract, after the event has occurred. • Provision for financial surplus (PEF) - recognized to guarantee amounts intended for the distribution of financial surplus, if provided for in the contract. Corresponds to the financial income exceeding the minimum return guaranteed in the product. • Supplemental coverage reserve (PCC) - recognized when technical reserves are found to be insufficient, as shown by the Liability Adequacy Test, as provided for in the regulations in force. • Provision for redemptions and other amounts to be regularized (PVR) - recognized for the coverage of amounts related to redemptions to be regularized, returned premiums, contributions or funds, portability to be regularized, premiums received and not quoted, past-due income and benefits to be regularized related to survival coverage. • Provision for Expenses Related to Structured Products in Simple Distribution Financial System (PDR) and Provision for Expenses Related to Structured Products in Capitalization Financial System or Capital Distribution by Coverage (PDC) - recognized to cover the expected amounts related to expenses referring to benefits and indemnities, due to events occurred and to occur, being segregated according to the product financial system. II - Premium Bonds: • Mathematical provision for premium bonds (PMC) - recognized until the event triggering the benefit occurs and covers the portion of the amounts collected for premium bonds. • Provision for redemption (PR) - recognized from the date of the event triggering the redemption of the certificate and/or the event triggering the distribution of the bonus until the date of financial settlement, or the date on which the evidence of payment of the obligation is received. • Provision for prize draws to be held (PSR) - recognized for each bond for which prize draws have been funded, but which, on the recognition date, had not yet been held. • Provision for prize draws payable (PSP) - recognized from the date when a prize draw is held until the date of financial settlement, or the date when the evidence of payment of the obligation is received. • Supplementary provision for prize draws (PCS) - recognized to supplement the provision for prize draws to be held. Used for coverage of possible shortfall on the expected amount of prize draws to be held. 95

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Condensed Financial Statements – March 31, 2026 a) Technical provisions balances Insurance Pension plan Premium bonds Total 03/31/2026 12/31/2025 03/31/2026 12/31/2025 03/31/2026 12/31/2025 03/31/2026 12/31/2025 Unearned premiums (PPNG) 5,853 5,465 10 10 - - 5,863 5,475 Mathematical provisions for benefits to be granted (PMBAC) and granted benefits (PMBC) 18 17 358,092 347,593 - - 358,110 347,610 Redemptions and other unsettled amounts (PVR) 82 82 1,091 766 - - 1,173 848 Financial surplus (PEF) - - 654 669 - - 654 669 Unsettled claims (PSL) 520 474 12 13 - - 532 487 Claims / events incurred but not reported (IBNR) 412 425 24 24 - - 436 449 Related expenses (PDR/PDC) 30 30 62 61 - - 92 91 Mathematical provision for premium bonds (PMC) and redemption (PR) - - - - 4,936 4,828 4,936 4,828 Prize draws payable (PSP) and to be held (PSR) - - - - 11 10 11 10 Other provisions 152 150 - - - - 152 150 Total technical provisions (a) 7,067 6,643 359,945 349,136 4,947 4,838 371,959 360,617 Current 4,892 4,691 1,132 796 4,947 4,838 10,971 10,325 Non-current 2,175 1,952 358,813 348,340 - - 360,988 350,292 b) Assets guaranteeing technical provisions Insurance Pension plan Premium bonds Total 03/31/2026 12/31/2025 03/31/2026 12/31/2025 03/31/2026 12/31/2025 03/31/2026 12/31/2025 Interbank investments 2,076 1,734 1,444 755 3,169 2,604 6,689 5,093 Securities and derivatives 1,744 2,786 359,201 349,737 2,307 2,773 363,252 355,296 PGBL / VGBL fund quotas (1) - - 345,852 335,480 - - 345,852 335,480 Other government securities and corporate securities 1,744 2,786 13,349 14,257 2,307 2,773 17,400 19,816 Receivables from insurance and reinsurance operations (2) 3,564 3,073 584 102 - - 4,148 3,175 Credit rights 3,031 2,722 - - - - 3,031 2,722 Other credits 533 351 584 102 - - 1,117 453 Total Guarantee Assets (b) 7,384 7,593 361,229 350,594 5,476 5,377 374,089 363,564 Total Excess Coverage (b-a) 317 950 1,284 1,458 529 539 2,130 2,947 1) The PGBL and VGBL plans securities portfolios, the ownership and involved risks of which are the customer’s responsibility, are recorded as Securities – FVPL, with a counterparty to liabilities in the heading Technical provision for pension plan (Note 10a). 2) Recorded under Other assets. 96

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Condensed Financial Statements – March 31, 2026 Note 11 - Provisions, contingent assets and contingent liabilities The accounting policy on provisions, contingent assets and contingent liabilities is presented in Note 2c XII. In the ordinary course of its business, ITAÚ UNIBANCO HOLDING CONSOLIDATED may be a party to legal proceedings of labor, civil and tax nature. The contingencies related to these lawsuits are classified as follows: a) Contingent assets There are no contingent assets recorded. b) Provisions and contingencies ITAÚ UNIBANCO HOLDING CONSOLIDATED’s provisions for judicial and administrative challenges are long-term, considering the time required for their questioning, and this prevents the disclosure of a deadline for their conclusion. The legal advisors believe that ITAÚ UNIBANCO HOLDING CONSOLIDATED is not a party to this or any other administrative proceedings or lawsuits, in addition to those highlighted throughout this note, that could significantly affect the results of its operations. Civil lawsuits In general, provisions and contingencies arise from claims related to the revision of contracts and compensation for material and moral damages. ITAÚ UNIBANCO HOLDING CONSOLIDATED, despite having complied with the rules in force at the time, is a defendant in lawsuits filed by individuals referring to payment of inflation adjustments to savings accounts resulting from economic plans implemented in the 1980s and the 1990s, as well as in collective lawsuits filed by: (i) consumer protection associations; and (ii) the Public Attorney’s Office, on behalf of the savings accounts holders. In relation to these lawsuits, ITAÚ UNIBANCO HOLDING CONSOLIDATED recognizes provisions upon receipt of summons, and when individuals demand the enforcement of a ruling handed down by the courts, using the same criteria as for provisions for individual lawsuits. In December 2017, through mediation of the Federal Attorney’s Office (AGU) and supervision of the BACEN, savers (represented by two civil associations, FEBRAPO and IDEC) and FEBRABAN entered into an instrument of agreement aiming at resolving lawsuits related to the economic plans, and ITAÚ UNIBANCO HOLDING CONSOLIDATED has already accepted its terms. Said agreement was approved on March 1, 2018, by the Plenary Session of the Federal Supreme Court (STF) and savers could adhere to its terms for a 24-month period. Due to the end of this term, the parties signed an amendment to the instrument of agreement to extend this period in order to contemplate a higher number of holders of savings accounts and, consequently, to extend the end of lawsuits. In May, 2020, the Federal Supreme Court (STF) approved this amendment and granted a 30-month term for new adhesions, and subsequently extended for another 30 months, subject to the reporting of the number of adhesions over the first period. In May 2025, the Federal Supreme Court (STF) unanimously declared the constitutionality of the economic plans Bresser (1987), Verão (1989), Collor I (1990) and Collor II (1991) and reaffirmed the approval of the collective bargaining agreement. As a result of this decision, the deadline for adhesion was extended by another 24 months. 97

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Condensed Financial Statements – March 31, 2026 Labor claims Provisions and contingencies arise from lawsuits in which labor rights provided for in labor legislation specific to the related profession are discussed, such as: overtime, salary equalization, reinstatement, transfer allowance, and pension plan supplement, among others. Other risks These are quantified and accrued on the basis of the amount of rural credit transactions with co-obligation and FCVS (salary variations compensation fund) credits assigned. I - Civil, labor and other risks provisions Below are the changes in civil, labor and other risks provisions: 01/01/2026 03/31/2026 12/31/2025 01/01/2025 Civil Labor Other risks Total Total Opening balance - 01/01 3,152 8,846 1,393 13,391 12,486 (-) Provisions guaranteed by indemnity clause (197) (565) - (762) (840) Subtotal 2,955 8,281 1,393 12,629 11,646 Adjustment / Interest 38 146 - 184 693 Changes in the period reflected in income 240 1,484 (92) 1,632 4,926 Increase 359 1,566 2 1,927 6,278 Reversal (119) (82) (94) (295) (1,352) Payment / Transfer (310) (559) (4) (873) (4,636) Subtotal 2,923 9,352 1,297 13,572 12,629 (+) Provisions guaranteed by indemnity clause 197 561 - 758 762 Closing balance 3,120 9,913 1,297 14,330 13,391 Current 1,396 3,237 417 5,050 5,297 Non-current 1,724 6,676 880 9,280 8,094 II - Tax and social security provisions Tax and social security provisions correspond to the principal amount of taxes involved in administrative or judicial tax lawsuits, subject to tax assessment notices, plus interest and, when applicable, fines and charges. The table below shows the change in the provisions: 01/01/2026 03/31/2026 12/31/2025 01/01/2025 Legal obligation - Note Tax and social security obligations Total Total 20c Opening balance - 01/01 1,942 2,458 4,400 6,723 (-) Provisions guaranteed by indemnity clause - (87) (87) (83) Subtotal 1,942 2,371 4,313 6,640 Adjustment / Interest 26 41 67 929 Changes in the period reflected in income (131) (1) (132) (1,293) Increase - 16 16 579 Reversal (131) (17) (148) (1,872) Payment (7) (34) (41) (1,963) Subtotal 1,830 2,377 4,207 4,313 (+) Provisions guaranteed by indemnity clause - 88 88 87 Closing balance 1,830 2,465 4,295 4,400 Current - - - - Non-current 1,830 2,465 4,295 4,400 The main discussions related to tax and social security obligations are described below: • ISS on banking revenue – R$ 506: The requirement, by several municipalities, of the ISS on various revenues arising from banking activities that are not usually classified as services provision is being challenged. 98

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Condensed Financial Statements – March 31, 2026 • Management’s variable compensation – R$ 421: The deductibility is challenged in the calculation of the actual profit of management’s variable compensation in kind in the calculation of income tax, due to undue restriction of the Federal Revenue Service.The balance of the deposits in guarantee is R$ 491. III - Contingencies not provided for in the balance sheet Amounts involved in administrative and judicial arguments with the risk of loss estimated as possible are not provided for. They are mainly composed of: Civil lawsuits and labor claims In Civil Lawsuits with possible loss, total estimated risk is R$ 4,330 (R$ 4,043 at 12/31/2025), and in this total there are no amounts arising from interests in Joint Ventures. For Labor Claims with possible loss, estimated risk is R$ 1,155 (R$ 1,236 at 12/31/2025). Tax and social security obligations Tax and social security obligations of possible loss totaled R$ 42,012 (R$ 42,145 at 12/31/2025), and the main cases are described below: • ISS – Banking Activities/Provider Establishment – R$ 9,458: the levy and/or payment place of ISS for certain banking revenues are discussed. • IRPJ and CSLL – Disallowance of Losses – R$ 5,932: tax assessments were issued for the collection of IRPJ and CSLL due to alleged insufficiency of tax loss balances and CSLL tax loss offset in the calculation of these taxes because the Federal Revenue Service understands that vaious administrative proceedings and lawsuits which have not yet been considered final and unappealable would definitively impact said balances. • IRPJ, CSLL, PIS and COFINS – Funding Expenses – R$ 5,913: the deductibility of raising costs (Interbank deposits rates) for funds that were capitalized between Group companies. • IRPJ and CSLL - Deductibility of Loss in Loan Operations - R$ 3,764: assessments drawn up for the requirement of IRPJ and CSLL due to the alleged noncompliance with legal criteria for deducting losses in receipt of loans. • CSLL, PIS and COFINS - Reversal of Revenues from Depreciation in Excess – R$ 3,719: discussing the accounting and tax treatment of PIS and COFINS upon settlement of leasing operations. • INSS – Non-compensatory Amounts – R$ 2,500: defends the non-levy of this contribution on these amounts, among which are profit sharing and stock options. • IRPJ, CSLL, PIS and COFINS – Requests for Offsetting Dismissed - R$ 2,486: cases in which the liquidity and the certainty of credits offset are discussed. • IRPJ and CSLL – Goodwill – Deduction – R$ 1,432: the deductibility of goodwill for future expected profitability on the acquisition of investments. 99

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Condensed Financial Statements – March 31, 2026 c) Accounts receivable – Reimbursement of provisions The receivables balance arising from reimbursements of contingencies totals R$ 379 (R$ 387 at 12/31/2025) (Note 9a), arising mainly from the collateral established in 1997 the Banco Banerj S.A. privatization process, when the State of Rio de Janeiro created a fund to guarantee the equity recomposition in civil and labor provisions. d) Guarantees of contingencies, provisions and legal obligations The guarantees related to legal proceedings involving ITAÚ UNIBANCO HOLDING CONSOLIDATED basically consist of: 03/31/2026 12/31/2025 Note Civil Labor Tax Total Total Deposits in guarantee 9a 1,613 1,996 10,050 13,659 13,497 Investment fund quotas 263 62 - 325 322 Surety 82 14 6,187 6,283 5,510 Insurance bond 2,693 2,323 20,657 25,673 25,641 Guarantee by government securities - - 425 425 411 Total 4,651 4,395 37,319 46,365 45,381 100

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Condensed Financial Statements – March 31, 2026 Note 12 - Investments ITAÚ UNIBANCO HOLDING Book value 12/31/2025 Total Changes from 01/01 to 03/31/2026 Balance at Equity in earnings of subsidiaries from Companies Book value Unrealized results Goodwill Amortization of goodwill Dividends paid / accrued (2) Equity in earnings of subsidiaries Changes in exchange rates and Investment Hedge - Functional currency other than Real Adjustments in marketable securities of subsidiaries and other Corporate Events (3) Stockholders' equity Changes in exchange rates and Investment Hedge - Functional currency other than the Real Adjustments to investor criteria (1) Net Income / (Loss) Adjustments to investor criteria (1) Unrealized results and other Total 03/31/2026 (4) 01/01 to 03/31/2025 Subsidiaries In Brazil 179,226 1,204 1,871 (2) - 182,299 - (5,122) 11,338 131 (543) 10,926 (1,616) 148 500 187,135 9,689 Itaú Unibanco S.A. 156,353 1,206 1,703 1 - 159,263 - (4,800) 9,885 116 (544) 9,457 (1,600) 171 (818) 161,673 8,640 Redecard Instituição de Pagamento S.A. 7,693 - 3 (3) - 7,693 - - 163 - - 163 - (1) - 7,855 171 Itaú BBA Assessoria Financeira S.A. 3,031 1 63 - - 3,095 - - 375 13 - 388 (2) (14) - 3,467 290 Itaú Corretora de Valores S.A. 3,383 - 17 - - 3,400 - (250) 239 1 - 240 - (1) - 3,389 40 Itauseg Participações S.A. 3,422 - - - - 3,422 - - 293 - - 293 1 (4) (1) 3,711 228 Itaú Consultoria de Valores Mobiliários e Participações S.A. 1,284 (4) - - - 1,280 - - 33 - - 33 - - - 1,313 26 Other interests 4,060 1 85 - - 4,146 - (72) 350 1 1 352 (15) (3) 1,319 5,727 294 Foreign 10,753 1,856 - 2 11 12,622 (11) - 652 - - 652 (1,001) (86) - 12,176 491 Banco Itaú Chile 5,016 881 - - 11 5,908 (11) - 100 - - 100 (424) (73) - 5,500 121 Banco Itaú Uruguay S.A. 4,715 677 - 3 - 5,395 - - 483 - - 483 (478) (11) - 5,389 289 Other interests 1,022 298 - (1) - 1,319 - - 69 - - 69 (99) (2) - 1,287 81 Total 189,979 3,060 1,871 - 11 194,921 (11) (5,122) 11,990 131 (543) 11,578 (2,617) 62 500 199,311 10,180 1) Adjustment arising from the standardization of the investee’s financial statements according to the investor’s accounting policies. 2) Dividends approved and not paid are recorded as Income receivable. 3) Corporate events arising from acquisitions, disposals, spin-offs, merges, takeovers, and capital increases or reductions. 4) The balances presented do not consider capital reduction in the process of approval by BACEN and possible opposition from creditors, pursuant to article 174 of the Brazilian Corporate Law. Companies Capital Stockholders’ equity Net Income / (Loss) Number of shares / quotas owned by ITAÚ UNIBANCO HOLDING Equity share in capital (%) 03/31/2026 Common Preferred Quotas Voting Share In Brazil Itaú Unibanco S.A. 74,567 161,672 9,885 3,514,908,377 3,404,188,272 - 100.00% 100.00% Redecard Instituição de Pagamento S.A. 23,923 40,552 841 348,555,621 - - 19.37% 19.37% Itaú BBA Assessoria Financeira S.A. 1,310 3,469 375 283,053,886 566,107,772 - 99.95% 99.95% Itaú Corretora de Valores S.A. 1,650 3,390 239 32,882,585 970,956 - 100.00% 100.00% Itauseg Participações S.A. 6,965 14,040 1,108 1,583,854,716 - - 26.42% 26.42% Itaú Consultoria de Valores Mobiliários e Participações S.A. 645 1,313 33 548,954 1,097,907 - 100.00% 100.00% Foreign Banco Itaú Chile 17,641 20,992 379 56,896,856 - - 26.29% 26.29% Banco Itaú Uruguay S.A. 559 5,386 483 4,465,133,954 - - 100.00% 100.00% Itaú Unibanco Holding S.A. - Cayman Branch, consolidated in these financial statements, has its functional currency equal to that of the controlling company. The exchange variation of this investment is R$ 150 (R$ 93 from 01/01 to 03/31/2025) and is allocated in the heading Income on securities, derivatives and other in the Statement of Income. In Equity in earnings of subsidiaries, the exchange variation of indirect investments in functional currency equal to the controlling company corresponds to R$ (3,444) (R$ (3,318) from 01/01 to 03/31/2025). 101

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Condensed Financial Statements – March 31, 2026 The following table presents the summary of the financial information of the investments of ITAÚ UNIBANCO HOLDING. 03/31/2026 12/31/2025 01/01 to 03/31/2026 01/01 to 03/31/2025 Total assets Contingent liabilities Other liabilities Total Assets Contingent Liabilities Other Liabilities Other comprehensive income Total comprehensive income Other comprehensive income Total comprehensive income In Brazil Itaú Unibanco S.A. 2,305,418 14,468 49,381 2,218,844 13,542 34,683 (1,924) 8,147 (2,370) 6,306 Redecard Instituição de Pagamento S.A. 166,878 129 88,034 159,478 95 84,614 - 841 (402) 479 Itaú BBA Assessoria Financeira S.A. 3,873 - 244 4,004 - 462 14 389 139 428 Itaú Corretora de Valores S.A. 10,770 16 6,965 8,946 18 5,173 - 239 - 40 Itauseg Participações S.A. 15,456 - 38 14,207 - 43 135 1,249 1,247 2,123 Itaú Consultoria de Valores Mobiliários e Participações S.A. 1,468 77 2 1,430 76 2 (1) 32 1 26 Foreign Banco Itaú Chile 208,521 53 9,247 209,744 55 9,848 (1,925) (1,546) 1,772 2,232 Banco Itaú Uruguay S.A. 51,538 - 732 51,214 - 889 (490) (7) 480 769 102

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Condensed Financial Statements – March 31, 2026 Note 13 - Lease Operations - Lessee The accounting policy on Lease operations (lessee) is presented in Note 2c VII. During the period ended 03/31/2026, total cash outflow with lease amounted to R$ 58 and lease agreements in the amount of R$ 178 were renewed. There are no relevant sublease agreements. Total liabilities in accordance with remaining contractual maturities, considering their undiscounted flows, are presented below: 03/31/2026 12/31/2025 Up to 3 months 69 48 3 months to 1 year 196 135 From 1 to 5 years 656 511 Over 5 years 273 289 Total financial liability 1,194 983 Lease amounts recognized in the consolidated statement of income: 01/01 to 03/31/2026 01/01 to 03/31/2025 Sublease revenues 11 8 Depreciation expenses (44) (6) Interest expenses (27) (12) Lease expenses for low value assets (27) (24) Variable expenses not included in lease liabilities (10) (11) Total (97) (45) In the periods from 01/01 to 03/31/2026 and from 01/01 to 03/31/2025, there was no impairment adjustment. Note 14 - Fixed assets The accounting policies on fixed assets and impairment of non-financial assets are presented in Notes 2c VIII, 2c X. Fixed assets 03/31/2026 12/31/2025 Annual depreciation rates Cost Depreciation Impairment Residual Residual Real estate 10,492 (4,242) (554) 5,696 5,774 Land 1,910 - - 1,910 1,912 Buildings and improvements 4% to 10% 8,582 (4,242) (554) 3,786 3,862 Other fixed assets 16,724 (12,587) (68) 4,069 3,821 Installations and furniture 10% to 20% 3,657 (2,798) (17) 842 840 Data processing systems 20% to 50% 9,667 (8,305) (51) 1,311 1,222 Works of art 153 - - 153 155 Right of use 870 (86) - 784 561 Other (1) 10% to 20% 2,377 (1,398) - 979 1,043 Total 27,216 (16,829) (622) 9,765 9,595 1) Other refers to negotiations of Fixed assets in progress and other communication, security and transportation equipment. There are no contractual commitments for the purchase of fixed assets during the period. 103

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Condensed Financial Statements – March 31, 2026 Note 15 - Goodwill and Intangible assets The accounting policies on goodwill and intangible assets and impairment of non-financial assets are presented in Notes 2c IX, 2c X. Goodwill and intangible from incorporation Intangible assets TotalAssociation for the promotion and offer of financial products and services Software acquired Internally developed software Other intangible assets (1) Annual amortization rates Up to 20% 8% 20% 20% 10% to 20% Cost Balance at 12/31/2025 12,966 2,391 6,673 27,828 8,275 58,133 Acquisitions 2,478 - 87 1,140 142 3,847 Termination / write-offs (26) - - (31) (145) (202) Exchange variation (623) (43) (132) (119) (78) (995) Other - (4) - - - (4) Balance at 03/31/2026 14,795 2,344 6,628 28,818 8,194 60,779 Amortization Balance at 12/31/2025 (10,788) (1,457) (4,833) (14,917) (5,311) (37,306) Amortization expenses (240) (20) (132) (863) (322) (1,577) Termination / write-offs - - - - 146 146 Exchange variation 515 25 84 80 78 782 Other 31 4 (5) - (16) 14 Balance at 03/31/2026 (10,482) (1,448) (4,886) (15,700) (5,425) (37,941) Impairment Balance at 12/31/2025 (1,329) (755) (174) (1,884) (100) (4,242) Exchange variation 104 17 - - - 121 Balance at 03/31/2026 (1,225) (738) (174) (1,884) (100) (4,121) Book value Balance at 03/31/2026 3,088 158 1,568 11,234 2,669 18,717 Balance at 12/31/2025 849 179 1,666 11,027 2,864 16,585 1) Includes amounts paid to the rights for acquisition of payrolls, proceeds, retirements and pension benefits and similar benefits. Amortization expense related to the rights for acquisition of payrolls and associations, in the amount of R$ (334) (R$ (1,297) from 01/01 to 12/31/2025), is disclosed under the heading Expenses related to financial operations. 104

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Condensed Financial Statements – March 31, 2026 Note 16 - Funding and borrowing and onlending The accounting policy on Securities sold under agreements to resell, funds from acceptance and issuance of securities, borrowing and onlending, and subordinated debt is presented in Note 2c IV. a) Summary Note 03/31/2026 12/31/2025 Amortized cost Amortized cost Deposits 16b 1,099,998 1,114,482 Securities sold under repurchase agreements 16c 528,406 456,158 Debt instruments 16d 419,894 415,630 Borrowing and onlending 16e 136,916 147,164 Total 2,185,214 2,133,434 Current 1,116,877 1,139,283 Non-current 1,068,337 994,151 b) Deposits 03/31/2026 12/31/2025 Amortized cost Amortized cost Interest-bearing deposits 975,137 978,478 Savings deposits 172,249 177,305 Interbank deposits 13,922 11,530 Time deposits 788,966 789,643 Non-interest bearing deposits 124,861 136,004 Demand deposits 123,088 135,383 Other deposits 1,773 621 Total 1,099,998 1,114,482 Current 453,833 527,366 Non-current 646,165 587,116 In ITAÚ UNIBANCO HOLDING, Deposits are mainly represented by Interbank deposits in the amount of R$ 102,809 (R$ 99,318 at 12/31/2025) . 105

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Condensed Financial Statements – March 31, 2026 c) Securities sold under repurchase agreements 03/31/2026 12/31/2025 Amortized cost Amortized cost Own portfolio 293,220 201,610 Government securities 197,615 112,063 Corporate securities 46,143 56,586 Own issue 2 2 Securities abroad 49,460 32,959 Third-party portfolio 141,031 176,043 Free portfolio 94,155 78,505 Total 528,406 456,158 Current 439,718 384,859 Non-current 88,688 71,299 d) Debt instruments I - Debt instruments 03/31/2026 12/31/2025 Amortized cost Amortized cost Emissions funds 272,399 265,486 Financial bills 59,748 61,161 Real estate credit bills 78,571 71,121 Rural credit bills 63,148 64,644 Guaranteed real estate bills 66,665 64,438 Debentures 4,267 4,122 Foreign loans through securities 72,449 76,420 Brazil risk note programme 12,358 13,171 Structure note issued 9,278 10,419 Bonds 34,605 40,282 Fixed rate notes 8,740 9,300 Eurobonds 55 79 Other 7,413 3,169 Structured operations certificates 26,622 25,577 Debt instruments with subordination clauses 48,424 48,147 Financial bills 41,565 37,900 Euronotes - 2,755 Bonds 6,859 7,492 Total 419,894 415,630 Current 115,121 108,419 Non-current 304,773 307,211 106

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Condensed Financial Statements – March 31, 2026 II - Guaranteed real estate notes Guaranteed real estate bills (LIGs) are registered, transferable and free trade credit securities, which are guaranteed by asset portfolio of the issuer itself, submitted to the fiduciary system. The “Termo de emissão registrado”, which details the conditions of LIG transactions, is available on the website www.itau.com.br/relacoes-com-investidores, in the section Resultados e relatórios / Documentos regulatórios / Letra imobiliária garantida. Il.l – Breakdown of asset portfolio The asset portfolio linked to LIGs corresponds to 2.35% of ITAÚ UNIBANCO HOLDING CONSOLIDATED’s total assets. Its breakdown is presented in the table below. Further details are available in the "Demonstrativo de carteira de ativos (mensal)", in the section Resultados e relatórios / Documentos regulatórios / Letra imobiliária garantida. 03/31/2026 12/31/2025 Real estate loans 70,403 67,801 Government securities - Brazil 4,652 4,496 Total asset portfolio 75,055 72,297 Total adjusted asset portfolio 75,055 72,297 Liabilities for issue of LIGs 66,665 64,438 Remuneration of the fiduciary agent 3 3 II.II - Requirements of asset portfolio 03/31/2026 12/31/2025 Breakdown 93.8% 93.8% Sufficiency Notional amount 112.6% 112.2% Present value under stress 100.2% 100.8% Weighted average term Of the asset portfolio 137.3 months 137.9 months Of outstanding LIGs 28.5 months 30.8 months Liquidity Net assets 10,192 10,313 107

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Condensed Financial Statements – March 31, 2026 III - Debt instruments with subordination clauses Name of security / currency Principal amount (original currency) Issue Maturity Return p.a. 03/31/2026 12/31/2025 Subordinated financial bills - BRL 2,146 2019 Perpetual 114% of SELIC 1,372 1,320 935 2019 Perpetual SELIC + 1.17% to 1.19% 953 1,064 106 2020 2030 IPCA + 4.64% 186 181 5,488 2021 2031 CDI + 2% 10,229 9,843 1,005 2022 Perpetual CDI + 2.4% 1,077 1,035 1,161 2023 2034 102% of CDI 1,177 1,223 108 2023 2034 CDI + 0.2% 110 115 122 2023 2034 10.63% 123 127 700 2023 Perpetual CDI + 1.9% 743 715 107 2023 2034 IPCA + 5.48% 119 119 530 2024 2034 100% of CDI 530 550 3,100 2024 2034 CDI + 0.65% 3,844 3,711 1,000 2024 Perpetual CDI + 0.9% 1,055 1,018 2,830 2024 Perpetual CDI + 1.1% 2,936 2,832 470 2024 2039 102% of CDI 470 488 4,984 2025 Perpetual CDI + 1.25% 5,652 5,449 3,000 2025 Perpetual CDI + 1.15% 3,223 3,108 4,415 2025 Perpetual CDI + 1.35% 4,444 5,002 3,315 2026 2036 CDI + 0.55% 3,322 - Total 41,565 37,900 Subordinated euronotes - USD 501 2021 2031 3.88% - 2,755 Total - 2,755 Subordinated bonds - CLP 180,351 2008 2033 3.50% to 4.92% 1,433 1,573 97,962 2009 2035 4.75% 1,145 1,256 1,060,250 2010 2032 4.35% 115 125 1,060,250 2010 2035 3.90% to 3.96% 265 289 1,060,250 2010 2036 4.48% 1,262 1,380 1,060,250 2010 2038 3.93% 920 1,005 1,060,250 2010 2040 4.15% to 4.29% 709 775 1,060,250 2010 2042 4.45% 346 378 57,168 2014 2034 3.80% 453 495 Total 6,648 7,276 Subordinated bonds - COP 146,000 2013 2028 IPC + 2% 211 216 Total 211 216 Total 48,424 48,147 In ITAÚ UNIBANCO HOLDING, the portfolio is composed of Subordinated financial bills in the amount of R$ 41,565 (R$ 37,899 at 12/31/2025) and Subordinated euronotes in the amount of R$ 0 (R$ 2,769 at 12/31/2025). 108

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Condensed Financial Statements – March 31, 2026 e) Borrowing and onlending 03/31/2026 12/31/2025 Amortized cost Amortized cost Borrowing 105,805 116,496 In Brazil 7,166 10,616 Foreign (1) 98,639 105,880 Onlending - in Brazil – Official institutions 31,111 30,668 BNDES 13,014 12,908 FINAME 15,864 15,445 Other 2,233 2,315 Total 136,916 147,164 Current 108,205 118,637 Non-current 28,711 28,527 1) Foreign borrowing are basically represented by foreign exchange trade transactions relating to export pre-financing and import financing. Note 17 - Fair value The accounting policy on Fair value of financial instruments is presented in Note 2c IV. a) Financial assets and liabilities measured at fair value The assets and liabilities measured at fair value on a recurring basis are classified as follows: Level 1: Securities and non-financial assets with liquid prices available in an active market and derivatives traded on stock exchanges. This classification level includes most of the Brazilian government securities, government securities from Latin America, government securities from other countries, shares, debentures with price published by Associação Brasileira das Entidades dos Mercados Financeiros e de Capitais (ANBIMA) and other traded in an active market. Level 2: Securities, derivatives and others that do not have price information available and are priced based on conventional or internal models. The inputs used by these models are captured directly or built from observations of active markets. Most of derivatives, certain Brazilian government bonds, debentures and other corporate securities whose credit component effect is not considered relevant, are at this level. Level 3: Securities and derivatives for which pricing inputs are generated by statistical and mathematical models. Debentures and other corporate securities that do not fit into level 2 rule and derivatives with maturities greater than the last observable vertices of the discount curves are at this level. 109

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Condensed Financial Statements – March 31, 2026 I - Fair value of financial assets and liabilities 03/31/2026 12/31/2025 Level 1 Level 2 Level 3 Fair value Level 1 Level 2 Level 3 Fair value Financial assets 412,626 397,928 1,100 811,654 422,831 365,715 409 788,955 Financial assets at fair value through other comprehensive income 161,753 5,147 479 167,379 156,022 3,666 253 159,941 Government securities 154,671 2,490 - 157,161 148,318 - - 148,318 Brazil 107,402 - - 107,402 109,191 - - 109,191 Latin America 28,319 2,199 - 30,518 25,143 - - 25,143 Abroad 18,950 291 - 19,241 13,984 - - 13,984 Corporate securities 6,356 2,602 477 9,435 6,986 3,606 251 10,843 Bank deposit certificate - 210 - 210 - 167 - 167 Real estate receivable certificate - 269 - 269 - 222 - 222 Debentures 1,515 1,061 477 3,053 2,265 1,916 251 4,432 Eurobonds and other 4,841 924 - 5,765 4,721 1,170 - 5,891 Financial bills - 5 - 5 - 5 - 5 Promissory notes - 1 - 1 - - - - Other - 132 - 132 - 126 - 126 Shares 726 55 2 783 718 60 2 780 Financial assets at fair value through profit or loss 250,873 392,781 621 644,275 266,809 362,049 156 629,014 Government securities 235,466 26,666 - 262,132 250,624 3,941 - 254,565 Brazil 227,770 3,864 - 231,634 228,766 3,938 - 232,704 Latin America 7,226 22,775 - 30,001 21,457 3 - 21,460 Abroad 470 27 - 497 401 - - 401 Corporate securities 7,320 4,832 72 12,224 5,988 3,444 52 9,484 Rural product note - 38 - 38 - 165 - 165 Bank deposit certificate - 94 - 94 - 80 - 80 Real estate receivable certificate 211 527 4 742 76 583 - 659 Debentures 3,828 3,343 55 7,226 2,760 1,495 50 4,305 Eurobonds and other 2,979 31 - 3,010 2,542 97 - 2,639 Financial bills - 372 - 372 - 386 - 386 Promissory notes - 19 - 19 - 19 - 19 Other 302 408 13 723 610 619 2 1,231 Shares 6,879 10,320 549 17,748 8,417 12,945 104 21,466 Investment funds 1,208 5,111 - 6,319 1,780 6,239 - 8,019 Specially organized investment funds (PGBL/ VGBL) - 345,852 - 345,852 - 335,480 - 335,480 Other financial assets 142 2,741 - 2,883 - 3,092 - 3,092 Non-financial assets 3,229 - - 3,229 4,139 - - 4,139 Other financial liabilities - (1,406) - (1,406) - (1,629) - (1,629) The following table presents the breakdown of fair value hierarchy levels for derivative assets and liabilities. 03/31/2026 12/31/2025 Level 1 Level 2 Level 3 Fair value Level 1 Level 2 Level 3 Fair value Assets 75 92,881 668 93,624 21 72,909 381 73,311 Options 4 12,643 48 12,695 - 11,650 19 11,669 Forward 61 17,055 17 17,133 4 4,556 17 4,577 Swaps - 48,953 603 49,556 - 46,839 345 47,184 NDF - 12,625 - 12,625 - 8,351 - 8,351 Credit derivatives - 529 - 529 - 615 - 615 Other 10 1,076 - 1,086 17 898 - 915 Liabilities (1,595) (84,891) (2,122) (88,608) (417) (67,919) (1,582) (69,918) Options - (9,358) (4) (9,362) (30) (8,200) (22) (8,252) Forward (1,547) (16,796) (12) (18,355) (337) (4,030) (15) (4,382) Swaps - (43,947) (2,106) (46,053) - (44,215) (1,545) (45,760) NDF - (14,319) - (14,319) - (10,929) - (10,929) Credit derivatives - (271) - (271) - (367) - (367) Other (48) (200) - (248) (50) (178) - (228) 110

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Condensed Financial Statements – March 31, 2026 II - Result of fair value adjustment of assets and liabilities 01/01 to 03/31/2026 01/01 to 03/31/2025 Level 1 Level 2 Level 3 Adjustment to fair value Level 1 Level 2 Level 3 Adjustment to fair value Financial assets 404 (429) (1,525) (1,550) 4,124 450 (101) 4,473 Financial assets at fair value through other comprehensive income (470) (88) 12 (546) 576 35 (6) 605 Government securities (411) (55) - (466) 358 - - 358 Brazil (394) - - (394) 279 - - 279 Latin America 43 (53) - (10) 38 - - 38 Abroad (60) (2) - (62) 41 - - 41 Corporate securities (71) (33) 12 (92) 58 42 (6) 94 Bank deposit certificates - 3 - 3 - - - - Real estate receivables certificates - (6) - (6) - - - - Debentures (50) (7) - (57) 27 18 (6) 39 Eurobonds and other - - - - 31 24 - 55 Financial bills (21) (23) 12 (32) - - - - Shares 12 - - 12 160 (7) - 153 Financial assets at fair value through profit or loss 874 (341) (1,537) (1,004) 3,548 415 (95) 3,868 Government securities 226 (136) - 90 3,226 9 - 3,235 Brazil 229 (171) - 58 3,154 9 - 3,163 Latin America (3) 35 - 32 51 - - 51 Abroad - - - - 21 - - 21 Corporate securities (103) (72) (33) (208) 119 101 7 227 Rural product note - (32) - (32) - 2 - 2 Real estate receivables certificates - 6 (10) (4) (4) 14 2 12 Debentures (76) (52) (12) (140) 84 79 5 168 Eurobonds and other (29) (4) - (33) 39 - - 39 Financial bills - (1) - (1) - (2) - (2) Other 2 11 (11) 2 - 8 - 8 Shares 815 (123) (1,504) (812) 195 (17) (102) 76 Investment funds (64) (10) - (74) 8 322 - 330 Derivative - assets (7) 18,092 287 18,372 16 (20,899) 14 (20,869) Options 4 993 29 1,026 - (10,540) (7) (10,547) Forward (4) 10,619 - 10,615 4 2,881 (1) 2,884 Swaps - 2,114 258 2,372 - (8,960) 23 (8,937) NDF - Non deliverable forward - 4,274 - 4,274 - (3,856) - (3,856) Credit derivatives - (86) - (86) - (17) (1) (18) Other (7) 178 - 171 12 (407) - (395) Derivative - liabilities 369 (14,947) (540) (15,118) (350) 19,014 (1,407) 17,257 Options 30 (1,158) 18 (1,110) (30) 13,327 (14) 13,283 Forward 337 (10,741) 3 (10,401) (337) (2,675) - (3,012) Swaps - 268 (561) (293) - 8,097 (1,393) 6,704 NDF - Non deliverable forward - (3,390) - (3,390) - (168) - (168) Credit derivatives - 96 - 96 - 428 - 428 Other 2 (22) - (20) 17 5 - 22 111

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Condensed Financial Statements – March 31, 2026 Governance of Level 3 recurring fair value measurement The departments in charge of defining and applying the pricing models are segregated from the business areas. The models are documented, submitted to validation by an independent area and approved by a specific committee. The daily processes of price capture, calculation and disclosure are periodically checked according to formally defined tests and criteria and the information is stored in a single corporate database. The most frequent cases of assets classified as Level 3 are justified by the discount factors used and corporate bonds whose credit component is relevant. Factors such as the fixed interest curve in Brazilian Reais and the TR coupon curve – and, as a result, their related factors – have inputs with terms shorter than the maturities of fixed- income assets. Changes in the fair value hierarchy In the periods, there were no material transfer between Level 1 and Level 2. The tables below show balance sheet changes for financial instruments classified by ITAÚ UNIBANCO HOLDING CONSOLIDATED in Level 3 of the fair value hierarchy. Derivatives classified in Level 3 correspond to swaps and options. Fair value at Total gains or losses (Realized / unrealized) Purchases Settlements Transfers in the hierarchy Fair value at Total gains or losses (Unrealized) 12/31/2025 Income Other comprehensive income 03/31/2026 Financial assets 409 6 (3) 195 - 493 1,100 (1,668) At fair value through other comprehensive income 253 17 (3) 175 - 37 479 11 Corporate securities 251 17 (3) 175 - 37 477 10 Debentures 251 17 (3) 175 - 37 477 10 Shares 2 - - - - - 2 1 At fair value through profit or loss 156 (11) - 20 - 456 621 (1,679) Corporate securities 52 (16) - 20 - 16 72 (19) Real estate receivable certificates - - - - - 4 4 (10) Debentures 50 (3) - - - 8 55 2 Other 2 (13) - 20 - 4 13 (11) Shares 104 5 - - - 440 549 (1,660) Derivatives - assets 381 (2) - 590 (301) - 668 15 Forward 17 - - - - - 17 - Options 19 (3) - 41 (9) - 48 (19) Swaps 345 1 - 549 (292) - 603 34 Derivatives - liabilities (1,582) 36 - (1,965) 1,380 9 (2,122) 176 Forward (15) 3 - - - - (12) - Options (22) 3 - (7) 22 - (4) 3 Swaps (1,545) 30 - (1,958) 1,358 9 (2,106) 173 112

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Condensed Financial Statements – March 31, 2026 Sensitivity analysis of level 3 operations The fair value of financial instruments classified in Level 3 is measured through valuation techniques based on correlations and associated products traded in active markets, internal estimates and internal models. Material unobservable inputs used for measurement of the fair value of instruments classified in Level 3 are: interest rates, underlying asset prices and volatility. Material variations in any of these inputs separately may give rise to material changes in the fair value. The table below shows the sensitivity of these fair values in scenarios of changes of interest rates, in asset prices and in scenarios with varying shocks to prices and volatilities for nonlinear assets, considering: Interest rate: Shocks of 1, 25 and 50 basis points (scenarios I, II and III respectively) applied to the interest curves, both up and down, taking the largest losses resulting in each scenario. Commodities, index and shares: Shocks of 5 and 10 percentage points (scenarios I and II respectively) applied to asset prices, both up and down, taking the largest losses resulting in each scenario. Nonlinear: Scenario I: Shocks of 5 percentage points applied on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario. Scenario II: Shocks of 10 percentage points applied on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario. Sensitivity – Level 3 operations 03/31/2026 12/31/2025 Market risk factor groups Scenarios Impacts Impacts Income Stockholders' equity Income Stockholders' equity Interest rate I (4.8) (0.2) (5.6) (0.1) II (120.6) (7.0) (142.1) (3.2) III (241.6) (14.0) (284.7) (6.4) Commodities, indexes and shares I (27.7) - (5.4) - II (55.5) - (10.8) - Nonlinear I (29.2) - (25.5) - II (41.8) - (40.8) - b) Financial assets and liabilities not measured at fair value 03/31/2026 12/31/2025 Book value Fair value Book value Fair value Financial assets at amortized cost (1) 2,142,878 2,139,259 2,084,466 2,083,607 Cash 39,723 39,723 37,144 37,144 Interbank investments 357,134 357,134 340,388 340,388 Securities 156,381 155,308 136,461 135,883 Interbank and interbranch accounts 296,771 296,771 282,008 282,008 Operations with credit granting characteristics 1,219,313 1,216,767 1,229,943 1,229,662 Other financial assets 73,556 73,556 58,522 58,522 Financial liabilities at amortized cost 2,445,485 2,441,860 2,377,184 2,380,433 Deposits 1,099,998 1,099,917 1,114,482 1,114,530 Securities sold under repurchase agreements 528,406 528,406 456,158 456,158 Debt instruments 419,894 416,181 415,630 419,130 Borrowing and onlending 136,916 137,085 147,164 146,865 Other financial liabilities 150,912 150,912 133,789 133,789 Interbank and interbranch accounts 109,359 109,359 109,961 109,961 1) Amounts presented net of the provision for expected loss. The methods used to estimate the fair value of financial instruments not measured at fair value are: • Interbank investments - The book value of Securities purchased under agreements to resell is close to their fair value and the fair value of Interbank deposits is calculated by discounting estimated cash flows at market interest rates. • Securities - Under normal conditions, the prices quoted in the market are the best indicators of the fair values of these financial instruments. However, not all instruments have liquidity or quoted market prices and, in such cases, are priced by conventional or internal models, with inputs captured directly, built based on observations of active markets, or generated by statistical and mathematical models. • Operations with credit granting characteristics - Fair value of loan operations is estimated for groups of loans with similar financial and risk characteristics, using valuation models. The fair value of fixed-rate loans is determined by discounting estimated cash flows, at interest rates applicable to similar loans. For the majority of loans at floating rates, the book value is considered to be close to their fair value. The fair value of loan and lease operations not overdue is calculated by discounting the expected payments of principal and interest to maturity. The fair value of overdue loan and lease operations is based on the discount of estimated cash flows, using a rate 113

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Condensed Financial Statements – March 31, 2026 proportional to the risk associated with the estimated cash flows, or on the underlying collateral. The assumptions for cash flows and discount rates rely on information available in the market and specific knowledge of the debtor. For the securities with credit granting characteristics, under normal conditions, quoted market prices are used, and for those that do not have liquidity or quotation, they are priced by conventional or internal models. • Deposits, debit instruments and borrowing and onlending - They are calculated by discounting estimated cash flows at market interest rates. • Securities sold under repurchase agreements - The book value for these instruments is close to their fair values. • Other financial assets / liabilities - Primarily composed for receivables from credit card issuers, deposits in guarantee for contingent liabilities, provisions and legal obligations and trading and intermediation of securities. The book value for these assets/liabilities substantially approximate to their fair values, since they principally represent amounts to be received in the short term from credit card holders and to be paid to credit card issuers, deposits demanded judicially (indexed to market rates) made by ITAÚ UNIBANCO HOLDING CONSOLIDATED to secure lawsuits or very short-term receivables (generally with a maturity of approximately 5 business days). All of these items represent assets/liabilities without material market, credit or liquidity risks. Note 18 - Stockholders' equity a) Capital Capital is represented by 11,026,869,192 book-entry shares with no par value, of which 5,617,742,977 are common shares and 5,409,126,215 are preferred shares with no voting rights, but with tag-along rights in a public offering of shares, in a possible transfer of control, assuring them a price equal to eighty per cent (80%) of the amount paid per voting share in the controlling block, and a dividend at least equal to that of the common shares. The breakdown and change in shares of paid-in capital in the beginning and end of the period are shown below: 01/01/2025 03/31/2026 01/01/2026 Number Amount Common Preferred Total Residents in Brazil 12/31/2025 5,567,132,399 1,333,956,149 6,901,088,548 85,684 Residents abroad 12/31/2025 50,610,578 4,075,170,066 4,125,780,644 51,226 Shares of capital stock 12/31/2025 5,617,742,977 5,409,126,215 11,026,869,192 136,910 Shares of capital stock 03/31/2026 5,617,742,977 5,409,126,215 11,026,869,192 136,910 Residents in Brazil 03/31/2026 5,559,834,377 1,405,780,191 6,965,614,568 86,485 Residents abroad 03/31/2026 57,908,600 4,003,346,024 4,061,254,624 50,425 Treasury shares (1) 12/31/2025 - 344,662 344,662 (13) Acquisition of treasury shares - 36,555,258 36,555,258 (1,760) Result of delivery of treasure shares - (31,389,656) (31,389,656) 1,508 Treasury shares (1) 03/31/2026 - 5,510,264 5,510,264 (265) Number of total shares at the end of the period (2) 03/31/2026 5,617,742,977 5,403,615,951 11,021,358,928 Number of total shares at the end of the period (2) 12/31/2025 5,617,742,977 5,408,781,553 11,026,524,530 1) Own shares purchased based on authorization of the Board of Directors to be held in Treasury for subsequent cancellation or replacement in the market. 2) Shares representing total capital stock net of treasury shares. 114

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Condensed Financial Statements – March 31, 2026 We detail below the cost of shares purchased in the period, as well the average cost of treasury shares and their market price: 03/31/2026 12/31/2025 Cost / Market value Common Preferred Common Preferred Minimum - 45.38 - 32.81 Weighted average - 48.11 - 37.91 Maximum - 49.65 - 41.36 Treasury shares Average cost - 48.06 - 36.94 Market value on the last day of the base date 42.82 43.48 36.35 39.23 b) Dividends Shareholders are entitled to a mandatory minimum dividend in each fiscal year, corresponding to 25% of adjusted net income, as set forth in the Bylaws. Common and preferred shares participate equally in income distributed, after common shares have received dividends equal to the minimum annual priority dividend payable to preferred shares (R$ 0.022 non-cumulative per share). ITAÚ UNIBANCO HOLDING monthly advances the mandatory minimum dividend, using the share position of the last day of the previous month as the calculation basis, and the payment made on the first business day of the subsequent month in the amount of R$ 0.015 per share. I - Breakdown of dividends and interest on capital 01/01 to 03/31/2026 01/01 to 03/31/2025 Statutory individual net income 11,654 10,876 Adjustments: (-) Legal reserve - 5% (583) (544) Dividend calculation basis 11,071 10,332 Minimum mandatory dividend - 25% 2,768 2,583 Dividends and Interest on Capital Paid / Accrued / Identified 3,668 2,583 II - Stockholders' yields Value per share (R$) Value WHT (With holding tax) Net Paid / Prepaid 401 (70) 331 Interest on capital - 2 monthly installment paid from February to March 2026 0.0150 401 (70) 331 Accrued (Recorded in Other liabilities – Social and statutory) 4,045 (708) 3,337 Interest on capital - 1 monthly installment paid on 04/01/2026 0.0150 200 (35) 165 Interest on capital - credited on 02/26/2026 to be paid until 08/31/2026 0.2878 3,845 (673) 3,172 Total - 01/01 to 03/31/2026 4,446 (778) 3,668 Total - 01/01 to 03/31/2025 3,039 (456) 2,583 115

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Condensed Financial Statements – March 31, 2026 c) Capital reserves and profit reserves - ITAÚ UNIBANCO HOLDING 03/31/2026 12/31/2025 Capital reserves 1,763 2,873 Premium on subscription of shares 284 284 Share-based payment 1,478 2,588 Reserves from tax incentives, restatement of equity securities and other 1 1 Profit reserves (1) 64,413 57,107 Legal (2) 18,215 17,632 Statutory (3) 46,198 39,475 1) Possible surplus of Profit reserves in relation to the Capital will be distributed or capitalized as required by the following Annual General Stockholders' Meeting/Extraordinary General Stockholders' Meeting. 2) Its purpose is to ensure the integrity of capital, compensate loss or increase capital. 3) Its main purpose is to ensure the remuneration flow to shareholders. d) Reconciliation of net income and stockholders’ equity (Note 2c I) Net income Stockholders’ equity 01/01 to 03/31/2026 01/01 to 03/31/2025 03/31/2026 12/31/2025 ITAÚ UNIBANCO HOLDING 11,654 10,876 199,777 195,980 Amortization of goodwill (1) (1) - 1 Hedge in foreign operations 194 49 (687) (835) Other 91 (30) 1,008 1,000 ITAÚ UNIBANCO HOLDING CONSOLIDATED 11,938 10,894 200,098 196,146 e) Non-controlling interests Stockholders’ equity Income 03/31/2026 12/31/2025 01/01 to 03/31/2026 01/01 to 03/31/2025 Banco Itaú Chile 6,830 7,314 (124) (150) Itaú Colombia S.A. 21 22 - - Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento 652 692 (48) (52) Luizacred S.A. Soc. de Crédito, Financiamento e Investimento 1,099 1,062 (38) (31) Other 668 394 (3) (19) Total 9,270 9,484 (213) (252) f) Share-based payment ITAÚ UNIBANCO HOLDING and its subsidiaries have share-based payment plans aimed at involving its management members and employees in the medium and long term corporate development process. The grant of these benefits is only made in years in which there are sufficient profits to permit the distribution of mandatory dividends, limiting dilution to 0.5% of the total shares held by the controlling and minority stockholders at the balance sheet date. These programs are settled through the delivery of ITUB4 treasury shares to stockholders. Expenses on share-based payment plans are presented in the table below: 01/01 to 03/31/2026 01/01 to 03/31/2025 Partner plan (123) (98) Share-based plan (169) (143) Total (292) (241) 116

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Condensed Financial Statements – March 31, 2026 I - Partner plan The program enables employees and managers of ITAÚ UNIBANCO HOLDING to invest a percentage of their bonus to acquire shares and share-based instruments. There is a lockup period of from three to five years, counted from the initial investment date, and the shares are thus subject to market price variations. After complying with the preconditions outlined in the program, beneficiaries are entitled to receive shares as consideration, in accordance with the number of shares indicated in the program internal regulations. The acquisition price of shares and share-based instruments is established every six months as the average of the share price over the last 30 days, which is performed on the seventh business day prior to the compensation grant date. The fair value of the consideration in shares is the market price at the grant date, less expected dividends. Change in the Partner program 01/01 to 03/31/2026 01/01 to 03/31/2025 Quantity Quantity (1) Opening balance 102,020,356 84,186,167 New 22,965,261 33,444,044 Delivered (15,072,047) (14,531,958) Cancelled (833,895) (128,083) Closing balance 109,079,675 102,970,170 Weighted average of remaining contractual life (years) 2.68 2.94 Market value weighted average (R$) 33.02 22.53 1) For comparability purposes, the information includes the effects of the share bonus issues approved and effectively issued throughout the year ended 2025, according to their respective issuance dates. II - Variable compensation In this plan, part of the administrators variable remuneration is paid in cash and part in shares during a period of three years. Shares are delivered on a deferred basis, of which one-third per year, upon compliance with the conditions provided for in internal regulation. The deferred unpaid portions may be reversed proportionally to a significant reduction in the recurring income realized or the negative income for the period. Management members become eligible for the receipt of these benefits according to individual performance, business performance or both. The benefit amount is established according to the activities of each management member who meets at least the performance and conduct requirements. The fair value of the share is the market price at its grant date, less expected dividends. Change in share-based variable compensation 01/01 to 03/31/2026 01/01 to 03/31/2025 Quantity Quantity (1) Opening balance 49,801,714 47,813,732 New 15,653,782 23,386,314 Delivered (22,617,422) (23,520,086) Cancelled (468,630) (126,819) Closing balance 42,369,444 47,553,141 Weighted average of remaining contractual life (years) 1.53 1.59 Market value weighted average (R$) 39.97 26.46 1) For comparability purposes, the information includes the effects of the share bonus issues approved and effectively issued throughout the year ended 2025, according to their respective issuance dates. 117

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Condensed Financial Statements – March 31, 2026 Note 19 - Related parties Transactions between related parties are carried out for amounts, terms and average rates in accordance with normal market practices during the period, and under reciprocal conditions. Transactions between companies and investment funds, included in consolidation (Note 2c I), have been eliminated and do not affect the consolidated statements. The principal unconsolidated related parties are as follows: • Parent companies: IUPAR, E. JOHNSTON and ITAÚSA. • Associates and joint ventures: of which stand out: Avenue Holding Cayman Ltd., this until 12/31/2025; Biomas Serviços Ambientais, Restauração e Carbono S.A.; BSF Holding S.A.; Conectcar Instituição de Pagamento e Soluções de Mobilidade Eletrônica S.A.; Kinea Private Equity Investimentos S.A.; Olímpia Promoção e Serviços S.A.; Porto Seguro Itaú Unibanco Participações S.A.; Pravaler S.A. and Tecnologia Bancária S.A. • Other related parties: • Direct and indirect equity interests of ITAÚSA, in particular: Aegea Saneamento e Participações S.A.; Águas do Rio 1 SPE S.A., Águas do Rio 4 SPE S.A.; Alpargatas S.A.; Motiva Infraestrutura de Mobilidade S.A.; Concessionária Rota Sorocabana S.A.; Copa Energia Distribuidora de Gás S.A. and Dexco S.A. • Pension plans, in particular: Fundação Itaú Unibanco – Previdência Complementar and FUNBEP – Fundo de Pensão Multipatrocinado, closed-end supplementary pension entities, that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING CONSOLIDATED, created exclusively for employees. • Associations, in particular: Associação Cubo Coworking Itaú and Associação Itaú Viver Mais. • Foundations and Institutes, in particular: Fundação Saúde Itaú; Instituto Itaú Ciência, Tecnologia e Inovação and Instituto Unibanco. 118

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Condensed Financial Statements – March 31, 2026 a) Transactions with related parties ITAÚ UNIBANCO HOLDING CONSOLIDATED 03/31/2026 12/31/2025 Parent companies Associates and joint ventures Other related parties Total Total Assets lnterbank investments - 1,950 - 1,950 1,328 Loan operations - 211 482 693 640 Securities and derivative (assets and liabilities) (1) - 434 3,346 3,780 4,175 Other assets - 398 287 685 707 Total assets - 2,993 4,115 7,108 6,850 Liabilities Deposits (42) (49) (1,190) (1,281) (1,286) Securities sold under repurchase agreements - (9) (570) (579) (1,080) Debt instruments - (30) (290) (320) (297) lnterbank and interbranch accounts (assets and liabilities) - (332) - (332) (290) Other liabilities - (181) (3,995) (4,176) (4,463) Total liabilities (42) (601) (6,045) (6,688) (7,416) 01/01 to 03/31/2026 01/01 to 03/31/2025 Statement of lncome lncome related to financial operations - 90 104 194 82 Expenses related to financial operations (1) (3) (59) (63) (186) Other operating revenues / (expenses) 1 66 (124) (57) (191) lncome - 153 (79) 74 (295) 1) Includes Securities with credit granting characteristics. ITAÚ UNIBANCO HOLDING 03/31/2026 12/31/2025 Parent companies Subsidiaries (1) Associates and joint ventures Other related parties Total Total Assets lnterbank investments - 27,990 - - 27,990 31,305 Loan operations - 18 2 4 24 14 Securities and derivative (assets and liabilities) - 38,895 - 12 38,907 35,117 Other assets - 119 - - 119 116 Total assets - 67,022 2 16 67,040 66,552 Liabilities Deposits - (102,707) - - (102,707) (99,318) Debt instruments - (39) - - (39) (81) lnterbank and interbranch accounts (assets and liabilities) - (727) (332) - (1,059) (1,213) Other liabilities - (40,483) - (131) (40,614) (39,579) Total liabilities - (143,956) (332) (131) (144,419) (140,191) 01/01 to 03/31/2026 01/01 to 03/31/2025 Statement of lncome lncome related to financial operations - 2,865 - - 2,865 2,205 Expenses related to financial operations - (3,389) - - (3,389) (2,917) Other operating revenues / (expenses) - (942) - 11 (931) (967) lncome - (1,466) - 11 (1,455) (1,679) 1) Companies related in Note 2c I. Operations with Key Management Personnel of ITAÚ UNIBANCO HOLDING CONSOLIDATED present Assets of R$ 215, Liabilities of R$ (12,981) and Result of R$ (38) (R$ 213, R$ (11,290) at 12/31/2025 and R$ (62) from 01/01 to 03/31/2025, respectively). 119

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Condensed Financial Statements – March 31, 2026 b) Compensation and benefits of key management personnel Compensation and benefits attributed to Management members, members of the Audit committee and the Board of directors of ITAÚ UNIBANCO HOLDING CONSOLIDATED in the period correspond to: 01/01 to 03/31/2026 01/01 to 03/31/2025 Fees (218) (218) Profit sharing (159) (163) Post-employment benefits (5) (5) Share-based payment plan (77) (69) Total (459) (455) Total amount related personnel expenses, to share-based payment plans, and post-employment benefits are detailed in Notes 26, 18f and 22, respectively. Note 20 - Taxes The accounting policy on income tax and social contribution is presented in Note 2c XIII. ITAÚ UNIBANCO HOLDING and each one of its subsidiaries calculate separately, in each fiscal year, Income tax and social contribution on net income. Taxes are calculated at the rates shown below and consider, for effects of respective calculation bases, the legislation in force applicable to each charge. Income tax 15.00% PIS (2) 0.65% Additional income tax 10.00% COFINS (2) 4.00% Social contribution on net income (1) 20.00% ISS up to 5.00% 1) For insurance, capitalization and other financial subsidiaries, the Social contribution on net income is 15% and for the non-financial ones it is 9%. 2) For non-financial subsidiaries that fall into the non-cumulative calculation system, the PIS rate is 1.65% and COFINS rate is 7.60%. a) Expenses for taxes and contributions I - Breakdown of income tax and social contribution calculation on net income Due on operations for the period 01/01 to 03/31/2026 01/01 to 03/31/2025 Income before income tax and social contribution 13,758 14,477 Charges (income tax and social contribution) at the rates in effect (6,191) (6,515) Increase / decrease in income tax and social contribution charges arising from: Equity income in associates and joint ventures 386 373 Interest on capital 1,356 1,693 Other non-deductible expenses net of non taxable income (1) 963 1,727 Income tax and social contribution expenses (3,486) (2,722) Related to temporary differences Increase / (reversal) for the period 2,021 (446) (Expenses) / income related to deferred taxes 2,021 (446) Total income tax and social contribution expenses (1,465) (3,168) 1) Includes temporary (additions) and exclusions. 120

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Condensed Financial Statements – March 31, 2026 II - Tax expenses 01/01 to 03/31/2026 01/01 to 03/31/2025 PIS and COFINS (2,206) (2,233) ISS (428) (414) Other (299) (231) Total (2,933) (2,878) Tax expenses of ITAÚ UNIBANCO HOLDING amount to R$ (488) (R$ (527) at 03/31/2025) and are mainly composed of PIS, COFINS and ISS. III - Tax effects of foreign exchange management of investments abroad In order to minimize the effects on income of foreign exchange variations on investments abroad, net of the respective tax effects, ITAÚ UNIBANCO HOLDING CONSOLIDATED carries out derivative transactions in foreign currency (hedging), as mentioned in Note 28b. The result of these transactions is computed in the calculation of the tax bases, according to their nature and the tax legislation in force, as well as the foreign exchange variation of the portion of hedged investments abroad, according to regulations established by Law No. 14,031, of July 28, 2020. 121

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Condensed Financial Statements – March 31, 2026 b) Deferred taxes I - The deferred tax assets balance and its changes, segregated based on its origin and disbursements, are represented by: Deferred tax assets 12/31/2025 Realization / reversal Increase 03/31/2026 Reflected in income 71,196 (10,767) 11,585 72,014 Provision for expected credit loss 53,055 (4,982) 3,826 51,899 Related to tax losses and social contribution loss carryforwards 95 (28) 2,381 2,448 Provision for profit sharing 3,623 (3,623) 1,658 1,658 Adjustments to fair value of financial assets at fair value through profit or loss and derivatives 226 (226) 282 282 Goodwill on purchase of investments 15 - 224 239 Provisions 5,864 (401) 890 6,353 Civil lawsuits 1,215 (143) 127 1,199 Labor claims 3,543 (235) 737 4,045 Tax and social security obligations 1,106 (23) 26 1,109 Legal obligations 380 (119) 1 262 Provision related to health insurance operations 426 (14) 13 425 Other non-deductible provisions 7,512 (1,374) 2,310 8,448 Reflected in stockholders’ equity 3,129 (697) 856 3,288 Adjustments to fair value of financial assets at fair value through other comprehensive income 1,791 (585) 851 2,057 Cash flow hedge 422 (112) - 310 Post-employment benefits 916 - 5 921 Total (1,2) 74,325 (11,464) 12,441 75,302 1) Deferred tax assets are classified in their totality as non-current. 2) The balance of deferred tax assets includes the effects brought by Supplementary Law No. 224/25, which increased the rate of CSLL of certain companies of ITAÚ UNIBANCO HOLDING CONSOLIDATED. This law will take effect in current tax as from April 1, 2026. In ITAÚ UNIBANCO HOLDING, Deferred tax assets totaled R$ 18,672 (R$ 18,928 at 12/31/2025) and are mainly represented by Tax losses and social contribution loss carryforwards of R$ 20 ( R$ 17 at 12/31/2025), Provision for expected credit loss of R$ 16,486 (R$ 16,660 at 12/31/2025), Administrative provisions of R$ 220 (R$ 203 at 12/31/2025), Provisions for legal, tax and social security obligations of R$ 343 (R$ 434 at 12/31/2025), the realization of which is contingent upon the outcome of the respective lawsuits, Adjustments to fair value of securities at fair value through other comprehensive income of R$ 34 (R$ 2 at 12/31/2025), and Provision for reward program of R$ 838 (R$ 741 at 12/31/2025). 122

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Condensed Financial Statements – March 31, 2026 II - The deferred tax liabilities balance and its changes are represented by: 12/31/2025 Realization / reversal Increase 03/31/2026 Reflected in income 8,357 (4,840) 3,680 7,197 Supervenience of depreciation of finance lease 98 (2) - 96 Adjustment of deposits in guarantee and provisions 1,698 (221) 147 1,624 Post-employment benefits 257 (14) 49 292 Adjustments of operations carried out on the futures settlement market 194 (194) 158 158 Adjustments to fair value of financial assets at fair value through profit or loss 4,180 (4,180) 2,905 2,905 Other 1,930 (229) 421 2,122 Reflected in stockholders’ equity 257 (149) 27 135 Adjustments to fair value of financial assets at fair value through other comprehensive income 250 (149) 27 128 Post-employment benefits 7 - - 7 Total (1) 8,614 (4,989) 3,707 7,332 1) The balance of deferred tax liabilities includes the effects brought by Supplementary Law No. 224/25, which increased the rate of CSLL of certain companies of ITAÚ UNIBANCO HOLDING CONSOLIDATED. This law will take effect in current tax as from April 1, 2026. In ITAÚ UNIBANCO HOLDING, Deferred tax liabilities totaled R$ 1,060 (R$ 918 at 12/31/2025) and are mainly represented by Update of deposits in guarantee and provisions of R$ 415 (R$ 393 at 12/31/2025), Adjustments to fair value of financial assets at fair value through other comprehensive income of R$ 163 (R$ 111 at 12/31/2025), Depreciation in excess of finance lease of R$ 94 (R$ 95 at 12/31/2025), and Temporary adjustments on differences between accounting practices in interest abroad of R$ 235 (R$ 176 at 12/31/2025). 123

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Condensed Financial Statements – March 31, 2026 III - The estimate of realization and present value of deferred tax assets and from the deferred tax liabilities are: Realization year Deferred tax assets Deferred tax liabilities % Net deferred taxes %Temporary differences % Tax loss/social contribution loss carryforwards % Total % 2026 15,833 21.7% 2,428 99.2% 18,261 24.3% (799) 10.9% 17,462 25.7% 2027 11,284 15.5% 15 0.6% 11,299 15.0% (380) 5.2% 10,919 16.1% 2028 8,049 11.0% 2 0.1% 8,051 10.7% (364) 5.0% 7,687 11.3% 2029 5,783 7.9% 1 - 5,784 7.6% (529) 7.2% 5,255 7.7% 2030 5,544 7.6% 2 0.1% 5,546 7.4% (531) 7.2% 5,015 7.4% After 2030 26,361 36.3% - - 26,361 35.0% (4,729) 64.5% 21,632 31.8% Total 72,854 100.0% 2,448 100.0% 75,302 100.0% (7,332) 100.0% 67,970 100.0% Present value (1) 58,368 2,308 60,676 (5,277) 55,399 1) The average funding rate, net of tax effects, was used to determine the present value. Net income in the financial statements is not directly related to the taxable income for income tax and social contribution, due to differences between accounting criteria and the tax legislation, in addition to corporate aspects. Accordingly, it is recommended that changes in the realization of deferred tax assets presented above are not considered as an indication of future net income. IV - Deferred tax assets not accounted for At 03/31/2026, deferred tax assets not accounted for correspond to R$ 579 (R$ 586 at 12/31/2025) and result from Management’s evaluation of their perspectives of realization in the long term. c) Current tax liabilities Note 03/31/2026 12/31/2025 Taxes and contributions on income payable 4,787 9,228 Other taxes and contributions payable 5,310 4,157 Legal obligations 11b II 1,830 1,942 Total 11,927 15,327 Current 9,811 12,521 Non-current 2,116 2,806 In ITAÚ UNIBANCO HOLDING, current tax liabilities totaled R$ 1,951 (R$ 999 at 12/31/2025) and are represented by Legal obligations of R$ 300 (R$ 296 at 12/31/2025) and Taxes and contributions on income payable and Other taxes and contributions payable of R$ 1,651 (R$ 703 at 12/31/2025). 124

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Condensed Financial Statements – March 31, 2026 Note 21 - Earnings per share a) Basic earnings per share Net income attributable to ITAÚ UNIBANCO HOLDING CONSOLIDATED’s shareholders is divided by the average number of outstanding shares in the period, excluding treasury shares. 01/01 to 03/31/2026 01/01 to 03/31/2025 (1) Net income attributable to owners of the parent company 11,938 10,894 Minimum non-cumulative dividends on preferred shares (119) (120) Retained earnings to be distributed to common equity owners in an amount per share equal to the minimum dividend payable to preferred equity owners (123) (124) Retained earnings to be distributed, on a pro rata basis, to common and preferred equity owners: 11,696 10,650 Common 5,961 5,394 Preferred 5,735 5,256 Total net income available to equity owners: Common 6,084 5,518 Preferred 5,854 5,376 Weighted average number of outstanding shares Common 5,617,742,977 5,617,742,977 Preferred 5,405,327,001 5,474,344,002 Basic earnings per share – R$ Common 1.08 0.98 Preferred 1.08 0.98 1) For comparability purposes, the information includes the effects of the share bonus issues approved and effectively issued throughout the year ended 2025, according to their respective issuance dates. b) Diluted earnings per share Calculated similarly to the basic earnings per share, however, it includes the conversion of all preferred shares potentially dilutable in the denominator. 01/01 to 03/31/2026 01/01 to 03/31/2025 (1) Net income available to preferred equity owners 5,854 5,376 Dividends on preferred shares after dilution effects 52 44 Net income available to preferred equity owners considering preferred shares after the dilution effect 5,906 5,420 Net income available to ordinary equity owners 6,084 5,518 Dividend on preferred shares after dilution effects (52) (44) Net income available to ordinary equity owners considering preferred shares after the dilution effect 6,032 5,474 Adjusted weighted average of shares Common 5,617,742,977 5,617,742,977 Preferred 5,500,522,598 5,562,506,343 Preferred 5,405,327,001 5,474,344,002 Incremental as per share-based payment plans 95,195,597 88,162,341 Diluted earnings per share – R$ Common 1.07 0.97 Preferred 1.07 0.97 1) For comparability purposes, the information includes the effects of the share bonus issues approved and effectively issued throughout the year ended 2025, according to their respective issuance dates. There was no potentially antidilutive effect of the shares in share-based payment plans. 125

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Condensed Financial Statements – March 31, 2026 Note 22 - Post-employment benefits The accounting policy on post-employment benefits is presented in Note 2c XIV. Retirement plans are managed by Closed-end Private Pension Entities (EFPC) and are closed to new adhesions. These entities have an independent structure and manage their plans according to the characteristics of their regulations. There are three types of retirement plans: • Defined benefit plans (BD): plans for which scheduled benefits have their value established in advance, based on salaries and/or length of service of employees, and the cost is actuarially determined. The plans classified in this category are: Plano de Aposentadoria Complementar; Plano de Aposentadoria Complementar Móvel Vitalícia; Plano de Benefício Franprev; Plano de Benefício 002; Plano de Benefícios Prebeg; Plano BD UBB PREV; Plano de Benefícios II; Plano Básico Itaulam; Plano BD Itaucard; Plano de Aposentadoria Principal Itaú Unibanco managed by Fundação Itaú Unibanco - Previdência Complementar (FIU); and Plano de Benefícios I, managed by Fundo de Pensão Multipatrocinado (FUNBEP). • Defined contribution plans (CD): plans for which scheduled benefits have their value permanently adjusted to the investments balance, kept in favor of the participant, including in the benefit concession phase, considering net proceedings of its investment, amounts contributed and benefits paid. Defined Contribution plans include pension funds consisting of the portions of sponsor's contributions not included in a participant's account balance due to loss of eligibility for the benefit, and of monies arising from the migration of retirement plans in defined benefit modality. These funds are used for future contributions to individual participant's accounts, according to the respective benefit plan regulations. The plans classified in this category are: Plano Itaubanco CD; Plano de Aposentadoria Itaubank; Plano de Previdência REDECARD managed by FIU. • Variable contribution plans (CV): in this type of plan, scheduled benefits present a combination of characteristics of defined contribution and defined benefit modalities, and the benefit is actuarially determined based on the investments balance accumulated by the participant on the retirement date. The plans classified in this category are: Plano de Previdência Unibanco Futuro Inteligente; Plano Suplementar Itaulam; Plano CV Itaucard; Plano de Aposentadoria Suplementar Itaú Unibanco managed by FIU and Plano de Benefícios II managed by FUNBEP. a) Main actuarial assumptions The table below shows the actuarial assumptions of demographic and financial nature used to calculate the defined benefit obligation: Type Assumption 03/31/2026 03/31/2025 Demographic Mortality table (1) AT-2000 AT-2000 Financial Nominal discount rate (2) 11.70% p.a. 11.59% p.a. Financial Inflation (3) 4.00% p.a. 4.00% p.a. 1) Correspond to those disclosed by SOA - Society of Actuaries, with the general application of a 10% increase, according to the adherence to the plan's population, in the probability of survival in relation to the respesctive basic tables. 2) Considers the interest rates of the National Treasury Notes (NTN-B) with maturity dates near the terms of the respective obligations, compatible with the economic scenario observed on the balance sheet closing date, considering the volatility of interest market and models used. 3) Long-term inflation projected. Retirement plans sponsored by foreign subsidiaries - Banco Itaú (Suisse) S.A., Itaú Colombia S.A. and PROSERV - Promociones y Servicios S.A. de C.V. - are structured as Defined Benefit modality and adopt actuarial assumptions adequate to masses of participants and the economic scenario of each country. 126

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Condensed Financial Statements – March 31, 2026 b) Risk management The EFPCs sponsored by ITAÚ UNIBANCO HOLDING are regulated by the National Council for Complementary Pension (CNPC) and PREVIC, and have an Executive Board, Advisory and Tax Councils. Benefits offered have long-term characteristics and the main factors involved in the management and measurement of their risks are financial risk, inflation risk and demographic risk. • Financial risk - the actuarial liability of the plan is calculated by adopting a discount rate, which may differ from rates earned in investments. If real income from plan investments is lower than yield expected, this may give rise to a deficit. To mitigate this risk and assure the capacity to pay long-term benefits, the plans have a significant percentage of fixed-income securities pegged to the plan commitments, aiming at minimizing volatility and risk of mismatch between assets and liabilities. Additionally, adherence tests are carried out in financial assumptions to ensure their adequacy to obligations of respective plans. • Inflation risk - a large part of liabilities is pegged to inflation risk, making actuarial liabilities sensitive to increases in rates. To mitigate this risk, the same financial risks mitigation strategies are used. • Demographic risk - plans that have any obligation actuarially assessed are exposed to demographic risk. In the event the mortality tables used do not reflect actual conditions of the mass of plan participants, a deficit or surplus may arise in actuarial evaluation. To mitigate this risk, adherence tests to demographic assumptions are conducted to ensure their adequacy to liabilities of respective plans. For purposes of registering in the balance sheet of the EFPCs that manage them, actuarial liabilities of plans apply a discount rate adherent to their asset portfolio and income and expense flows, according to a study prepared by an independent actuarial consulting company. The actuarial method used is the aggregate method, through which the plan costing is defined by the difference between its equity coverage and the current value of its future liabilities, observing the methodology established in the respective actuarial technical note. When a deficit in the concession period above the legally defined limits is noted, debt agreements are entered into with the sponsor according to costing policies, which affect the future contributions of the plan, and a plan for solving such deficit is established respecting the guarantees set forth by the legislation in force. The plans that are in this situation are resolved through extraordinary contributions that affect the values of the future contribution of the plan. 127

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Condensed Financial Statements – March 31, 2026 c) Asset management The purpose of the management of funds is the long-term balance between pension assets and liabilities with payment of benefits by exceeding actuarial goals (discount rate plus benefit adjustment index, established in the plan regulations). Below is a table with the allocation of assets by category, segmented into Quoted in an active market and Not quoted in an active market: Types Fair value % Allocation 03/31/2026 12/31/2025 03/31/2026 12/31/2025 Fixed income securities 22,423 22,144 96.8% 96.5% Quoted in an active market 21,743 21,481 93.9% 93.6% Non quoted in an active market 680 663 2.9% 2.9% Variable income securities 3 2 - - Quoted in an active market 3 2 - - Structured investments 121 125 0.5% 0.5% Non quoted in an active market 121 125 0.5% 0.5% Real estate 532 575 2.3% 2.6% Loans to participants 94 91 0.4% 0.4% Total 23,173 22,937 100.0% 100.0% The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 3 (R$ 2 at 12/31/2025), and real estate rented to group companies, with a fair value of R$ 457 (R$ 508 at 12/31/2025). d) Other post-employment benefits ITAÚ UNIBANCO HOLDING CONSOLIDATED does not have additional liabilities related to post-employment benefits, except in cases arising from maintenance commitments assumed in acquisition agreements which occurred over the years, as well as those benefits originated from court decision in the terms and conditions established, in which there is total or partial sponsorship of health care plans for a specific group of former employees and their beneficiaries. Its costing is actuarially determined so as to ensure coverage maintenance. These plans are closed to new applicants. Assumptions for discount rate, inflation, mortality table and actuarial method are the same as those used for retirement plans. ITAÚ UNIBANCO HOLDING CONSOLIDATED used the percentage of 4% p.a. for medical inflation, additionally considering, inflation rate of 4% p.a. Particularly in other post-employment benefits, there is medical inflation risk associated with above expectation increases in medical costs. To mitigate this risk, the same financial risk mitigation strategies are used. 128

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Condensed Financial Statements – March 31, 2026 e) Change in the net amount recognized in the balance sheet The net amount recognized in the Balance Sheet is limited by the asset ceiling and it is computed based on estimated future contributions to be realized by the sponsor, so that it represents the maximum reduction amount in the contributions to be made. 03/31/2026 BD and CV plans CD plans Other post- employment benefits Total Note Net assets Actuarial liabilities Asset ceiling Recognized amount Pension plan fund Asset ceiling Recognized amount Liabilities Recognized amount Amounts at the beginning of the period 22,937 (19,641) (5,030) (1,734) 339 (96) 243 (526) (2,017) Amounts recognized in income (1+2+3+4) 634 (547) (141) (54) (2) (3) (5) (15) (74) 1 - Cost of current service - (6) - (6) - - - - (6) 2 - Cost of past service - - - - - - - - - 3 - Net interest 634 (541) (141) (48) 13 (3) 10 (15) (53) 4 - Other revenues and expenses (1) - - - - (15) - (15) - (15) Amounts recognized in stockholders´ equity - other comprehensive income (5+6+7) (11) 17 (11) (5) - - - - (5) 5 - Effects on asset ceiling - - (11) (11) - - - - (11) Changes in demographic assumptions - - - - - - - - - Changes in financial assumptions - - - - - - - - - Experience of the plan (2) - - - - - - - - - 7 - Exchange variation (11) 17 - 6 - - - - 6 Other (8+9+10) (387) 534 - 147 - - - 23 170 8 - Receipt by Destination of Resources - - - - - - - - - 9 - Benefits paid (534) 534 - - - - - 23 23 10 - Contributions and investments from sponsor 147 - - 147 - - - - 147 Amounts at end of the period 23,173 (19,637) (5,182) (1,646) 337 (99) 238 (518) (1,926) Amount recognized in Assets 9a 13 238 - 251 Amount recognized in Liabilities 9b (1,659) - (518) (2,177) 12/31/2025 BD and CV plans CD plans Other post- employment benefits Total Note Net assets Actuarial liabilities Asset ceiling Recognized amount Pension plan fund Asset ceiling Recognized amount Liabilities Recognized amount Amounts at the beginning of the period 21,490 (19,035) (4,237) (1,782) 365 (81) 284 (562) (2,060) Amounts recognized in income (1+2+3+4) 2,393 (2,108) (493) (208) (16) (10) (26) (61) (295) 1 - Cost of current service - (24) - (24) - - - - (24) 2 - Cost of past service - - - - - - - - - 3 - Net interest 2,393 (2,084) (493) (184) 50 (10) 40 (61) (205) 4 - Other revenues and expenses (1) - - - - (66) - (66) - (66) Amounts recognized in stockholders´ equity - other comprehensive income (5+6+7) 749 (445) (300) 4 (10) (5) (15) 14 3 5 - Effects on asset ceiling - - (300) (300) - (5) (5) - (305) 6 - Remeasurements 762 (451) - 311 (10) - (10) 14 315 Changes in demographic assumptions - 151 - 151 - - - - 151 Changes in financial assumptions - (384) - (384) - - - 4 (380) Experience of the plan (2) 762 (218) - 544 (10) - (10) 10 544 7 - Exchange variation (13) 6 - (7) - - - - (7) Other (8+9+10) (1,695) 1,947 - 252 - - - 83 335 8 - Receipt by Destination of Resources - - - - - - - - - 9 - Benefits paid (1,947) 1,947 - - - - - 83 83 10 - Contributions and investments from sponsor 252 - - 252 - - - - 252 Amounts at end of the period 22,937 (19,641) (5,030) (1,734) 339 (96) 243 (526) (2,017) Amount recognized in Assets 9a 13 243 - 256 Amount recognized in Liabilities 9b (1,747) - (526) (2,273) 1) It basically corresponds to the use of asset amounts allocated in pension funds of the defined contribution plans. 2) Correspond to the income obtained above/below the expected return and comprise the contributions made by participants. 129

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Condensed Financial Statements – March 31, 2026 Net interest corresponds to the amount calculated on 01/01/2024 based on the initial amount (Net assets, Actuarial liabilities and Asset ceiling), taking into account the estimated amount of payments/receipts of benefits/contributions, multiplied by the discount rate of 11.70% p.a.(On 01/01/2025 the rate used was 11.59% p.a.). ITAÚ UNIBANCO HOLDING sponsors a Plano BD. The amount recognized in Liabilities is R$ 48 (R$ 47at 12/31/2025), in Other comprehensive income is R$ 15 (R$ 15 at 12/31/2025) and in income/(expense) is R$ 1 (R$ 3 on01/01 to 03/31/2026). f) Defined benefit contributions Estimated contributions Contributions made 2026 01/01 to 03/31/2026 01/01 to 03/31/2025 Retirement plan - FIU 21 14 8 Retirement plan - FUNBEP 129 127 141 Total (1) 150 141 149 1) Include extraordinary contributions agreed upon in deficit equation plans. g) Maturity profile of defined benefit liabilities Duration (1) 2026 2027 2028 2029 2030 2031 to 2035 Pension plan - FIU 7.95 1,219 1,263 1,305 1,345 1,383 7,381 Pension plan - FUNBEP 7.38 740 757 774 789 803 4,169 Other post-employment benefits 7.42 91 72 45 47 49 265 Total 2,050 2,092 2,124 2,181 2,235 11,815 1) Average duration of plan´s actuarial liabilities. h) Sensitivity analysis To measure the effects of changes in the key assumptions, sensitivity tests are conducted in actuarial liabilities annually. The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders’ equity at the balance sheet date. This type of analysis is usually carried out under the ceteris paribus condition, in which the sensitivity of a system is measured when only one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below: Main assumptions BD and CV plans Other post-employment benefits Present value of liability Income Stockholders´ equity (Other comprehensive income) (1) Present value of liability Income Stockholders´ equity (Other comprehensive income) (1) Discount rate Increase by 0.5 p.p. (669) - 236 (17) - 17 Decrease by 0.5 p.p. 716 - (252) 19 - (19) Mortality table Increase by 5% (234) - 79 (9) - 9 Decrease by 5% 245 - (82) 10 - (10) Medical inflation Increase by 1 p.p. - - - 40 - (40) Decrease by 1 p.p. - - - (35) - 35 1) Net of effects of asset ceiling. 130

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Condensed Financial Statements – March 31, 2026 Note 23 - Information on foreign subsidiaries ITAÚ UNIBANCO HOLDING CONSOLIDATED has subsidiaries abroad, subdivided into: Foreign branches: Itaú Unibanco S.A., Miami Branch; Itaú Unibanco S.A., Nassau Branch; Itaú Unibanco Holding S.A., Grand Cayman Branch and Itaú Chile New York Branch. Latin America consolidated: basically compose of subsidiaries Banco Itaú Uruguay S.A., Banco Itaú Paraguay S.A., Banco Itaú Chile and Itaú Colombia S.A. Other foreign companies: basically compose of subsidiaries Itaú Bank Ltd., ITB Holding Ltd. and Itaú BBA International Plc. Further information on the results of foreign units are available in the Management’s Discussion and Analysis Report. Net income / (Loss) 01/01 to 03/31/2026 01/01 to 03/31/2025 Foreign branches (128) (1,783) Latin America consolidated 1,068 874 Other foreign companies (1,210) (587) Foreign consolidated (270) (1,208) Note 24 - Income and expenses related to financial operations and result of expected credit loss 01/01 to 03/31/2026 01/01 to 03/31/2025 Income related to financial operations Expenses related to financial operations Result of expected credit loss Gross income related to financial operations Income related to financial operations Expenses related to financial operations Expenses related to financial operations Expenses related to financial operations AC 63,083 (50,871) (9,027) 3,185 49,791 (39,449) (8,181) 2,161 FVOCI 4,842 - (10) 4,832 3,175 - (240) 2,935 FVPL 22,717 (2,822) - 19,895 18,953 (538) (9) 18,406 Other (2,731) (6,052) 84 (8,699) 2,865 (6,712) 197 (3,650) Total 87,911 (59,745) (8,953) 19,213 74,784 (46,699) (8,233) 19,852 Note 25 - Commissions and banking fees The accounting policy on commissions and banking fees is presented in Note 2c XV. The main services provided by ITAÚ UNIBANCO HOLDING CONSOLIDATED are: • Credit and debit cards: refer mainly to fees charged by card issuers and annuities charged for the availability and management of credit card. • Current account services: substantially composed of current account maintenance fees, according to each service package granted to the customer, withdrawals from demand deposit account and money order. • Funds management: refer to fees charged for the management and performance of investment funds and consortia administration. • Payments and collections: refer mainly to fees charged by acquirers for processing transactions carried out with cards, the rental of machines from Rede and transfers made through PIX in legal entity’s packages. • Economic, financial and brokerage advisory: refer mainly to financial transaction structuring services, placement of securities and intermediation of operations on stock exchanges. 131

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Condensed Financial Statements – March 31, 2026 01/01 to 03/31/2026 01/01 to 03/31/2025 Credit and debit cards 4,310 4,034 Current account services 739 941 Asset management 2,254 2,097 Funds 1,721 1,656 Consortia 533 441 Credit operations and financial guarantees 649 699 Credit operations 210 261 Financial guarantees 439 438 Payments and collections 1,602 1,840 Economic, financial and brokerage advisory 1,301 1,130 Custody services 247 193 Other 1,353 984 Total 12,455 11,918 In ITAÚ UNIBANCO HOLDING, Revenues from Commissions and Bank fees are basically represented by Credit and Debit cards in the amount of R$ 3,019 (R$ 2,644 from 01/01 to 03/31/2025) . Note 26 - Operating expenses 01/01 to 03/31/2026 01/01 to 03/31/2025 Compensation, payroll charges, welfare benefits, dismissals and training (6,441) (6,191) Employees’ profit sharing and share-based payment (2,154) (1,760) Third-party and financial system services, security, transportation and travel expenses (1,978) (2,027) Data processing and telecommunications (1,575) (1,475) Installations and materials (846) (823) Depreciation and amortization (1,541) (1,479) Advertising, promotions and publicity (332) (423) Selling - credit cards (1,631) (1,259) Amortization of goodwill (148) (107) Claims losses (116) (149) Other (1,209) (925) Total (17,971) (16,618) Note 27 - Risk, capital management and fixed assets limits a) Corporate governance To undertake and manage risks is one of the activities of ITAÚ UNIBANCO HOLDING CONSOLIDATED. For this reason, the institution must have clearly established risk management objectives. In this context, the risk appetite articulates the set of guidelines of the Board of Directors on strategy and risk taking, defining the nature and level of risks acceptable for the institution, while the risk culture guides the attitudes required to manage them. ITAÚ UNIBANCO HOLDING CONSOLIDATED invests in robust risk management processes and capital management that permeate the whole institution and that are the basis for its strategic decisions to ensure business sustainability and maximize value creation for shareholders. Foremost among processes for proper risk and capital management are the implementation of a continuous and integrated risk management structure, of the Risk Appetite framework, which is composed of the Risk Appetite Statement (RAS) of the Board of Directors, risk appetite policy and the set of metrics for monitoring the main risks according to the limits established, the stress test program, the organization of a Risk Committee and the appointment, before BACEN, of the Chief Risk Officer (CRO), with assignment of roles, responsibilities, and independence requirements. 132

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Condensed Financial Statements – March 31, 2026 These processes are aligned with the guidelines of the Board of Directors and Executive which, through collegiate bodies, define the global objectives expressed as targets and limits for the business units that manage risk. Control and capital management units, in turn, support ITAÚ UNIBANCO HOLDING CONSOLIDATED’s management by monitoring and analyzing risk and capital. The principles that determine the risk management and the risk appetite foundations, as well as guidelines regarding the actions taken by ITAÚ UNIBANCO HOLDING CONSOLIDATED’s employees in their daily routines are as follows: • Sustainability and customer satisfaction: the vision of ITAÚ UNIBANCO HOLDING CONSOLIDATED is to be a leading bank in sustainable performance and customer satisfaction. For this reason the institution is concerned about creating shared values for employees, customers, shareholders and society to ensure the longevity of the business. ITAÚ UNIBANCO HOLDING CONSOLIDATED is concerned about doing business that is good for customers and for the institution. • Risk culture: the institution's risk culture goes beyond policies, procedures and processes. It strengths the individual and collective responsibility of all employees so that they will do the right thing at the right time and in the proper manner, respecting the ethical way of doing business. It is based on four principles (conscious risk taking, discussions and actions on the institution’s risks and everyone's responsibility for risk management), which encourage understanding and open discussion about risks, so that they are kept within the risk appetite levels established and so that each employee individually, regardless of their position, area or duties, may also assume responsibility for managing the risks of the business. • Risk pricing: ITAÚ UNIBANCO HOLDING CONSOLIDATED operates and assumes risks in business that its known and understood, avoiding risks about which there is no knowledge or do not provide competitive advantages, and carefully assesses risk-return ratios. • Diversification: the institution has a low appetite for volatility in its results, for this reason, accordingly it operates with a diversified base of customers, products and business, seeking the differentiation of risks, in addition to prioritizing less risky businesses. • Operational excellence: ITAÚ UNIBANCO HOLDING CONSOLIDATED intends to provide agility, as well as a robust and stable infrastructure, to offer high quality services. • Ethics and respect for regulations: at ITAÚ UNIBANCO HOLDING CONSOLIDATED, ethics is non- negotiable. For this reason the institution promotes an institutional environment of integrity, educating all employees to cultivate ethical relationships and businesses and as well as respecting the norms, and therefore looking after the institution’s reputation. The Board of Directors is the maximum body responsible for establishing guidelines, policies and approval levels for risk and capital management. The Capital and Risk Management Committee (CGRC), in turn, is responsible for supporting the Board of Directors in managing capital and risk. At the executive level, collegiate bodies, chaired by the Chief Executive Officer (CEO) of ITAÚ UNIBANCO HOLDING CONSOLIDATED, who are responsible for risks and capital management performing delegated duties on these topics and their decisions are monitored by the CGRC. To support this structure, the Risk Department has specialized officers to ensure, on an independent and centralized basis, that the institution’s risks and capital are managed in compliance with the established policies and procedures. ITAÚ UNIBANCO HOLDING CONSOLIDATED’s risk management organizational structure complies with Brazilian and international regulations in place. Locally, the Bank follows the standards established by the Central Bank of Brazil (Bacen), particularly Resolution 4,557/17, which sets forth the risk and capital management structure of financial institutions, by the Securities and Exchange Commission (CVM) and by the Superintendence of Private Insurance (SUSEP), among other regulators and applicable standards. At the international level, ITAÚ UNIBANCO HOLDING CONSOLIDATED follows the standards established by the Basel Committee for Banking Supervision, the Securities and Exchange Commission (SEC) of the United States and the local regulations of the countries 133

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Condensed Financial Statements – March 31, 2026 where it is present. In addition,ITAÚ UNIBANCO HOLDING CONSOLIDATED adheres to guidelines such as the Foreign Account Tax Compliance Act (FATCA), the Principles for Responsible Banking (PRB) of the United Nations Environment Programme - Finance Initiative and the Guidelines for Multinational Companies of the Organization for Economic Cooperation and Development (OECD), pointing out some representative examples. The Bank also adopts practices in line with International Financial Reporting Standards (IFRS) and best corporate governance practices that are globally recognized. Additionally, ITAÚ UNIBANCO HOLDING CONSOLIDATED also has governance to identify and monitor emerging risks, which are those newly identified with medium and long term impact, potentially material on business, but for which there are not sufficient elements yet for their full assessment, due to the number of factors and impacts not fully known yet, since they have no precedents and therefore have never been addressed in the past. Responsibilities for risk management at ITAÚ UNIBANCO HOLDING CONSOLIDATED are structured according to the concept of three lines of governance, namely: • 1st line of governance: business areas and corporate support areas are directly responsible for identifying, measuring, assessing, monitoring, reporting, controlling, and mitigating the risks arising therefrom. • 2nd line of governance: risk area aims at ensuring, independently and centrally, that the institution’s risks are managed in compliance with policies and procedures established, setting parameters for the risk management process and its supervision. Such control provides the Board of Directors and executives with a global overview of ITAÚ UNIBANCO HOLDING CONSOLIDATED’s exposure, to ensure correct and timely corporate decisions. • 3rd line of governance: internal audit, which is linked to the Board of Directors and provides an independent assessment of the institution’s activities, so that senior management can see that controls are adequate, risk management is effective and institutional standards and regulatory requirements are being complied with. ITAÚ UNIBANCO HOLDING CONSOLIDATED uses robust automated systems for compliance with capital regulations, as well as for measuring risks in accordance with the regulatory determinations and models in place. It also monitors adherence to the qualitative and quantitative regulators’ minimum capital and risk management requirements. Aiming at strengthening its values and aligning the behavior of its employees with risk management guidelines, ITAÚ UNIBANCO HOLDING CONSOLIDATED adopts several initiatives to disseminate and strengthen a risk culture based on four principles: conscious risk taking, discussions and actions on the institution’s risks and everyone's responsibility for risk management. These principles serve as a basis for ITAÚ UNIBANCO HOLDING CONSOLIDATED guidelines, helping employees to conscientiously understand, identify, measure, manage and mitigate risks. Other information on Risk and Capital Management can be viewed at www.itau.com.br/relacoes-com- investidores/en/, in the section Results and reports, Regulatory reports, Pillar 3. b) Risk management Risk appetite Risk appetite articulates the Board of Directors' set of guidelines about strategy and risk taking, defining the nature and level of risks acceptable to the organization, and considering management capacity on an effective and prudent way, the strategic objectives, the conditions of competitiveness and the regulatory environment. The Risk Appetite framework is composed of the Risk Appetite Statement (RAS) by the Board of Directors, the Risk Appetite policy, and the set of metrics for monitoring the main risks according to the limits established. 134

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Condensed Financial Statements – March 31, 2026 Considering the strategic guidelines of ITAÚ UNIBANCO HOLDING CONSOLIDATED, the Risk Appetite and its dimensions are based on the following Statement: “We are a universal bank, operating predominantly in Latin America. Supported by our risk culture, we operate based on rigorous ethical and regulatory compliance standards, seeking high and growing results, with low volatility, by means of the long-lasting relationship with clients, correctly pricing risks, well-distributed fund-raising and proper use of capital.” To make RAS tangible, Risk Appetite was segmented in six dimensions, each of which comprising a set of metrics associated with the key risks involved, combining complementary measurements, to get a comprehensive view of our exposures on acceptable risk types and levels: • Capitalization: reflects the Bank’s level of protection against significant losses that could lead to regulatory non-compliance or insolvency. Establishes that ITAÚ UNIBANCO HOLDING CONSOLIDATED should have sufficient capital to protect itself against a serious recession or stress events without the need to adjust its capital structure under adverse circumstances. It is monitored through following up the ITAÚ UNIBANCO HOLDING CONSOLIDATED’s capital ratios, in usual or stress situations, and the institution’s debt issue ratings. • Liquidity: reflects the Bank’s level of protection against a long period of funding stress that could lead to illiquidity and possible bankruptcy. Establishes that the ITAÚ UNIBANCO HOLDING CONSOLIDATED’s liquidity should be able to support long stress periods. It is monitored by following up on liquidity ratios. • Composition of results: the purpose is to ensure the stability and sustainability of results, restricting excessive volatility and avoiding portfolio concentrations and significant deviations in pricing and provisions. Establishes that business will mainly focus on Latin America, where ITAÚ UNIBANCO HOLDING CONSOLIDATED will have a diversified range of customers and products, with low appetite for results volatility and high risk. To do so, it monitors Credit risk indicators, including social, environmental and climate dimensions, Market, and Interest Rate Risk in the Banking Book (IRRBB), Underwriting and Business & Profitability. The metrics monitored by the bank seek to ensure, by means of exposure concentration limits such as, for example, industry sectors, quality of counterparties, countries and geographic regions and risk factors, a suitable composition of the bank’s portfolios, aiming at low volatility of results and business sustainability. • Operational risk: addresses operating risks that may jeopardize the Bank’s business and operation, focusing on controlling events that may negatively impact the business strategy and operation. • Reputation: deals with risks that may impact brand value and the institution’s reputation before its customers, employees, regulators, investors and the general public. In this dimension, risks are monitored through ethical behavior and conservative compliance with regulatory standards. • Customer: addresses risks that may compromise customer satisfaction and experience, and is monitored by tracking customer satisfaction, direct impacts on customers, and suitability indicators. The metrics translate the RAS and dimensions into monitorable indicators, which capture the main risks incurred by the institution. They are periodically monitored and reported to the executive level, the Risk and Capital Management Committee and the Board of Directors, which guides the taking of preventive measures to ensure that exposures are within limits established and aligned with our strategy. The Board of Directors is responsible for the establishment and approval risk appetite guidelines and limits, performing its activities with the support of the CGRC and the Chief Risk Officer (CRO). The governance of Risk Appetite is registered in internal policy, established, reviewed, and also approved by the Board of Directors. 135

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Condensed Financial Statements – March 31, 2026 I - Credit risk The possibility of losses arising from failure by a borrower, issuer or counterparty to meet their financial obligations, the impairment of a loan due to downgrading of the risk rating of the borrower, the issuer or the counterparty, a decrease in earnings or remuneration, advantages conceded on renegotiation or the costs of recovery. There is a credit risk control and management structure, centralized and independent from the business units, that provides for operating limits and risk mitigation mechanisms, and also establishes processes and tools to measure, monitor and control the credit risk inherent in all products, portfolio concentrations and impacts of potential changes in the economic environment. The credit policy of ITAÚ UNIBANCO HOLDING CONSOLIDATED is based on internal criteria such as: classification of customers, portfolio performance and changes, default levels, rate of return and economic capital allocated, among others, and also considers external factors such as interest rates, market default indicators, inflation, changes in consumption, among other. With respect to individuals, small and medium-size companies, retail public, the credit ratings are assigned based on statistical application models (in the early stages of relationship with a customer) and behavior score (used for customers with whom ITAÚ UNIBANCO HOLDING CONSOLIDATED already has a relationship). For wholesale public and agribusiness, the classification is based on information such as the counterparty’s economic and financial situation, its cash-generating capacity, and the business group to which it belongs, the current and prospective situation of the economic sector in which it operates, in accordance with the guidelines of the Sustainability and Social and Environmental Responsibility Policy (PRSA) and specific manuals and procedures of ITAÚ UNIBANCO HOLDING CONSOLIDATED. Credit proposals are analyzed on a case-by-case basis through an authority level mechanism. The concentrations are monitored continuously for economic sectors and largest debtors, allowing preventive measures to be taken to avoid the violation of the established limits. The rating models for large companies incorporate Report on Environmental, Social, and Climate Risks and Opportunities (GRSAC) through a questionnaire, which considers: • Social: events associated with the violation of fundamental rights and guarantees or acts detrimental to the common interest, such as inadequate working conditions and negative impacts on local communities. Management prioritizes the protection of human rights and the promotion of social welfare. • Environmental: events related to degradation of the environment, biodiversity and overuse of natural resources such as deforestation, pollution and depletion of water resources. The approach seeks environmental conservation, sustainable use of resources and promotion of ecological practices. • Climate: comprises (i) the transition to a low-carbon economy, aimed at reducing or offsetting greenhouse gas emissions and preserving natural mechanisms for capturing these gases, and (ii) adaptation to extreme climate events and long-term environmental changes, such as severe storms, prolonged droughts and sea level rise. Based on these definitions, clients are classified in a socio and environmental risk scale ranging from Low to Very High. This rating is used for possible penalties in the rating. This information works as support to the rating process, not directly affecting the calculation, except in cases of penalty. In compliance with CMN Resolution 4,557/17, the document “Public Access Report - Credit Risk Management and Control Policy”, which includes the guidelines established by our credit risk control policy, can be viewed at www.itau.com.br/relacoes-com-investidores/en, in the section Itaú Unibanco, under Corporate governance, Policies, Reports. 136

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Condensed Financial Statements – March 31, 2026 I.I - Collateral and policies for mitigating credit risk ITAÚ UNIBANCO HOLDING CONSOLIDATED uses guarantees to increase its capacity for recovery in operations exposed to credit risk. The guarantees may be personal, secured, legal structures with mitigating power and offset agreements. Managerially, for collateral to be considered instruments that mitigate credit risk, it must comply with the requirements and standards that regulate such instruments, both internal and external ones, and they must be legally valid (effective), enforceable, and assessed on a regular basis. ITAÚ UNIBANCO HOLDING CONSOLIDATED also uses credit derivatives, such as single-name CDS, to mitigate credit risk of its securities portfolios. These instruments are priced based on models that use the fair value of market inputs, such as credit spreads, recovery rates, correlations and interest rates. As a supplement to the credit risk mitigation policy, ITAÚ UNIBANCO HOLDING CONSOLIDATED carries out specific analyses on ESG (Environmental, Social and Governance) requirements for operations guaranteed by rural and urban properties for each type of guarantee. For rural guarantees, reports with detailed social and environmental criteria are considered, including verification of compliance of the property with environmental legislation, status of the Rural Environmental Registry, existence of environmental liabilities, overlaps with protected areas, indigenous and quilombolas territories, settlements, archaeological sites, mining areas, and also analysis of land use and environmental history. The report also includes information on geo-referencing, land tenure regularization and climate risk indicators, strengthening commitment to sustainable practices and the mitigation of social and environmental risks. For urban guarantees, the evaluation report includes technical inspection and survey of indications of contamination, analysis of the surrounding areas as to the existence of potentially polluting activities (plants, gas stations, workshops, waste deposits, among others), in addition to checking official public lists of contaminated areas. The urban environmental report also considers the current and past use of the property, available infrastructure, and market diagnosis, ensuring that the property does not pose relevant environmental risks and is in compliance with the urbanistic and environmental standards in force. This process strengthen the commitment of ITAÚ UNIBANCO HOLDING CONSOLIDATED to adopting responsible practices aligned with ESG principles, thus contributing to the sustainability of operations and mitigation of credit risks associated with environmental and social factors. I.II - Governance and measurement of expected credit loss Both the credit risk and the finance areas are responsible for defining the methods used to measure expected credit loss and for periodically assessing changes in the provision amounts. These areas monitor the trends observed in provisions for expected credit loss by business, in addition to establishing an initial understanding of the variables that may trigger changes in the allowance for loan losses, the probability of default (PD) or the loss given default (LGD), in which default is the moment when the contract becomes a problem asset. ITAÚ UNIBANCO HOLDING CONSOLIDATED calculates the expected credit loss for Retail and Wholesale portfolios by multiplying PD, LGD and EAD (Exposure at Default), considering the prospective macroeconomic information in PD and LGD. I.III - Classification of credit impairment stages The accounting policy on expected credit loss is presented in Note 2c IV. ITAÚ UNIBANCO HOLDING CONSOLIDATED uses customers’ internal information, statistic models, days of default and quantitative analysis in order to determine the credit risk of the financial assets. The rules of stage change consider for the Retail and Wholesale segments: • Stage 1 to stage 2: delay or assessment of probability of default (PD) triggers. 137

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Condensed Financial Statements – March 31, 2026 ITAÚ UNIBANCO HOLDING CONSOLIDATED migrates contracts overdue for over 30 days to stage 2, except real estate loans (overdue for 60 days), due to the operation risk. Regardless of the delay, migration to stage 2 occurs if the PD of the operation or the rating of the economic subgroup, as established for Retail and Wholesale, respectively, exceed the risk appetite approved by the Management of ITAÚ UNIBANCO HOLDING CONSOLIDATED. • Stage 3: indications are considered that the client will not honor the contracted conditions (problem asset), and the main ones are: 90 days overdue in the payment of principal and charges, debt restructuring, judicial measures, among others. The financial instrument, at any stage, may migrate to stage 3 when presenting indications of problem assets. For models that are not massified, in the event a financial instrument is allocated in stage 3, all financial instruments of the same economic subgroup/of the same counterparty are classified to stage 3, except for those whose nature and purpose do not indicate that the client will not honor the contracted conditions. Based on the classifications in stages, the measurement rules determined for expected credit loss are used, as described in Note 2c IV. I.IV - Maximum exposure of financial assets to credit risk 03/31/2026 12/31/2025 Financial assets 2,638,106 2,569,058 Interbank investments 357,134 340,388 Securities purchased under agreements to resell 292,779 269,780 Interbank deposits 57,691 65,544 Assets guaranteeing technical provisions 6,689 5,093 (Provision for expected credit loss) (25) (29) Securities 968,035 925,416 Own portfolio 283,972 355,614 Restricted 321,511 215,242 Assets guaranteeing technical provisions 363,252 355,296 (Provision for expected credit loss) (700) (736) Derivatives 93,624 73,311 Operations with credit granting characteristics 1,219,313 1,229,943 Loan, lease and other credit operations 1,071,165 1,084,014 Securities 199,198 197,424 (Provision for expected credit loss) (51,050) (51,495) Interbank and interbranch accounts 296,771 282,008 Other financial assets 76,439 61,614 Off-balance sheet 727,078 715,869 Financial guarantees 132,871 134,105 Credit commitments and credits to be released 594,207 581,764 Total 3,738,394 3,628,549 Amounts shown for credit risk exposure are based on gross book value and do not consider any collateral received or other added credit improvements. The contractual amounts of financial guarantees, credit commitments and credits to be released represent the maximum potential of credit risk in the event that a counterparty does not meet the terms of the agreement. The vast majority of credit commitments (mortgage loans, overdraft accounts and other pre-approved limits) mature without being drawn. As a result, the total contractual amount does not represent our real future exposure to credit risk or the liquidity needs arising from such commitments. I.V – Homogeneous portfolio of risk The Retail segment includes the businesses of Bank for Individuals, Payroll Loans, Cards and Financial Institutions, Vehicles for Individuals, Mortgage Loans, Retail Companies and Vehicles for Companies. In Retail, ITAÚ UNIBANCO HOLDING CONSOLIDATED has 130 (130 at 12/31/2025) Homogeneous groups: 87 in Stage 1 (86 at 12/31/2025), 28 in Stage 2 (29 at 12/31/2025) and 15 in Stage 3 (15 at 12/31/2025). The average risk concentration of credit operations for homogeneous groups is 0.8% (0.8% at 12/31/2025). 138

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Condensed Financial Statements – March 31, 2026 The breakdown of the gross book value of Operations with credit granting characteristics by maturity is shown below: 03/31/2026 12/31/2025 Overdue as from 1 day 25,790 24,241 Current up to 3 months 289,460 279,902 Current from 3 to 12 months 266,616 284,732 Current over 1 year 688,497 692,563 Total 1,270,363 1,281,438 II - Market risk It is the possibility of incurring financial losses from changes in the market value of positions held by a financial institution, including the risks of transactions subject to fluctuations in currency rates, interest rates, share prices, price indexes and commodity prices, as set forth by CMN. Price Indexes are also treated as a risk factor group. Market risk is controlled by an area independent from the business areas, which is responsible for the daily activities of (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and alerts, (iii) application, analysis and testing of stress scenarios, (iv) risk reporting to those responsible within the business areas, in compliance with the governance of ITAÚ UNIBANCO HOLDING CONSOLIDATED, (v) monitoring of actions required to adjust positions and risk levels to make them realistic, and (vi) providing support for the safe launch of new financial products. The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by CMN Resolution No. 4,557/17, and BCB Resolution No. 111/21, as amended. The trading portfolio consists of all transactions involving financial instruments and commodities, including derivatives, which are held for trading. The banking portfolio is basically characterized by transactions for the banking business, and transactions related to the management of the balance sheet of the institution, where there is no intention of sale and time horizons are medium and long term. Market risk management is based on the following metrics: • Value at risk (VaR): a statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level. • Losses in stress scenarios (Stress test): simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios). • Stop loss/Max drawdown: metrics used to revise positions, should losses accumulated in a certain period reach a certain level. • Concentration: cumulative exposure of a certain financial instrument or risk factor, calculated at market value (MtM – Mark to Market). • Stressed VaR: statistical metric derived from the VaR calculation, with the purpose of simulating higher risk in the trading portfolio, taking returns that can be seen in past scenarios of extreme volatility. Management of Interest Rate Risk in the Banking Book (IRRBB) is based on the following metrics: 139

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Condensed Financial Statements – March 31, 2026 • ΔEVE (Delta economic value of equity): difference between the present value of the sum of repricing flows of instruments subject to IRRBB in a base scenario and the present value of the sum of repricing flows of these instruments in a scenario of shock in interest rates. • ΔNII (Delta net interest income): difference between the result of financial operations of instruments subject to IRRBB in a base scenario and the result of financial operations of these instruments in a scenario of shock in interest rates. In addition, sensitivity and loss control measures are also analyzed. They include: • Mismatching analysis (GAPS): accumulated exposure by risk factor of cash flows expressed at market value, allocated at the maturity dates. • Sensitivity (DV01- Delta variation): impact on the fair value of cash flows when a 1 basis point change is applied to current interest rates or on the index rates. • Sensitivity to sundry risk factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time. In order to operate within the defined limits, ITAÚ UNIBANCO HOLDING CONSOLIDATED hedges transactions with customers and proprietary positions, including its foreign investments. Derivatives are commonly used for these hedging activities, which can be either accounting or economic hedges, both governed by the institutional policies of ITAÚ UNIBANCO HOLDING CONSOLIDATED. The structure of limits and alerts is aligned with the Board of Directors’ guidelines, and it is reviewed and approved on an annual basis. This structure has specific limits aimed at improving the process of monitoring and understanding risk, and at avoiding concentration. These limits are quantified by assessing the forecast balance sheet results, the size of stockholders’ equity, market liquidity, complexity and volatility, and ITAÚ UNIBANCO HOLDING CONSOLIDATED’s appetite for risk. The consumption of market risk limits is monitored and disclosed daily through exposure and sensitivity maps. The market risk area analyzes and controls the adherence of these exposures to limits and alerts and reports them in a timely manner to the Treasury desks and other structures foreseen in the governance. ITAÚ UNIBANCO HOLDING CONSOLIDATED uses proprietary systems to measure the consolidated market risk. The processing of these systems occurs in a high-availability access-controlled environment, which has data storage and recovery processes and an infrastructure that ensures business continuity in contingency (disaster recovery) situations. II.I - VaR - Consolidated ITAÚ UNIBANCO HOLDING VaR is calculated by Historical Simulation, i.e., the expected distribution for profits and losses of a portfolio overtime, which can be estimated from past behavior of returns of market risk factors for this portfolio. VaR is calculated at a confidence level of 99%, a historicalperiod of 4 years (1,000 business days) and a holding period of one day. In addition, in a conservative approach, VaR is calculated daily, with and without volatility weighting, and the final VaR is the more restrictive of the values given by the two methods. VaR total (historical simulation) (1) 03/31/2026 12/31/2025 Average Minimum Maximum Total VaR Average Minimum Maximum Var Total VaR by risk factor group Interest rates 1,571 1,316 2,124 2,038 1,303 1,028 1,974 1,376 Currencies 50 31 99 52 40 22 97 51 Shares 44 38 55 45 45 36 89 46 Commodities 36 17 49 48 30 10 67 40 Effect of diversification - - - (312) - - - (385) Total risk 1,288 1,076 1,871 1,871 1,085 777 1,744 1,128 1) VaR by risk factor group considers information from foreign units. The document "Public Access Report - Market and IRRBB Risk Management and Control Policy" which details the guidelines established by the institutional regulation for market risk control, which is not part of the financial statements, can be viewed on the website www.itau.com.br/relacoes-com-investidores/en/, in the section Itaú Unibanco, Corporate governance, Policies, Reports. 140

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Condensed Financial Statements – March 31, 2026 II.ll - Sensitivity analysis (trading and banking portfolios) ITAÚ UNIBANCO HOLDING CONSOLIDATED carried out a sensitivity analysis assessed by market risk factors considered relevant, according to the scenarios below: Scenario I: Addition of 1 base point in fixed interest rates, currency coupon, inflation and interest rate index, and 1 percentage point in currency and share prices. Scenario II: Shocks of 25% in fixed interest curves rates, currency coupon, inflation, interest rate indexes and currency and share prices, both up and down, taking the highest resulting losses per risk factor. Scenario III: Shocks of 50% in fixed interest curves rates, currency coupon, inflation, interest rate indexes and currency and share prices, both up and down, taking the highest resulting losses per risk factor. The biggest losses by risk factor, in each scenario, were stated together with their impact on the result, net of tax effects, providing an overview of ITAÚ UNIBANCO HOLDING CONSOLIDATED’s exposure under exceptional scenarios. The sensitivity analyses of the banking and the trading portfolio are statics and do not take into account management’s quick response capacity (treasury and control areas), which triggers risk mitigating measures whenever a situation of loss or high risk is identified, thus minimizing the possibility of material losses. In addition, the study's sole purpose is to show the exposure to risk and the respective protective actions, considering the fair value of financial instruments, irrespective of the accounting practices adopted by ITAÚ UNIBANCO HOLDING CONSOLIDATED. Trading portfolio Exposures 03/31/2026 Risk factors Risk of variations in: Scenarios (1) I II III Fixed interest rate Fixed interest rates in reais 0.2 (167.7) (446.5) Currency coupon Foreign exchange coupon rates (0.3) (175.4) (337.1) Foreign currency Foreign exchange rates (5.3) (69.1) (274.1) Price indices Inflation coupon rates (1.3) (217.5) (444.0) TR TR coupon rates - - - Shares Share prices (0.6) 215.3 516.7 Other Exposures that do not fall under the definitions above 3.0 (26.8) 14.6 Total (4.3) (441.2) (970.4) 1) Amounts net of tax effects. Trading and banking portfolios Exposures 03/31/2026 Risk factors Risk of variations in: Scenarios (1) I II III Fixed interest rate Fixed interest rates in reais (16.5) (5,595.3) (10,767.1) Currency coupon Foreign exchange coupon rates (4.1) (659.3) (1,278.3) Foreign currency Foreign exchange rates 6.5 (296.1) (882.4) Price indices Inflation coupon rates (5.9) (834.1) (1,601.3) TR TR coupon rates (0.7) (223.1) (469.5) Shares Share prices 2.2 150.9 376.7 Other Exposures that do not fall under the definitions above 3.0 (26.6) 15.1 Total (15.5) (7,483.6) (14,606.8) 1) Amounts net of tax effects. III - Liquidity risk Defined as the possibility that the institution may be unable to efficiently meet its expected and unexpected obligations, both current and future, including those arising from guarantees issued, without affecting its daily operations and without incurring significant losses. Liquidity risk is controlled by an area independent from the business area and responsible for establishing the reserve composition, estimating the cash flow and exposure to liquidity risk in different time horizons, and for monitoring the minimum limits to absorb losses in stress scenarios for each country where ITAÚ UNIBANCO HOLDING CONSOLIDATED operates. All activities are subject to verification by independent validation, internal control and audit areas. Liquidity management policies and limits are based on prospective scenarios and senior management’s guidelines. These scenarios are reviewed on a periodic basis, by analyzing the need for cash due to atypical market conditions or strategic decisions by ITAÚ UNIBANCO HOLDING CONSOLIDATED. ITAÚ UNIBANCO HOLDING CONSOLIDATED manages and controls liquidity risk on a daily basis, using procedures approved in superior committees, including the adoption of liquidity minimum limits, sufficient to absorb possible cash losses in stress scenarios, measured with the use of internal and regulatory methods. 141

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Condensed Financial Statements – March 31, 2026 Among the main regulatory liquidity indicators, the following indicators stand out: Liquidity coverage ratio (LCR): can be defined as a sufficiency index over a 30-day horizon, measuring the available amount of assets available to honor potential liquid outflows in a stress scenario. Net stable funding ratio (NSFR): can be defined as an analysis of funding available for the financing of long- term assets. Both metrics are managed by the liquidity risk area and they have limits approved by superior committees, as well as governance of action plans in possible liquidity stress scenarios. Under the LCR metric, ITAÚ UNIBANCO HOLDING CONSOLIDATED has High-quality Liquid Assets (HQLA), mainly made up of sovereign securities, reserves in central banks and cash. Net cash outflows are mainly made up of retail, wholesale funds, additional requirements, contractual and contingent obligations, offset by cash inflows from loans and other expected cash inflows. When the LCR in the period is above the 100% threshold means that has sufficient stable funds available to support losses under the standardized stress scenario for LCR. From the NSFR perspective, ITAÚ UNIBANCO HOLDING CONSOLIDATED has Available Stable Funding (ASF), mainly made up of capital and wholesale funds. The required stable funding (RSF) are mainly made up of loans and financing granted to clients. As well as for LCR, when the NSFR is above the 100% threshold, the stable funds available are sufficient to support the stable funds required in the long term. Funding in accordance with maturities are presented below: 03/31/2026 12/31/2025 Current Non-current Current Non-current Other debt instruments 115,121 304,773 108,419 307,211 Funds from issues 103,912 168,487 96,925 168,561 Financial bills 29,369 30,379 28,359 32,802 Real estate credit bills 26,822 51,749 30,005 41,116 Rural credit bills 28,913 34,235 29,641 35,003 Guaranteed real estate bills 18,808 47,857 8,920 55,518 Debentures - 4,267 - 4,122 Foreign loans through securities 9,211 63,238 8,736 67,684 Brazil risk note programme 520 11,838 423 12,748 Structure note issued 2,203 7,075 2,789 7,630 Bonds 5,762 28,843 5,067 35,215 Fixed rate notes - 8,740 - 9,300 Eurobonds 38 17 56 23 Other 688 6,725 401 2,768 Funding from structured operations certificates 1,998 24,624 2,758 22,819 Debt instruments with subordination clauses - 48,424 - 48,147 Financial bills - 41,565 - 37,900 Euronotes - - - 2,755 Bonds - 6,859 - 7,492 Borrowing and onlending 108,205 28,711 118,637 28,527 Borrowing 93,975 11,830 104,328 12,168 Onlending - in Brazil – Official institutions 14,230 16,881 14,309 16,359 Total 223,326 333,484 227,056 335,738 In the period, ITAÚ UNIBANCO HOLDING CONSOLIDATED holds R$ 175,704 (R$ 167,275 at 12/31/2025) in Central Bank of Brazil depoits comprised in the heading Interbank and interbranch accounts in the Balance Sheet. The "Pillar 3", which details the Liquidity Ratios, can be viewed on the website www.itau.com.br/relacoes-com- investidores/en/, in the section Results and reports, Regulatory reports, Pillar 3. The document "Public Access Report – Liquidity Risk Management and Control Policy”, which details the guidelines established by the institutional regulation for liquidity risk control, which is not part of the financial statements, can be viewed on the website www.itau.com.br/relacoes-com-investidores/en/, in the section Itaú Unibanco, Corporate governance, Policies, Reports. 142

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Condensed Financial Statements – March 31, 2026 IV - Operating risk Defined as the possibility of losses from failures, defects or shortcomings in internal processes, people or systems, or from external events impacting the realization of strategic, tactical or operational objectives. It includes the legal risk of inadequacies or defects in agreements signed by the institution, as well as sanctions for failing to comply with legal provisions and compensation to third parties for losses arising from the institution’s activities. The managers of the executive areas use corporate methods constructed and made available by the Compliance and Operational Risk area. As part of governance of the risk management process, consolidated reports on risk monitoring, controls, action plans and operating losses are periodically presented to the business areas’ executives. In line with the principles of CMN Resolution No. 4,557/17, the document entitled “Public Access Report – Integrated Operational Risk Management and Internal Controls”, a summarized version of the institutional operating risk management policy, may be viewed on the website www.itau.com.br/relacoes-com-investidores/en/, in the section Itaú Unibanco, Corporate governance, Policies, Reports. V - Insurance, private pension and premium bonds risks In addition to the risks inherent in financial instruments related to the Insurance, Private Pension and Premium Bonds portfolios, the operations carried out at ITAÚ UNIBANCO HOLDING CONSOLIDATED give rise to exposure to underwriting risk. Underwriting risk is the risk of significant deviations in the methodologies and/or assumptions used for pricing or provision of products, which can materialize in different ways, contrary to the expectations of the product offered: (i) Insurance: results from the change in risk behavior in relation to the increase in the frequency and/or severity of claims occurred, contrary to pricing estimates. (ii) Private pension: is observed in the increase in life expectancy or in deviation from the assumptions used in the technical reserves. (iii) Premium bonds: payment of premiums for securities drawn in series not paid in and/or administrative expenses higher than expected may materialize this risk. The measurement of underwriting risk exposure is based on the analysis of actuarial assumptions used in the recognition of liabilities and pricing of products through: i) monitoring of the evolution of equity necessary to mitigate insolvency or liquidity risk; ii) monitoring of portfolios, products and coverages, from the perspective of results, adherence to expected rates and expected behavior of loss ratio. Exposure to underwriting risk is managed and monitored according to the levels of risk appetite approved by Management and is controlled through indicators that allow the creation of stress scenarios and simulations of portfolio stress. VI - Emerging risks Defined as those newly identified with a potentially material impact on the business in the medium and long term, but for which there are not enough elements yet for their complete assessment, due to the number of factors and impacts not yet totally known, since they have no precedents and therefore have never been addressed in the past. Their causes may arise from external events and result in the emergence of new risks or in the intensification of risks already monitored by ITAÚ UNIBANCO HOLDING CONSOLIDATED. Once identified, these risks are monitored and reassessed annually or on demand until they cease to pose a risk or until they can be adequately measured, in which case the other steps of risk management are then followed. 143

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Condensed Financial Statements – March 31, 2026 This process is ensured by ITAÚ UNIBANCO HOLDING CONSOLIDATED’s governance, allowing these risks to be also incorporated into risk management procedures. Geopolitical, Climate and Cyber risks that have or have already had aspects considered as emerging risks can be given as examples. VII - Social, environmental and climate risks Social, environmental and climate risks are the possibility of losses due to exposure to social, environmental and/or climatic events related to the activities developed by ITAÚ UNIBANCO HOLDING CONSOLIDATED, may impact the longevity of our businesses, the resilience of our assets and the generation of value in the short, medium and long terms. The Policy of Social, Environmental and Climatic Risks (Risks SAC Policy) establishes the guidelines and underlying principles for social, environmental and climatic risk management, addressing the most significant risks for the institution’s operation through specific procedures, in line with applicable corporate policies. Actions to mitigate the Social, Environmental and Climatic Risks are taken based on the mapping of processes, risks and controls, monitoring of new standards related to the theme and recording of occurrence in internal systems. In addition to the identification, the phases of prioritization, response to risk, mitigation, monitoring and reporting of assessed risks supplement the management of these risks at ITAÚ UNIBANCO HOLDING CONSOLIDATED. In the management of Social, Environmental and Climate (SEC) Risks, the first line areas, represented by businesses, carry out risk management in their daily activities, following the guidelines of the SEC Risk Policy and specific processes, counting on expert assessment of dedicated technical groups such as the Credit team. In addition, business support areas such as Sustainability and Institutional Legal also have specialized teams, which work in an integrated way in the management of all dimensions of Social, Environmental and Climate Risks linked to the conglomerate’s activities. The second-line areas, such as SEC Risks and Internal Controls provide support and ensure adequate governance of business and credit activities. In the third line, the Internal Audit works independently, carrying out assessments of risk management, controls and governance. The institution has specific procedures for managing SEC risks in its own operation (equity, branch infrastructure, technology and suppliers), in traditional risks such as credit, investments and key controlled entities. These procedures have been developed and implemented based on the principles of relevance and proportionality and include from the checking of information in public databases applicable to clients and suppliers to the detailed individualized analysis for certain clients, depending on the segment or type of product. Governance also counts on the Social, Environmental and Climatic Risks Committee, whose main responsibility is to assess and deliberate about institutional and strategic matters, as well as to resolve on products, operations, services, among others involving the Social, Environmental and Climatic Risks. Considering the relevance of climate risk, ITAÚ UNIBANCO HOLDING CONSOLIDATED supports the Task Force on Climate-related Financial Disclosures (TCFD) and it is committed to maintaining a process of evolution and continuous improvement in line with your recommendations. In addition, the institution measures the sensitivity of its credit portfolio to climate risks by applying the Climate Risk Sensitivity Rule, which categorizes clients and sectors considering both physical risks (resulting from changes in weather patterns, such as increased rainfall, temperature, and extreme weather events) and the transition ones (resulting from changes in the economy, as a result of climate actions such as carbon pricing, climate regulation, market risks and reputation risks). c) Capital management governance ITAÚ UNIBANCO HOLDING CONSOLIDATED is subject to the regulations of BACEN, which determines minimum capital requirements, procedures to obtain information to assess the global systemic importance of banks, fixed asset limits, loan limits and accounting practices, and requires banks to conform to the regulations based on the Basel Accord for capital adequacy. Additionally, CNSP and SUSEP issue regulations on capital requirements that affect our insurance operations and private pension and premium bonds plans. 144

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Condensed Financial Statements – March 31, 2026 The notes about capital were prepared in accordance with BACEN’s regulatory requirements and with internationally accepted minimum requirements according to the Bank for International Settlements (BIS). I - Composition and capital adequacy The Board of Directors is the body responsible for approving the institutional capital management policy and guidelines for the capitalization level of ITAÚ UNIBANCO HOLDING CONSOLIDATED. The Board is also responsible for the full approval of the ICAAP (Internal Capital Adequacy Assessment Process) report, the purpose of which is to assess the capital adequacy of ITAÚ UNIBANCO HOLDING CONSOLIDATED. The result of the last ICAAP, which comprises stress tests – which was dated December 2025 – indicated that ITAÚ UNIBANCO HOLDING CONSOLIDATED has, in addition to capital to cover all material risks, a significant capital surplus, thus assuring the solidity of the institution’s equity position. In order to ensure that ITAÚ UNIBANCO HOLDING CONSOLIDATED is sound and has the capital needed to support business growth, the institution maintains PR levels above the minimum level required to face risks, as demonstrated by the Common Equity Tier I, Tier I Capital and Total Capital ratios. 03/31/2026 12/31/2025 Available capital (amounts) Common equity tier 1 (CET 1) 186,771 185,595 Tier 1 209,183 208,161 Total capital (PR) 230,527 228,589 Risk-weighted assets (amounts) Total risk-weighted assets (RWA) 1,560,810 1,505,475 Risk-based capital ratios as a percentage of RWA Common equity tier 1 ratio (%) 12.0% 12.3% Tier 1 ratio (%) 13.4% 13.8% Total capital ratio (%) 14.8% 15.2% Additional CET1 buffer requirements as a percentage of RWA Capital conservation buffer requirement (%) 2.5% 2.5% Countercyclical buffer requirement (%) 0.1% 0.1% Bank G-SIB and/or D-SIB additional requirements (%) 1.0% 1.0% Total of bank CET1 specific buffer requirements (%) 3.6% 3.6% At 03/31/2026, the amount of perpetual subordinated debt that makes up Tier I capital is R$ 21,456 (R$ 21,543 at 12/31/2025) and the amount of subordinated debt that makes up Tier II capital is R$ 20,072 (R$ 19,034 at 12/31/2025). The Basel Ratio reached 14.8% at 03/31/2026, a decrease of 0.4 p.p. compared to 12/31/2025, mainly due to repurchases of debts that composing the Tier I and Tier II capital. The variation reflects mainly the implementation of regulatory changes related to credit and operating risks, growth in risk-weighted assets and payment of interest on own capital, effects partially offset by income for the period. Additionally, ITAÚ UNIBANCO HOLDING CONSOLIDATED has a surplus over the required minimum Total Capital of R$ 105,663 (R$ 108,151 at 12/31/2025), well above the Capital Buffer requirement of R$ 55,524 (R$ 53,686 at 12/31/2025), widely covered by available capital. The fixed assets ratio indicates the commitment percentage of adjusted Total Capital with adjusted permanent assets ITAÚ UNIBANCO HOLDING CONSOLIDATED falls within the maximum limit of 50% of adjusted Total Capital, established by BACEN. At 03/31/2026, fixed assets ratio reached 20.7% (19.4% at 12/31/2025), showing a surplus of R$ 67,456 (R$ 69,887 at 12/31/2025). Further details on Risk and Capital Management of ITAÚ UNIBANCO HOLDING CONSOLIDATED and indicators of the Global Systemic Importance Index, which are not included in the financial statements, can be viewed at www.itau.com.br/relacoes-com-investidores/en, in the section Results and reports, Regulatory reports, Pillar 3 and Global Systemically Important Banks. 145

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Condensed Financial Statements – March 31, 2026 II - Risk-weighted assets (RWA) For calculating minimum capital requirements, RWA must be obtained by taking the sum of the following risk exposures: • RWACPAD = portion related to exposures to credit risk, calculated using standardized approach. • RWACIRB = portion related to exposures to credit risk, calculated according to internal credit risk rating systems (IRB - Internal Ratings-Based approaches), authorized by the Central Bank of Brazil. • RWAMPAD = portion related to the market risk capital requirement, calculated using standardized approach. • RWAMINT = portion related to the market risk capital requirement, calculated according to internal model approaches, authorized by the Central Bank of Brazil. • RWAOPAD = portion related to the operational risk capital requirement, calculated using standardized approach. RWA 03/31/2026 12/31/2025 Credit risk (excluding counterparty credit risk) 1,189,707 1,199,103 Of which: standardized approach for credit risk 1,111,021 1,119,760 Of which: foundation internal rating-based approach (F-IRB) - - Of which: advanced internal rating-based approach (A-IRB) 78,686 79,343 Counterparty credit risk (CCR) 34,875 29,789 Of which: standardized approach for counterparty credit risk (SA-CCR) 25,533 20,340 Of which: other CCR 9,342 9,449 Equity investments in funds - look-through approach 4,304 6,433 Equity investments in funds - mandate-based approach - - Equity investments in funds - fall-back approach 1,415 1,109 Securitization exposures in banking book 13,497 12,838 Market Risk 68,398 50,248 Of which: standardized approach (RWAMPAD) 83,598 61,438 Of which: internal models approach (RWAMINT) 36,516 30,685 Operational Risk 181,754 143,006 Payment services risk (RWASP) NA NA Amounts below the thresholds for deduction 66,860 62,949 Total 1,560,810 1,505,475 III - Recovery plan In response to the latest international crises, the Central Bank published CMN Resolution No. 5,187/24, which requires the development of a Recovery and exit planning (PRSO) by financial institutions within Segment 1, with total exposure to GDP of more than 10%. This plan aims to reestablish adequate levels of capital and liquidity above regulatory operating limits in the face of severe systemic or idiosyncratic stress shocks. In this way, each institution could preserve its financial viability while also minimizing the impact on the National Financial System. IV - Stress testing The stress test is a process of simulating extreme economic and market conditions on ITAÚ UNIBANCO HOLDING CONSOLIDATED’s results, liquidity and capital. The institution has been carrying out this test in order to assess its solvency in plausible scenarios of crisis, as well as to identify areas that are more susceptible to the impact of stress that may be the subject of risk mitigation. For the purposes of the test, the economic research area estimates macroeconomic variables for each stress scenario. The elaboration of stress scenarios considers the qualitative analysis of the Brazilian and the global conjuncture, historical and hypothetical elements, short and long term risks, among other aspects, as defined in CMN Resolution No. 4,557/17. 146

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Condensed Financial Statements – March 31, 2026 In this process, the main potential risks to the economy are assessed based on the judgment of the bank's team of economists, endorsed by the Chief Economist of ITAÚ UNIBANCO HOLDING CONSOLIDATED and approved by the Board of Directors. Projections for the macroeconomic variables (such as GDP, basic interest rate, exchange rates and inflation) and for variables in the credit market (such as raisings, lending, rates of default, spread and fees) used are based on exogenous shocks or through use of models validated by an independent area. Then, the stress scenarios adopted are used to influence the budgeted result and balance sheet. In addition to the scenario analysis methodology, sensitivity analysis and the Reverse Stress Test are also used. ITAÚ UNIBANCO HOLDING CONSOLIDATED uses the simulations to manage its portfolio risks, considering Brazil (segregated into wholesale and retail) and External Units, from which the risk-weighted assets and the capital and liquidity ratios are derived. The stress test is also an integral part of the ICAAP, the main purpose of which is to assess whether, even in severely adverse situations, the institution would have adequate levels of capital and liquidity, without any impact on the development of its activities. This information enables potential offenders to the business to be identified and provides support for the strategic decisions of the Board of Directors, the budgeting and risk management process, as well as serving as an input for the institution’s risk appetite metrics. V - Leverage ratio The Leverage Ratio is defined as the ratio between Tier I Capital and Total Exposure, calculated according to BACEN Circular 3,748, which minimum requirement is 3%. The ratio is intended to be a simple measure of non- risk-sensitive leverage, and so it does not take into account risk weights or risk mitigation. Note 28 - Supplementary Information a) Insurance policy ITAÚ UNIBANCO HOLDING CONSOLIDATED, despite the reduced risk exposure due to the low physical concentration of its assets, has a policy of insuring valuables and assets at amounts considered sufficient to cover possible losses. b) Foreign currency Equity balances in Reais linked to the foreign currencies were as follows: 03/31/2026 12/31/2025 Permanent foreign investments 110,650 107,907 Net balance of other assets and liabilities indexed to foreign currency, including derivatives (91,092) (80,861) Net foreign exchange position 19,558 27,046 The net foreign exchange position, considering the tax effects on the net balance of other assets and liabilities indexed to foreign currencies, reflects the low exposure to exchange variations. c) Agreements for offsetting and settlement of liabilities within the scope of the National financial system Offset agreements are in force in relation to derivative contracts, as well as agreements for the offsetting and settlement of receivables and payables pursuant to CMN Resolution No. 3,263/05, the purpose of which is to enable the offsetting of credits and debits with the same counterparty, and where the maturity dates of receivables and payables can be brought forward to the date of an event of default by one of the parties or in the event of bankruptcy of the debtor. 147

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Condensed Financial Statements – March 31, 2026 d) Regulatory non-recurring result Presentation of regulatory non-recurring result of ITAÚ UNIBANCO HOLDING and ITAÚ UNIBANCO HOLDING CONSOLIDATED, net of tax effects, in accordance with the criteria established by BCB Resolution No. 2/2020: 01/01 to 03/31/2026 01/01 to 03/31/2025 Regulatory non-recurring results (126) (38) Restructuring (783) - Tax events 667 - Corporate events (5) - Other (5) (38) e) Tax reform of consumption in Brazil Supplementary Laws No. 214/2025 and No. 227/2026 established the Goods and services tax (IBS), the Social contribution on goods and services (CBS) and the Selective tax (IS), and also established the general rules applicable to their management, monitoring, collection and allocation of respective revenues. IBS and CBS will gradually replace the following taxes: Social integration program tax (PIS/Pasep), Contribution to social security financing (COFINS), Services tax (ISS), Financial transactions - Insurance tax (IOF-Insurance), Goods and services movement tax (ICMS) and Industrial products tax (IPI). These taxes will be discontinued throughout the period of implementation of the Tax reform. The new system of consumption taxation is structured in three incidence regimes: General regime, Specific regime and Differentiated regime. Among the main advances of the new legislation are the adoption of full non-cumulation, credit throughout the entire consumption chain, rationalization of tax rates and the definition of the incidence base from the net price of taxes. Financial services fall under the Specific regime and will be subject to the incidence of IBS and CBS starting January 1, 2027, with an initial tax rate estimated at 10.85%, and a forecasted gradual increase until reaching 12.50% in 2033. Potential impacts arising from the implementation of the new tax system are being evaluated and should be completed by the effective date of the legislation. 148

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Condensed Financial Statements – March 31, 2026 (A free translation of the original in Portuguese) Itaú Unibanco Holding S.A. Parent company and consolidated condensedfinancial statements at March 31, 2026 and report on review 149

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Condensed Financial Statements – March 31, 2026 (A free translation of the original in Portuguese) Report on review of parent company and consolidated condensed financial statements To the Board of Directors and Stockholders Itaú Unibanco Holding S.A. Introduction We have reviewed the accompanying condensed balance sheet of Itaú Unibanco Holding S.A. ("Bank") as at March 31, 2026 and the related condensed statements of income, comprehensive income, changes in stockholders' equity and cash flows for the three-month period then ended, as well as the accompanying condensed consolidated balance sheet of Itaú Unibanco Holding S.A. and its subsidiaries ("Consolidated") as at March 31, 2026 and the related condensed consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows for the three-month period then ended, and selected notes, comprising a summary of significant accounting policies. Management is responsible for the preparation and presentation of these parent company and consolidated condensed financial statements in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank. Our responsibility is to express a conclusion on these condensed financial statements based on our review. Scope of review We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" and ISRE 2410 - "Review of Interim Financial Information Performed by the Independent Auditor of the Entity", respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion. Conclusion Based on our review, nothing has come to our attention that causes us to believe that the accompanying parent company and consolidated condensed financial statements referred to above do not present, in all material respects, in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank. 150 PricewaterhouseCoopers Auditores Independentes Ltda. Avenida Brigadeiro Faria Lima, 3732, Edifício B32, 16o, São Paulo, SP, Brasil, 04538-132 T: +55 (11) 4004-8000 www.pwc.com.br

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Condensed Financial Statements – March 31, 2026 Itaú Unibanco Holding S.A. Other matters - Condensed statements of added value The condensed financial statements referred to above include the parent company and consolidated statements of added value for the three-month period ended at March 31, 2026. These statements are the responsibility of the Bank's management and presented as supplementary information. These statements have been subjected to review procedures performed together with the review of the condensed financial statements for the purpose of concluding whether they are reconciled with the condensed financial statements and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in the accounting standard CPC 09 - "Statement of Value Added". Based on our review, nothing has come to our attention that causes us to believe that these statements of added value have not been prepared, in all material respects, in accordance with the criteria established in this accounting standard, and that they are consistent with the parent company and consolidated condensed financial statements taken as a whole. São Paulo, May 5, 2026 PricewaterhouseCoopers Auditores Independentes Ltda. CRC 2SP000160/O-5 Tatiana Fernandes Kagohara Gueorguiev Contadora CRC 1SP245281/O-6 151

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Condensed Financial Statements – March 31, 2026 ITAÚ UNIBANCO HOLDING S.A. CNPJ. 60.872.504/0001-23 Listed Company NIRE. 35300010230 OPINION OF THE FISCAL COUNCIL The effective members of the Fiscal Council of ITAÚ UNIBANCO HOLDING S.A., after having examined the financial statements for the period from January to March 2026 and in view of the unqualified opinion of PricewaterhouseCoopers Auditores Independents, understand that these documents adequately reflect the company’s capital structure, financial position and the activities conducted during the period, and they have the conditions to be submitted to the appreciation and approval of the Stockholders. São Paulo (SP), May 05, 2026. GILBERTO FRUSSA President EDUARDO HIROYUKI MIYAKI MARCELO MAIA TAVARES DE ARAUJO Member Member 152

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Condensed Financial Statements – March 31, 2026 Praça Alfredo Egydio de Souza Aranha nº 100, Parque Jabaquara, Zip Code 04344-902, São Paulo/SP - Brazil ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly Listed Company NIRE 35300010230 Financial Statements in BRGAAP as of March 31, 2026. The Officers responsible for the preparation of the consolidated and individual financial statements, in compliance with the provisions of article 27 paragraph 1 of CVM Instruction No. 80/2022 and article 45, paragraph 3, item V of BCB Resolution No. 2/2020, represent that: a) they are responsible for the information included in this file; b) they have reviewed, discussed and agree with the opinions expressed in the report of independent auditors about these financial statements; c) they have reviewed, discussed and agree with the Company’s financial statements and d) are responsible for establishing and maintaining the appropriate internal control structure and evaluating the effectiveness of these structures for the preparation of financial statements. The statements referred to were disclosed on May 05, 2026, on the website of the Brazilian Securities Commission (CVM) and Investor Relations of this institution (www.itau.com.br/investor relations). This file includes: . Management Report; . Balance Sheet; . Statement of Income; . Statement of Comprehensive Income; . Statement of Changes in Stockholders’ Equity; . Statement of Cash Flows; . Statement of Value Added; . Notes to the Financial Statements; . Report of Independent Auditors; . Opinion of the Fiscal Council. Milton Maluhy Filho Gabriel Amado de Moura Chief Executive Officer Officer Maria Helena dos Santos Fernandes de Santana Chairperson of the Audit Committee Fabiana Palazzo Barbosa Accountant 153